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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June, 2003

                       Commission File Number 000 - 13979

                            Breakwater Resources Ltd.
                 (Translation of registrant's name into English)

         95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BREAKWATER RESOURCES LTD.
                                                 (Registrant)


                                            By: (signed) E. Ann Wilkinson
                                               ---------------------------------
                                                  E. Ann Wilkinson
                                                  Corporate Secretary
Date: June 12, 2003

                                INDEX TO EXHIBITS

     The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.


Number
------

1.   Press Release Dated June 12, 2003
2. Langlois Mine Feasibility Study prepared by SRK Consulting - August 2001 Revised June 2003

EXHIBIT 1

[LOGO] b
--------------------------------------------------------------------------------
BREAKWATER RESOURCES LTD.
95 WELLINGTON STREET WEST, SUITE 2000
TORONTO, ONT., M5J 2N7
                                                         Tel: (416) 363-4798
                                                         Fax: (416) 363-1315
--------------------------------------------------------------------------------
MEDIA RELEASE

                         BREAKWATER ANNOUNCES RESULTS OF
                       UPDATED LANGLOIS FEASIBILITY STUDY

JUNE 12, 2003... (BWR - TSX)

Breakwater Resources Ltd. announces the results of the updated SRK Consulting
(SRK) feasibility study for the Langlois Mine, located in northwestern Quebec. The 2003 feasibility study includes the new mineral reserves in Zone 97 which were proven up following a 28 hole, 11,511 metre in-fill drill program which was completed in April 2003.

On May 22, 2003, Breakwater announced a 25 percent increase in mineral reserves in Zone 97, which adds a further year's production to the expected life of the mine. In total, the mineral reserves for Zone 97 have increased by 419,600 tonnes, at a grade of 8.1 percent zinc, 1.7 percent copper, 46.9 grams of silver per tonne and 0.1 grams of gold per tonne. The resources and reserves for Zones 3 and 4 have not changed.

Breakwater purchased the Langlois Mine in May 2000 and operated the mine until November 2000. Operations were temporarily suspended when problems associated with the main ore pass system combined with low metal prices made it uneconomic to operate. The Langlois Mine was placed on care-and-maintenance in 2001 pending the resolution of the ore pass problem and an improvement in the price of zinc.

A feasibility study to reopen the Langlois Mine including a technical resolution for the ore pass problem was conducted by SRK in August 2001, following an extensive drilling program. The original SRK feasibility study indicated a net pre-tax cash flow of $60.9 million based on a zinc price of US$0.50 per pound, a copper price of US$0.80 per pound, a silver price of US$5.00 per ounce and an exchange rate of US$0.66 per Can$. The internal rate of return was 24.0 percent and the NPV at 8.0 percent was $26.4 million.

The 2003 SRK feasibility study now indicates that the total net pre-tax cash flow is estimated to be $71.1 million, based on the metal prices shown in Table
I. The internal rate of return has increased to 25.3 percent and the NPV at 8.0 percent has increased to $30.9 million. Due to the recent decrease in the US/Canadian dollar exchange rate, an exchange rate of US$0.70 per Can$ has been used. As well, due to the tight zinc concentrate market, zinc smelter treatment charges have been reduced. Based on these price assumptions, the operating cost per pound of payable zinc including smelting, shipping and by-product credits for copper and precious metals is US$0.38. The 2003 SRK feasibility study can be accessed at www.sedar.com by advancing to Breakwater's public documents.

                    Table I - Metal Prices and Exchange Rate
                    ----------------------------------------
                      Zinc                    US$0.50/lb
                      Copper                  US$0.80/lb
                      Silver                  US$5.00/oz
                      Gold                    US$343/oz
                      Exchange Rate           US$0.70/Cdn$
                    ----------------------------------------

An estimated $38.2 million in capital is required over the life of the mine of which approximately $16.4 million must be expended prior to the start of production. The majority of the capital requirements are related to the underground mine. The total operating cost to mine gate is estimated at Cdn$55.61 per tonne milled over the life of the mine. This cost is in the range of the historical 2000 operating cost.

The project economics are sensitive to the price of zinc which is currently depressed and is trading at a 16 year low of US$0.36 per pound. As well, the project is sensitive to the US/Canadian dollar exchange rate. The 2003 SRK feasibility study was also run based on a long-term zinc price of US$0.45 per pound. The total net pre-tax cash flow decreases to $41.5 million, the internal rate of return decreases to 15.2 percent and the NPV at 8.0 percent decreases to $12.6 million. Based on this price assumption, the operating cost per pound of payable zinc including smelting, shipping and by-product credits for copper and precious metals is estimated to be US$0.36. The Company is investigating several strategies, which would improve the economics of the mine, including rationalizing concentrate freight rates. A decision to reopen the Langlois mine awaits an improvement in the price of zinc and financing.

The 2003 SRK feasibility mine plan provides for milling 3,322,760 tonnes over a period of eight years based on mineral reserves as of May 1, 2003 shown in Table II.


Table II - Summary of Mineral Resources and Mineral Reserves for the Langlois Mine
----------------------------------------------------------------------------------
                                         Tonnes      Zn       Cu      Au      Ag
                                         (000s)      (%)      (%)    (g/t)   (g/t)
----------------------------------------------------------------------------------
Proven and Probable Reserves              3,323      10.8     0.8     0.1     52
Measured and Indicated Resources (1)      4,981      11.2     0.8     0.1     54
Inferred Resources                        1,254       9.7     0.5     0.1     40
----------------------------------------------------------------------------------

(1) Measured and Indicated Resources include Proven and Probable Reserves

The 2003 feasibility operating plan incorporates several improvements to ensure reliability of production and to control costs. These improvements include the elimination of ore passes for Zone 97, a steel lined storage bin, pre-development of several sublevels in Zone 97 so that it can produce higher grade ore continuously when mine operations resume and improvements for the underground mobile equipment fleet.

Table III summarizes the estimated life of mine production statistics.

               Table III - Life of Mine Production Statistics
----------------------------------------------------------------------
TONNES MILLED                                               3,323,000
----------------------------------------------------------------------
HEAD GRADE                     Zn (%)                            10.8
                               Cu (%)                             0.8
                               Au (g/t)                           0.1
                               Ag (g/t)                          52.1
RECOVERIES                     Zn (%)                            93.7
                               Cu (%)                            82.3
                               Au (%)                            29.0
                               Ag (%)                            35.8
CONCENTRATE GRADE              Zn (%)                            54.8
                               Cu (%)                            23.9
TONNES CONCENTRATE             Zn (t)                         612,000
                               Cu (t)                          94,000
CONTAINED METAL                Zn (t)                         335,000
                               Cu (t)                          22,700
                               Au (oz)                          2,600
                               Ag (oz)                      1,991,000
----------------------------------------------------------------------

This press release contains certain forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risk and uncertainties are disclosed under the heading "Risk Factors" in the Corporation's Annual Report on Form 20-F filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

Breakwater Resources Ltd. is a mineral resource company engaged in the acquisition, exploration, development and mining of base metal and precious metal deposits in the Americas and North Africa. Breakwater has four producing zinc mines: the Bouchard-Hebert mine in Quebec, Canada; the Bougrine mine in Tunisia; the El Mochito mine in Honduras; and the El Toqui mine in Chile.

For further information please contact:

-----------------------------  ----------------------------------
COLIN K. BENNER                 TORBEN JENSEN
-----------------------------  ----------------------------------
President and                   Manager of Engineering and
-----------------------------  ----------------------------------
Chief Executive Officer         North American Exploration
-----------------------------  ----------------------------------
(416) 363-4798 Ext. 269         (416) 363-4798 Ext. 232
-----------------------------  ----------------------------------

Email: investorinfo@breakwater.ca             Website: www.breakwater.ca


                                  LANGLOIS MINE
                           LEBEL-SUR-QUEVILLON, QUEBEC



                                    2CB003.02
                                FEASIBILITY STUDY




                                  PREPARED FOR:

                            BREAKWATER RESOURCES LTD.
                      Suite 2000, 95 Wellington Street West
                                Toronto, Ontario
                                     M5J 2N7



                         AUGUST 2001 - REVISED JUNE 2003


                              [LOGO] SRK CONSULTING
                                     Engineers and Scientists

Authors:          _______________________           _________________________
                  SRK Consulting                    Breakwater Resources Ltd.

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC


                                          TABLE OF CONTENTS
EXECUTIVE SUMMARY .........................................................................1

1.0              INTRODUCTION .............................................................7

        1.1      TERMS OF REFERENCE .......................................................7
        1.2      BACKGROUND ...............................................................8
        1.3      FEASIBILITY STUDY OBJECTIVES AND APPROACH ...............................12

2.0              GEOLOGY .................................................................13

        2.1      REGIONAL AND PROPERTY GEOLOGY ...........................................13
        2.2      MINERALIZATION ..........................................................15
        2.3      MINERAL RESOURCES AND RESERVES ..........................................19
        2.4      EXPLORATION POTENTIAL ...................................................27

3.0              HISTORICAL OPERATING CHALLENGES .........................................28

        3.1      ORE PASSES ..............................................................28
        3.2      MINE CAPITAL DEVELOPMENT ................................................29
        3.3      MOBILE EQUIPMENT MAINTENANCE ............................................29
        3.4      ORE STORAGE .............................................................29
        3.5      STOPE DILUTION AND SUBLEVEL REHABILITATION ..............................29
        3.6      SRK  MINE  REVIEW .......................................................30

4.0              FEASIBILITY STUDY - MINING ..............................................31

        4.1      MINING ROCK MECHANICS ...................................................31
        4.2      MINING METHODS ..........................................................37
        4.3      STOPE SEQUENCING ........................................................50
        4.4      PRODUCTION RATE .........................................................53
        4.5      MOBILE EQUIPMENT ........................................................56
        4.6      PLANNED PRODUCTIVITIES ..................................................58
        4.7      VENTILATION .............................................................59
        4.8      ORE AND WASTE HANDLING SYSTEMS ..........................................61

5.0              MINERAL PROCESSING ......................................................68

        5.1      PROCESSING ..............................................................68
        5.2      METALLURGICAL RESULTS ...................................................73
        5.3      OPERATING PLAN ..........................................................74
        5.4      FUTURE METALLURGICAL PROJECTS ...........................................76

6.0              ENVIRONMENTAL CONSIDERATIONS ............................................77

        6.1      LICENCES AND CERTIFICATES OF AUTHORIZATION ..............................77
        6.2      WASTE MANAGEMENT ........................................................78
        6.3      WATER MANAGEMENT ........................................................78

7.0              MANPOWER ................................................................80

        7.1      UNDERGROUND .............................................................81
        7.2      PROCESSING ..............................................................83
        7.3      ADMINISTRATION AND TECHNICAL SERVICES ...................................83
        7.4      ORGANIZATION CHART ......................................................84
        7.5      SALARIES, WAGES AND BENEFITS ............................................85

8.0              PROJECT SCHEDULE ........................................................86

        8.1      CONSTRUCTIO PERIOD ......................................................86
        8.2      LIFE OF MINE PRODUCTION AND DEVELOPMENT .................................88

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                                        ii                                     SRK CONSULTING
                                                                                    JUNE 2003

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

9.0              CONCENTRATE SHIPMENT AND MARKETING ......................................90

        9.1      CONCENTRATE SPECIFICATIONS ..............................................90
        9.2      CONCENTRATE SHIPMENT ....................................................90
        9.3      CONCENTRATE TERMS .......................................................90

10.0             OPERATING COST ..........................................................92
        10.1     MINING COST .............................................................93
        10.2     MILLING COST ............................................................98
        10.3     ADMINISTRATION COST .....................................................99

11.0             CAPITAL COST ...........................................................100

        11.1     DEFERRED DEVELOPMENT ...................................................100
        11.2     EQUIPMENT ..............................................................102
        11.3     SALVAGE VALUE ..........................................................103
        11.4     ENVIRONMENTAL AND ABANDONMENT ..........................................104

12.0             ECONOMICS ..............................................................105

        12.1     CASHFLOW ...............................................................105
        12.2     PROJECT SENSITIVITY ....................................................108

13.0             OPPORTUNITIES AND RISKS ................................................110

        13.1     OPPORTUNITIES ..........................................................110
        13.2     RISKS ..................................................................113


                                     TABLES


TABLE I - LANGLOIS MINE RESOURCES AND RESERVES ............................................3
TABLE II - FEASIBILITY OPERATING PLAN .....................................................3
TABLE III - OPERATING COST ................................................................5
TABLE IV CAPITAL ..........................................................................5
TABLE V - METAL PRICES AND EXCHANGE RATE ..................................................5
TABLE VI - PRE-TAX CASH FLOW SUMMARY ......................................................6
TABLE 1-1 - HISTORICAL PRODUCTION .........................................................9
TABLE 2-1 - RESOURCES FOR THE LANGLOIS MINE AS OF JANUARY 31, 2001 .......................21
TABLE 2-2 - RESERVES FOR THE LANGLOIS MINE AS OF JANUARY 31, 2001.........................21
TABLE 2-3 - RESOURCES FOR THE LANGLOIS MINE AS OF MAY 1, 2003 ............................26
TABLE 2-4 - RESERVES FOR THE LANGLOIS MINE AS OF MAY 1, 2003 .............................26
TABLE 2-5 - HISTORICAL RECONCILIATION ....................................................27
TABLE 4-1 - ROCK MASS CLASSIFICATION VALUES FOR THE MAIN GEOTECHNICAL DOMAINS ............33
TABLE 4-2 - STABILITY NUMBER VALUES FOR THE MAIN GEOTECHNICAL DOMAINS ....................33
TABLE 4-3 - PASTE BACKFILL LOGISTICS .....................................................49
TABLE 4-4 - PRODUCTION STATISTICS ........................................................55
TABLE 4-5 - TONNES MINED BY ZONE .........................................................56
TABLE 4-6 - EXISTING UNDERGROUND MOBILE EQUIPMENT ........................................57
TABLE 4-7 - NEW UNDERGROUND MOBILE EQUIPMENT PURCHASES ...................................57
TABLE 4-8 - PLANNED MINING PRODUCTIVITIES ................................................58
TABLE 5-1 - ORE COMPOSITION ..............................................................68
TABLE 5-2 - GRINDING CIRCUIT DATA ........................................................69
TABLE 5-3 - SCREEN ANALYSIS WEIGHT DISTRIBUTION SUMMARY ..................................69
TABLE 5-4 - COPPER FLOTATION REAGENTS.....................................................70
TABLE 5-5 - ZINC FLOTATION REAGENTS ......................................................70
TABLE 5-6 - METALLURGY-HISTORICAL PRODUCTION 1997 - 2000 .................................73
TABLE 5-7 - METALLURGY - OPERATING PLAN ..................................................74
TABLE 5-8 - METALLURGY SUMMARY ...........................................................75
TABLE 5-9 - IRON IN SPHALERITE ...........................................................75

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                                        iii                                    SRK CONSULTING
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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

TABLE 5-10 - METALLURGICAL RESULTS .......................................................75
TABLE 7-1 - TOTAL MINE SITE MANPOWER .....................................................80
TABLE 7-2 - MINE DEPARTMENT PERSONNEL ....................................................81
TABLE 7-3 - CONTRACTOR PERSONNEL .........................................................82
TABLE 7-4 - MAINTENANCE DEPARTMENT PERSONNEL .............................................82
TABLE 7-5 - ELECTRICAL DEPARTMENT PERSONNEL ..............................................83
TABLE 7-6 - MILL & ASSAY LABORATORY PERSONNEL ............................................83
TABLE 7-7 - ADMINISTRATION AND TECHNICAL SERVICES ........................................83
TABLE 7-8 - HOURLY RATE EMPLOYEES WAGE SCALE .............................................85
TABLE 8-1 - PRODUCTION SCHEDULE ..........................................................88
TABLE 8-2 - DEVELOPMENT SCHEDULE .........................................................89
TABLE 9-1 - SHIPPING COST TO SMELTER .....................................................90
TABLE 9-2 - CONCENTRATE SPECIFICATIONS ...................................................91
TABLE 10-1 - OPERATING COST ..............................................................92
TABLE 10-2 - OPERATING COST COMPARISON ...................................................92
TABLE 10-3 - MINING COST .................................................................93
TABLE 10-4 - STOPE PREPARATION ...........................................................94
TABLE 10-5 - EXTRACTION ..................................................................95
TABLE 10-6 - SURFACE SERVICES ............................................................97
TABLE 10-7 - WORKING CAPITAL .............................................................98
TABLE 10-8 - MILLING & ENVIRONMENTAL OPERATING COST ......................................98
TABLE 10-9 - ADMINISTRATION COST .........................................................99
TABLE 11-1 CAPITAL ......................................................................100
TABLE 11-2 - DEFERRED DEVELOPMENT SUMMARY ...............................................100
TABLE 11-3 - DEFERRED DEVELOPMENT - EXCAVATION ..........................................101
TABLE 11-4 - CAPITAL EQUIPMENT ..........................................................102
TABLE 11-5 - SALVAGE VALUE ..............................................................104
TABLE 12-1 - PRE-TAX CASH FLOW SUMMARY ..................................................105
TABLE 12-2 - METAL PRICES AND EXCHANGE RATE .............................................106
TABLE 12-3 - CONCENTRATE TREATMENT CHARGES ..............................................106
TABLE 12-4 - PROJECT SENSITIVITY ........................................................108


                                     FIGURES

FIGURE 1-1 - LOCATION MAP .................................................................8
FIGURE 1-2 - PROPERTY MAP ................................................................10
FIGURE 1-3 - SURFACE INSTALLATIONS .......................................................11
FIGURE 2-1-REGIONAL GEOLOGY MAP OF LANGLOIS MINE .........................................14
FIGURE 2-2 - GEOLOGIC MAP OF THE LANGLOIS MINE AREA ......................................14
FIGURE 2-3 - LONGITUDINAL SECTION (LOOKING NORTH) SHOWING LOCATION OF ZONES 3, 4
    AND 97 AND THE CURRENT MINE DEVELOPMENT ..............................................16
FIGURE 2-4 - TYPICAL CROSS-SECTION (LOOKING WEST) THROUGH ZONE 97 SHOWING GEOMETRY
    OF THE SULPHIDE MINERALIZATION .......................................................17
FIGURE 2-5 - PHOTOGRAPHS SHOWING .........................................................18
FIGURE 4-1 - MATHEW'S STABILITY GRAPH ....................................................34
FIGURE 4-2 - TYPICAL DRIFT GROUND SUPPORT ................................................35
FIGURE 4-3 - LANGLOIS MINE LONGITUDINAL PROJECTION .......................................39
FIGURE 4-4 - ORE ZONES AND MAIN LEVELS ...................................................41
FIGURE 4-5 - TYPICAL ACCESS RAMP AND SUBLEVEL LAYOUT OF ZONE 4 ...........................41
FIGURE 4-6 - TYPICAL LEVEL IN ZONE 3 .....................................................42
FIGURE 4-7 - ZONE 97 SUBLEVEL ACCESS TO ONE MINING DOMAIN ................................43
FIGURE 4-8 - ZONE 4 STYROFOAM COLUMN SLOT ................................................43
FIGURE 4-9 - ZONE 3 REAMED RAISE IN PASTE BACKFILL .......................................44
FIGURE 4-10 - PASTE BACKFILL DISTRIBUTION NETWORK ........................................47
FIGURE 4-11 - PASTE BACKFILL PLACEMENT ...................................................48

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                                        iv                                     SRK CONSULTING
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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

FIGURE 4-12 - LONGITUDINAL SECTION - ZONES 3 & 4 .........................................51
FIGURE 4-13 - LONGITUDINAL SECTION - ZONE 97 .............................................52
FIGURE 4-14 - MAXIMUM ANNUAL STOPE SEQUENCING IN ZONE 3 OR ZONE 4 ........................53
FIGURE 4-15 - MAXIMUM ANNUAL STOPE SEQUENCING IN ZONE 97 .................................53
FIGURE 4-16 - VENTILATION NETWORK - YEAR 6 ...............................................61
FIGURE 4-17 - DRIFT CROSS SECTION ........................................................62
FIGURE 4-18 - SLASHING OF ACCESS DRIFT 9 LEVEL, ZONE 97 ..................................63
FIGURE 4-19 - TYPICAL STOPE MUCKING ARRANGEMENT ..........................................64
FIGURE 4-20 - ACTUAL AND FUTURE ORE AND WASTE PASSES .....................................66
FIGURE 5-1 - MILL FLOWSHEET ..............................................................68
FIGURE 5-2 - TAILINGS DEPOSITION PLAN ....................................................72
FIGURE 7-1 - ORGANIZATION CHART ..........................................................84
FIGURE 12-1 MINE SITE COST DISTRIBUTION .................................................107



                                   APPENDICES


APPENDIX A - CERTIFICATES OF QUALIFIED PERSONS
APPENDIX B - BREAKWATER LANGLOIS MINE FEASIBILITY PROCESS, DECEMBER 2000.
APPENDIX C - SRK - LANGLOIS MINE RESERVE AUDIT, 2001
APPENDIX D - BREAKWATER - RESOURCE AND RESERVE SUMMARY, DECEMBER 2000
APPENDIX E - ASSESSMENT OF EFFECTS OF EXTRACTING SHAFT PILLAR
APPENDIX F - CIM STANDARDS ON MINERAL RESOURCES AND RESERVES: DEFINITIONS AND GUIDELINES" (AUGUST 2000)
APPENDIX G - C. PAGE LETTER REPORT, JULY 2000
APPENDIX H - K. REIPAS OBSERVATIONS AND DISCUSSIONS
APPENDIX J - LANGLOIS ROCK MECHANICS REPORT
APPENDIX K - SERVICES TECHNIQUES, APRIL 2000
APPENDIX L - BLASTING SIMULATION
APPENDIX M - BLASTING SKETCH
APPENDIX N - PASTE FILL REPORT
APPENDIX O - LONG TERM
APPENDIX P - MAINTENANCE PROGRAM AND MINE VISIT SUMMARY
APPENDIX Q - TRUCKS
APPENDIX R - EOLAVAL
APPENDIX S - ZONE 97 INTAKE ARRANGEMENT
APPENDIX T - MCINTOSH/REDPATH ENGINEERING REPORT CONCERNING LANGLOIS MINE CONCEPTUAL ORE/WASTE PASS LINING OPTIONS REVIEW
APPENDIX U - LICENCES AND CERTIFICATES OF AUTHORIZATION
APPENDIX V - SAMPLING STATIONS
APPENDIX W - STAFF BUDGET SALARY
APPENDIX X - PRODUCTION SCHEDULE DETAILS
APPENDIX Y - UNIT COSTS
APPENDIX Z - HISTORICAL COSTS
APPENDIX AA - UNDERGROUND DEPARTMENT
APPENDIX BB - MAINTENANCE DEPARTMENT
APPENDIX CC - ELECTRICAL DEPARTMENT
APPENDIX DD - FIXED COSTS
APPENDIX EE - ELECTRIC POWER COST
APPENDIX FF - PROPANE COST
APPENDIX GG - DIESEL FUEL COST
APPENDIX HH - BUSSING CONTRACT
APPENDIX JJ - ENGINEERING DEPARTMENT
APPENDIX KK - GEOLOGY DEPARTMENT


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                                         v                                     SRK CONSULTING
                                                                                   JUNE  2003
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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

APPENDIX LL - VIREMENT
APPENDIX MM - MILL BUDGET
APPENDIX NN - ENVIRONMENTAL BUDGET
APPENDIX OO - ADMINISTRATION DEPARTMENT
APPENDIX PP - OFF SITE ADMINISTRATION
APPENDIX QQ - RAISE BORING ESTIMATES
APPENDIX RR - EQUIPMENT COST
APPENDIX SS - SALVAGE VALUE
APPENDIX TT - CLOSURE PLAN
APPENDIX UU - PRE-TAX CASH FLOW


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                                        vi                                     SRK CONSULTING
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--------------------------------------------------------------------------------
2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

EXECUTIVE SUMMARY

PROPERTY DESCRIPTION

          The Langlois mine is situated in northwestern Quebec, approximately 213km north of Val-d'Or. It is an 1,800tpd trackless underground zinc/copper mine, employing longhole open stoping methods and paste backfill. The mine facilities include a head frame, shaft, hoisting plant, a paste backfill plant, mechanical and electrical shops, a service building, a 2,500tpd zinc/copper concentrator and a tailings pond.

          The Langlois mine has produced zinc (along with lesser values of copper, silver and gold) from narrow, tabular volcanogenic massive sulphide ("VMS") bodies with near vertical dips. These massive sulphide bodies, referred to as zones, are relatively thin (1 to 8m), but exhibit considerable vertical and lateral extent.

          Production has come from two zones to-date, namely Zones 3 and 4, while a third VMS body, Zone 97, is located approximately 1km to the east and has only been developed along one level. Zone 97 hosts the majority of the mining reserves at higher than mine average grades.


HISTORY

          The Langlois mine commenced production in 1995, when it was owned by Cambior Inc. The initial mining method was inappropriate to the context of the reserves. Large blasthole stopes were attempted in the narrow undulating ore zone, hosted within highly foliated rock of weak to moderate strength.

          Excessive dilution was experienced, compounded by problems with very sticky muck and rapidly deteriorating ore passes. Production delays and shortfalls often occurred.

          Some improvements in controlling dilution were made as mining progressed, but the mine was never able to fully recover from this situation. When the mine did not deliver according to plan, attempts were made to lower costs, including starving the mine of capital. This delayed the capital development required to access the best part of the reserves in Zone 97.

          Breakwater Resources Ltd. purchased 100% of the Langlois mine in May 2000 and operated the mine until November 2000 when it announced that operations were being temporarily suspended because it had become uneconomic to operate the mine. The operating cost per pound of payable zinc for the period May-November 2000 was US$0.52/lb.


OPERATING CHALLENGES

          Breakwater realized that any plan to resume production on a profitable basis would have to address the historic operating challenges at the Langlois mine that had adversely affected production surety and costs.

          Historically, ore passes had proven to be an unreliable method of muck handling. The problem has been excessive wear rates, followed by plugging or collapse, resulting in production shortfalls.

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

          The Langlois mine had been starved of capital funding for a number of years, delaying the development of Zone 97. Bringing Zone 97 into production will directly impact the grade to the mill, and additional work places will become available, improving the mine's production potential.

          Mechanical availability on mobile equipment was low and equipment operating costs were high at the time the mine was shut down. Frequent mechanical breakdowns and equipment shortages hampered production work.

          With ore passes operated at low levels out of necessity, and no underground ore storage bins, there was insufficient ore storage between mine and mill to smooth out the peaks and valleys in underground production.

          Stope dilution had been mainly brought under control over the years through changes in operating practices, but there was a desire to achieve further improvements.

TERMS OF REFERENCE

          SRK Consulting (SRK) was hired by Breakwater in November 2000 to prepare a feasibility study with the primary objective of bringing the Langlois mine back to profitability.

          With the Langlois mine closed, the experienced mine staff were available to carry out engineering studies for the feasibility. The feasibility mining plan has been prepared mainly by the mining engineers and mine operators experienced in managing the past production at the Langlois mine. SRK and Breakwater agreed that production surety was critical, and that the plan must be developed on an "achievable" basis. SRK's scope of involvement included auditing the feasibility process and engineering work, and providing an independent evaluation of the reserves and resources.

FEASIBILITY STUDY PROCESS

          To achieve the objectives of the study, a "feasibility process" was followed. Background information was collected and organized, and a brainstorming session was held followed by a period of developing the concepts and scoping options that would address historic mining problems. The scoping options were assembled into three mining alternatives (complete mining systems from stope to mill) that were studied at the pre-feasibility stage.

          The pre-feasibility mining alternatives were selected to evaluate the variables of production rate and cut-off grade.

          A decision was made to select a production rate of 450,000 tonnes/year and to increase the cut-off grade, creating a high-grade alternative with a mine life of eight years. The operating schedule for the underground mine will be five days per week, two 8-hour shifts per day.

          Throughout the planning process, the approach taken has been to introduce only those changes required to address the most serious mine operating problems. Uncertainty has been reduced by incorporating past practices where possible and by relying on associated historical records for productivities and costs.

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

FEASIBILITY MINE PLAN

          The feasibility mine plan does not include mining of all of the January 31, 2001 mineral reserves, since it is a high-grade alternative.

          The feasibility mine plan is based on the resources and reserves as of May 1, 2003 shown in Table I. August 2000 CIM Standards have been followed.

                 Table I - Langlois Mine Resources and Reserves

--------------------------------------------------------------------------------
                        Tonnage   Zinc (%)  Copper (%)  Silver (g/t)  Gold (g/t)
--------------------------------------------------------------------------------
Mineral Resources
Measured & Indicated   4,980,668   11.15      0.79         53.96        0.09
Inferred               1,254,508    9.71      0.52         40.02        0.14

Mineral Reserves
--------------------------------------------------------------------------------

Proven & Probable      3,322,760   10.78      0.82         52.13        0.09
--------------------------------------------------------------------------------

          The high-grade mining in the feasibility study does not isolate the lower grade reserves, which are currently excluded from the mining schedule. These reserves can be brought into production if metals prices increase sufficiently.

          The feasibility operating plan is shown in Table II.

                                            Table II - Feasibility Operating Plan

-------------------------------------------------------------------------------------------------------------------------
                       YEAR 2     YEAR 3   YEAR 4     YEAR 5    YEAR 6    YEAR 7   YEAR 8    YEAR 9   YEAR 10    TOTAL
-------------------------------------------------------------------------------------------------------------------------
PRODUCTION
Tonnes Milled          73,878    381,045  450,000    450,000   450,000   450,000  450,000   450,000   167,837  3,322,760
HEAD GRADE
Zn (%)                  11.29      10.51    10.78      10.93     10.97     10.96    10.73     10.51     10.59      10.78
Cu (%)                   0.63       0.63     0.69       0.73      0.87      0.97     0.96      0.89      0.92       0.82
Au (g/t)                 0.09       0.08     0.08       0.08      0.09      0.09     0.09      0.08      0.08       0.09
Ag (g/t)                54.35      50.10    51.66      52.54     53.79     53.89    52.16     50.22     51.77      52.13
RECOVERIES
Zn (%)                  93.89      93.76    93.81      93.64     93.53     93.54    93.68     93.57     93.56      93.65
Cu (%)                  77.46      76.56    78.99      80.48     83.79     85.48    84.98     84.81     85.27      82.33
Au (%)                  29.22      30.00    29.22      29.22     28.44     28.44    29.22     28.44     28.44      28.95
Ag (%)                  33.87      33.92    35.11      36.50     36.42     36.32    36.03     35.89     35.89      35.75
CONC. GRADE
Zn (%)                  52.80      52.80    53.75      54.25     55.00     55.50    56.00     56.00     56.00      54.82
Cu (%)                  22.00      22.00    22.50      23.00     24.00     24.50    25.00     25.50     25.50      23.87
TONNES CONC.
Zn (t)                 14,832     71,115   84,665     84,897    83,947    82,124   80,774    79,025    29,695    612,075
Cu (t)                  1,639      8,354   10,901     11,495    13,668    15,229   14,685    13,320     5,163     94,454
CONTAINED METAL
Zn (t)                  7,831     37,549   45,507     46,057    46,171    46,134   45,233    44,254    16,649    335,366
Cu (t)                    361      1,838    2,453      2,644     3,280     3,731    3,671     3,397     1,317     22,691
Au (oz)                    62        294      338        338       370       370      381       329       123      2,606
Ag (oz)                43,724    208,177  262,424    277,456   283,442   283,192  271,893   260,775   100,363  1,991,345
-------------------------------------------------------------------------------------------------------------------------

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          The planned average zinc head grade of 10.78% is significantly higher than the head grades achieved during the last four years of production, which ranged from 6.4 to 7.9%. The planned zinc grade is higher because:

               o Zone 97 high-grade tonnes will become part of the production stream for the first time.
               o The feasibility plan incorporates a higher cut-off grade than past mining.
               o The feasibility plan includes mining of the higher grade shaft pillar which was previously considered sterilized. This report describes the rock mechanics work done to support this decision. Refer to section 4.1.5

          The feasibility operating plan incorporates the following improvements to ensure reliability of production and to control costs:

          o There are no ore passes planned for Zone 97 due to their unreliable nature. A fleet of new 20 tonne trucks will haul ore from stoping areas to the shaft area, and the past problem of collapsing ore passes will be avoided.
          o A new steel lined storage bin is planned from level 10 to level 11 to provide ore storage while overcoming the past hang up problems.
          o The feasibility study mining plan provides for pre-development of several sublevels in Zone 97 so that it can produce higher grade ore continuously when mine operations resume.
          o Several improvements are planned for the underground mobile equipment fleet:
               >    Refurbishing of the existing mobile equipment prior to going back into service.
               >    Several new units will be purchased to meet mine plan
                    requirements.
               >    Many improvements are planned to the mobile maintenance
                    program.
               >    Two graders will be purchased, along with a small crusher
                    for road material.
               >    A new underground garage is planned on level 13.
          o Zone 97 employs an overhand benching method with a reduced stoping height to control dilution and avoid the associated delays.

          Before the Langlois mine can resume full production, approximately 18 months of construction and development work is required. The major construction projects include:

               o    Construction of the level 10 - 11 steel-lined ore bin.
               o    Steel lining critical ore pass sections.
               o    Construction work on ore and waste pass dumping points.
               o Rehabilitation of the existing underground mobile equipment fleet.
               o    Construction of the upgraded ventilation system.
               o Backfill systems including paste backfill pumping and delivery on level 6 and cement slurry delivery to Zone 4.
               o Development and construction of a new mobile maintenance shop on level 13 and shop improvements on level 9.

OPERATING COSTS

          The total operating cost to mine gate is estimated at Cdn$55.61 per tonne milled over the life of the mine. The average operating cost from Year 4 to Year 9 is $51.73/tonne. This cost is in the range of the historical 2000 operating cost. Refer to Table III. The operating cost per pound of payable zinc including smelting, shipping and by-product credits for copper, silver and gold is US$0.376.

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

                                                          Table III - Operating Cost
                                                                   ($000's)
------------------------------------------------------------------------------------------------------------------------------------
                          Year 1*   Year 2   Year 3   Year 4   Year 5   Year 6   Year 7  Year 8   Year 9  Year 10*    Total   Cost/t
  Mining                    2,358    7,760   14,467   15,363   15,720   16,143   16,064  15,951   14,954    5,483   124,263   $37.40
  Milling                     264      858    4,605    5,160    5,061    5,116    5,098   5,029    4,794    1,925    37,910   $11.41
  Administration              950    2,352    2,534    2,534    2,534    2,534    2,534   2,534    2,534    1,546    22,586    $6.80
Total Operating             3,572   10,970   21,606   23,057   23,315   23,793   23,696  23,514   22,282    8,954   184,759   $55.61
Total Operating/tonne
  Milled                        -  $148.49   $56.70   $51.24   $51.81   $52.87   $52.66  $52.25   $49.52   $53.34    $55.61
Cost/lb Payable Zinc US$        -        -   $0.408   $0.373   $0.368   $0.359   $0.350  $0.350   $0.345   $0.357    $0.376
------------------------------------------------------------------------------------------------------------------------------------
     *    6 months

CAPITAL COSTS

          An estimated $38.2 million in capital is required over the life of the mine, equivalent to US$0.043 per pound of payable zinc. This is comprised of $47.1 million in expenditures on development, construction and equipment, offset by a salvage value of $8.9 million at the end of the project.

                                                            Table IV Capital
                                                                  ($ 000)
-----------------------------------------------------------------------------------------------------------------------------------
Item                           Year 1*   Year 2   Year 3   Year 4   Year 5   Year 6   Year 7   Year 8   Year 9   Year 10*   Total
Deferred Development            4,268     6,717    6,302    3,445    2,845    2,124    2,065    2,293    1,261       125    31,445
Infrastructure & Equipment        340     5,044    4,152    2,387    1,100    1,260      725      500      150         -    15,658
Salvage Value                       -         -        -        -        -        -        -        -        -    (8,935)   (8,935)
Total                           4,608    11,761   10,454    5,832    3,945    3,384    2,790    2,793    1,411    (8,810)   38,168
-----------------------------------------------------------------------------------------------------------------------------------

          Approximately $16.4 million must be expended prior to the start of production at the beginning of Year 3. The majority of the capital requirements are related to the underground mine, with the mill accounting for only $0.8 million of the total.

FINANCIAL RESULTS

         Total mine site costs (operating and capital) amount to US$0.419 per pound of payable zinc including smelting, shipping and by-product credits for copper, silver and gold.

         The cashflow is based on mining and milling 3.3 million tonnes at the grades and recoveries shown in Table II. Metal price and exchange rate assumptions are shown in Table V.

                      Table V - Metal Prices and Exchange Rate
                  -----------------------------------------------
                   Zinc                             US$0.50/lb
                   Copper                           US$0.80/lb
                   Silver                           US$5.00/oz
                   Gold                             US$343.00/oz
                   Exchange Rate                    Cdn$0.70/$US
                  -----------------------------------------------

The total net pre-tax cashflow is Cdn$71.1 million. At a zinc price of US$0.50/lb. the mine produces a positive cashflow starting in Year 4. On a cumulative basis , the mine is cash positive starting in Year 6. The internal rate of return is 25.3% and the NPV at 8.0% is $30.9 million.

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC


                                                     Table VI - Pre-Tax Cash Flow Summary

------------------------------------------------------------------------------------------------------------------------------------
YEAR * 6 months                   YEAR 1*  YEAR 2   YEAR 3   YEAR 4   YEAR 5   YEAR 6   YEAR 7   YEAR 8   YEAR 9  YEAR 10*   TOTAL
------------------------------------------------------------------------------------------------------------------------------------
PAYABLE METAL
 Zinc (`000 lb.)                       -   14,649   70,238   85,277   86,307   86,521   86,452   84,764   82,929   31,162   628,299
 Copper (`000 lb.)                     -      759    3,868    5,167    5,575    6,930    7,890    7,770    7,194    2,789    47,942
 Silver (`000 oz)                      -       40      192      241      255      261      261      250      240       92     1,832
 Gold (oz)                             -       12       40       11        -        -        -        -        -        -        63
 SMELTER REVENUE (CDN $000)            -   11,624   55,978   68,547   69,843   71,584   72,629   71,212   69,171   26,105   516,693
 Smelter, Capital and Operating
   Cost                           (8,180) (29,242) (62,141) (60,549) (57,801) (57,977) (57,221) (55,805) (52,143)  (4,559) (445,618)
 CASHFLOW                         (8,180) (17,618)  (6,163)   7,998   12,042   13,607   15,408   15,407   17,028   21,546    71,075
 Cumulative                       (8,180) (25,798) (31,961) (23,963) (11,921)   1,686   17,094   32,501   49,529  71,075
 NPV @  8.0%                                                                                                                 30,890
      10.0%                                                                                                                 24,616
      12.0%                                                                                                                 19,344

IRR 25.3%
 Cost/lb. Payable Zinc US$/lb.
 Zn Treatment, Shipping Costs          -   $0.198   $0.198   $0.193   $0.191   $0.188   $0.186   $0.183   $0.183   $0.183    $0.189
 Credit for Byproducts                 -  ($0.038) ($0.039) ($0.042) ($0.045) ($0.054) ($0.060) ($0.060) ($0.058) ($0.059)  ($0.052)
 Operating Cost excl. Deprec.          -   $0.558   $0.249   $0.222   $0.222   $0.225   $0.224   $0.226   $0.220   $0.233    $0.239
 Total Operating Cost                  -   $0.718   $0.408   $0.373   $0.368   $0.359   $0.350   $0.350   $0.345   $0.357    $0.376
 Capital                               -   $0.562   $0.104   $0.048   $0.032   $0.039   $0.027   $0.023   $0.012  ($0.198)   $0.043
 Total                                 -   $1.280   $0.512   $0.421   $0.400   $0.398   $0.377   $0.373   $0.357   $0.159    $0.419
------------------------------------------------------------------------------------------------------------------------------------

RISKS

          The project economics are sensitive to the price of zinc. A +/-10% change in the zinc price causes a change of +/-$29.4 million in the net pre-tax cashflow.

          The current zinc price (May, 2003) is near the bottom of a long-term cycle, and the project is presently uneconomic.

OPPORTUNITIES

          The feasibility study has been prepared on a conservative basis, introducing only those changes required to address the most significant operating challenges. Many of the productivities and costs used are based on past mine practices, some of them not fully efficient.

          During the development of the study, several opportunities were identified that have the potential of improving the project economics. These are fully described in section 13.0. Some of the more promising opportunities are summarized below.

               o Shotcrete could be used to support ore drifts, reducing rehabilitation costs and improving stope cycle times.
               o Electric-hydraulic drilling equipment could be used to replace some of the production drills.
               o There is potential to increase mineral reserves through ongoing exploration, or as a result of higher metal prices.
               o Management effectiveness. There is an opportunity during the capital period to review the management systems and personnel.

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1.0       INTRODUCTION

1.1       TERMS OF REFERENCE

          SRK Consulting (SRK) met with Breakwater Resources Ltd. (Breakwater) on 24 November 2000 to discuss SRK's involvement with a study team to return the Langlois mine to profitability. SRK responded with a discussion document that outlined a feasibility process. Breakwater agreed to the proposed study process and framework, and requested SRK to prepare a proposal that would outline the full feasibility work plan and schedule. It was agreed that the Langlois, Breakwater and SRK personnel would work as a team.

          With the Langlois mine closed, the experienced mine staff were available to carry out engineering studies for the feasibility. SRK's scope of involvement in 2001 included:

               o Review and audit the feasibility process and engineering work
               o    Independent evaluation of the reserves and resources
               o    Rock mechanics for stope design
               o    Final sign-off on the feasibility document

          The objective of the feasibility study was to design an economic and practical mine based on current reserves, including zone 97. It was anticipated that capital would be needed to reopen the mine, and therefore the study would be prepared to a bankable standard. Work began in December 2000.

          The sources of information used in preparing the 2001 feasibility report included the following:

               o    Langlois mine reserves, audited by SRK, June, 2001
               o Rock mechanics parameters developed by SRK and Langlois mine personnel
               o    Existing mine engineering plans, schedules and drawings
               o Historical operating and cost data from mining and milling operations
               o    Previous consultants reports
               o Information and estimates prepared by SRK, equipment suppliers and contractors

          The key project personnel are listed below:

          Breakwater Resources Ltd.                Langlois Mine Personnel
          -------------------------                -----------------------
          C. K. Benner, President and CEO          Daniel Vallieres, Acting Manager
          Torben Jensen, Manager of Engineering       Marc Bernard, Mine Superintendent
                 and North American Exploration       Tony Brisson, Chief Geologist
                                                   Denis Vaillancourt, Senior Geologist
                                                   Ron Durham, Mine Planning Engineer
          SRK Consulting                           Alain Cossette, Rock Mechanics Engineer
          --------------                           Andre Dessureault, Senior Mine Technician
          Chris Page, Corporate Consultant         Martine Deshaies, Senior Metallurgist
          Ken Reipas, Principal Mining Engineer
          Mike Michaud, Senior Project Geologist
          Jean-Francois Couture, Associate Geologist
          Jarek Jakubec, Principal Rock Mechanics Engineer

          Each of the SRK project team members have spent several days on site and in the underground mine.

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

          In May 2003, Breakwater updated the 2001feasibility study to incorporate the results of additional underground diamond drilling in Zone 97. SRK was retained to provide an independent review of the updated feasibility study.


1.2       BACKGROUND

1.2.1     PROPERTY DESCRIPTION, LOCATION AND ACCESS

          The Langlois mine is situated in northwestern Quebec, approximately 48km northeast of the town of Lebel-sur-Que villon and 213km north of Val-d'Or. Lebel-sur-Que villon has a population of 3,500. The mine is accessed via a gravel road maintained by Breakwater and Domtar, a forest products company with operations in the area. The mine facilities include a head frame, shaft, hoisting plant, a paste backfill plant, mechanical and electrical shops, a service building, a zinc/copper concentrator and a tailings pond. The mine produces zinc and copper concentrates that are sold and forwarded to smelters for further processing. Gold and silver by-products are also produced.

                            Figure 1-1 - Location Map


                                    [PICTURE]


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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

1.2.2     LEGAL TITLE

          As of June 2003, Breakwater Resources Ltd owns 100% of the Langlois mine. The mill area, Zones 3, 4 and 97 are held through two mining leases totalling 133 hectares, granted until the year 2015. The tailings pond is held under a separate lease totalling 188 hectares, granted until 2003. The property also contains mineral claims in Grevet, Ruette and Mountain Townships, some of which are in partnership with Metco Resources Inc. or BP-Norex. Cambior Inc. was the sole owner of the mine from September 1993 to May 2000.

          All mining and environmental permits have been issued and are up to date. Refer to section 6.0.

          There are no royalties payable on mineral production at Langlois.

1.2.3     PROPERTY HISTORY

          The deposit, originally known as the Grevet Project, was discovered in 1989 by Serem-Quebec Inc. (50 %) and VSM Exploration Inc. (50 %). Cambior acquired its initial 50 % interest in the Grevet Project in July 1992 with the acquisition of VSM. In September 1993, Cambior purchased the remaining 50 % interest in the project from Serem to obtain 100 % ownership.

          In 1994, Cambior commenced an underground exploration program designed to delineate mineral reserves. Due to the success of the underground exploration program, development work on the property commenced in the third quarter of 1994 and was completed in December 1995. Commercial production began at the mine in February 1996. The production goal was 900,000 tonnes per year, however, this was never achieved.

                        Table 1-1 - Historical Production
   -----------------------------------------------------------------------------
                        1996        1997         1998         1999       2000
   -----------------------------------------------------------------------------
    PRODUCTION
    Tonnes Milled    537,234     261,068      414,742      402,224    310,466
   -----------------------------------------------------------------------------

          Production at Langlois was halted in December 1996 due to high dilution problems in the mine caused by the high stope heights. These problems were rectified by modifications to the mining method and production was resumed in July 1997. The production rate was decreased slightly to under 500,000 tonnes per year on a five day per week basis. The mine operated during 2000 at the budgeted production level, however it experienced ore pass problems that, in combination with weak metal prices, forced the company to temporarily suspend operations and place the mine on a care and maintenance basis.

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                            Figure 1-2 - Property Map


                                    [PICTURE]


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                       Figure 1-3 - Surface Installations


                                    [PICTURE]


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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

1.3       FEASIBILITY STUDY OBJECTIVES AND APPROACH

          The primary objective of the study was to bring the Langlois mine back to profitability. This was to be done by using the experience of personnel at the Langlois mine in partnership with SRK's input and study management. The specific objectives to be met were to develop:
          o an extraction strategy that maximises utilisation of the resources, combining the developed resources in Zone 3 and 4 with those of Zone 97
          o mining methods that are appropriate to the context (variable geometry, high value mineralization, weak wall rocks)
          o    a mining method that minimises dilution
          o    a reliable production system for delivering metal to the mill
          o    maximum use of the existing infrastructure

          To achieve these objectives, a "feasibility process" was followed that ensured all project team members understood the available background information. Such background included; mineralization and reserves, rock mass characteristics, previous and current stope designs, excavation behaviour, stoping efficiency, ore pass problems, production achievements and historic costs.

          A series of technical sessions were held to build on the work conducted by the Breakwater staff done prior to the initiation of the feasibility study. This was followed by a period of developing concepts and scoping options for mining.

          The scoping options were assembled into three mining alternatives that were studied and ranked at the pre-feasibility stage. The best alternative was advanced to feasibility level and was fully detailed in the 2001 feasibility report, which has since been updated in 2003 due to the additional drilling in Zone 97.

          Throughout the planning process, the approach taken has been to introduce only those changes required to address the difficult operating challenges described in Section 3.0 of this report. This approach reduces uncertainty, by continuing past practices where applicable and relying on historical records for productivities and costs.

          During the process, several opportunities were identified that hold potential to further improve productivity and operating costs. These opportunities will be evaluated and tested during operations at Langlois. They are individually discussed in Section 13.0 of this report.

          A complete description of the 2001 feasibility process is included in the reference document Appendix B - Breakwater Langlois Mine Feasibility Process, December 2000.

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2.0       GEOLOGY

2.1       REGIONAL AND PROPERTY GEOLOGY

          The Langlois mine produces zinc (along with lesser values of copper, silver and gold) from narrow, tabular volcanogenic massive sulphide ("VMS") bodies. They are hosted within mafic to intermediate volcanic and volcaniclastic units in the central-east portion of the northern Archean volcanic belt of the Abitibi Sub-province, or more precisely, within the Miquelon segment. The volcanic complex is bounded to the south by the Mountain South pluton, a large synkinematic felsic intrusion whose thermal aureole has metamorphosed the volcanic rocks (Figure 2-1).

          The lithologies in the area consist predominately of a succession of mafic to intermediate lava flows and volcaniclastics with less abundant felsic volcanic and sedimentary units. The predominant structure in the area is the Cameron shear zone, which trends 120(0) and extends for more than 80km along strike and is up to 5km thick. The massive sulphide horizons at the Langlois mine are hosted by the strongly schistosed rocks of the Cameron shear zone. The intense ductile deformation has obliterated most of the primary stratigraphic relationships and textures and has imparted a strong easterly penetrative foliation. The rock sequence has been affected by a regional deformation, which has formed sub-vertical isoclinal folds. In addition, the regional metamorphism altered many of the rocks to green schist facies.

          Numerous sulphide bodies in the region have been identified within volcanogenic corridors oriented easterly, oblique to the strike of the volcanic complex (Figure 2-2). These corridors may represent a primary fracture pattern that allowed volcanogenic fluids to escape. Three corridors are host to several significant zinc-rich massive sulphide bodies, including Langlois mine, Grevet B and Orphee. A fourth corridor may exist in the area between Grevet B and Orphee properties where a polymetallic stockwork zone was intersected by recent drilling. These volcanogenic corridors are grossly spaced at regular intervals across the volcanic complex at approximately 800 to 1,000m.

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                Figure 2-1-Regional Geology Map of Langlois Mine.


                                    [PICTURE]


              Figure 2-2 - Geologic Map of the Langlois Mine Area.


                                    [PICTURE]


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2.2       MINERALIZATION

          Ore production at the Langlois mine has come exclusively from two zones, namely Zone 3, since 1995, and Zone 4, since 1997. A third lens, Zone 97, which is located approximately 1km to the east, has been developed along one level. Zones 3 and 4 are located between 100 and 700m below the topographic surface, while Zone 97 is located between 300 and 900m below surface (Figure 2-3). Zone 97 consists of several distinct massive sulphide bodies inscribed within a predominantly felsic package of rocks approximately 100m thick. In this package, massive sulphide occurrences are closely distributed and many have limited lateral or vertical extent. However, three zones display continuity across several drill sections, namely Zone 97 South, Zone 97 Main and Zone 97 North (Appendix C - SRK - Langlois Mine Reserve Audit, 2001).

          Each massive sulphide body is relatively thin (1 to 8m), but with considerable vertical and lateral extension (> 500m in either direction). The massive sulphide zones trend southeast with a near vertical dip, sub-parallel to the regional structural fabric. The zones are stacked across the felsic sequence along a narrow corridor slightly oblique to the main structural trend (Figure 2-4). From southwest to northeast the zones are: Zone 5 (small uneconomic lens near surface), Zone 4, Zone 3 and Zone 97. In longitudinal section, each massive sulphide zone portrays an elongated lensoid shape, whose long axis plunges moderately towards the southeast, parallel to the plunge of the regional stretching lineation. In addition, the centre of gravity of each lens becomes progressively deeper moving along the stacking corridor toward the northeast.

          The sulphide zones consist of massive and semi-massive (stringer) sulphide mineralization of primarily pyrite, sphalerite (predominantly marmatite) and to a lesser degree, chalcopyrite and pyrrhotite (Figure 2-5). Sulphide mineralization varies from fine to coarse grained and with or without layering. The sulphides have experienced significant remobilisation, deformation and a recrystallization. Locally, sulphide mineralization can grade up to 60% zinc. Mafic dikes cut the mineralized zones in many areas, and have historically been a major contributor to dilution. In addition, the well-foliated, chloritic volcanic host rocks have caused ground-control problems and excessive dilution.

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                Figure 2-3 - Longitudinal Section (looking north)
    Showing Location of Zones 3, 4 and 97 and the Current Mine Development.


                                    [PICTURE]


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        Figure 2-4 - Typical Cross-Section (looking west) through Zone 97
                Showing Geometry of the Sulphide Mineralization.


                                    [PICTURE]


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                        Figure 2-5 - Photographs showing


                                    [PICTURE]
                                       a)


                                    [PICTURE]
                                       b)


                                    [PICTURE]
                                       c)


          a)   banded pyrite-sphalerite-chalcopyrite in Zone 3,
          b) highly deformed banded sphalerite-pyrite mineralization in Zone 97, and,
          c) typical drill core from Zone 97 showing highly foliated volcanics adjacent to the massive sulphide mineralization.

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2.3       MINERAL RESOURCES AND RESERVES

          The resources and reserves for the Langlois mine occur within three separate zones, namely Zones 97 and 3, which host the majority of the resources and reserves, and Zone 4. The current mineral resources in this feasibility study for Zones 3 and 4 are essentially the same as the January 31, 2001 resources calculated by Breakwater, while the resources for Zone 97 have been re-estimated by SRK first in 2001 (Appendix C - SRK - Langlois Mine Reserve Audit, 2001) and subsequently in May, 2003, incorporating the latest drill results. The updated mineral resources and reserves for Zone 97 are considerably different than the reserves estimated by Breakwater in 2001 due primarily to the fact that the reserves are now based on a mining plan designed to optimize the economics of the resources after examining various mining and processing scenarios.

2.3.1     DATABASE

          The database for the Langlois mine consists of 1,992 surface and underground core holes, in excess of 2,000 underground chip samples and several thousand muck samples. The database includes the survey, assay, density and geological data for each drill hole and channel sample. The database is maintained at the mine site utilizing the Prolog computer software program, and has since been imported into the Gemcom software package by SRK. The current resources and reserves have been estimated based on 248 core hole intersections and 62 channel sample strings for Zone 97 (which includes 27 drill hole intersections from May, 2003), 389 core holes and 113 chip samples for Zone 3 (Main), and 45 and 49 core holes and numerous chip samples for Zones 3A and 4, respectively.

          The majority of the drilling for Zones 3 and 4 was completed prior to Breakwater acquiring the mine in 2000. However, since that time Breakwater has continued to drill Zone 97 in order to increase data density and better define the extents of the mineralization. The majority of drilling is either BQ or AQ diameter core and is typically drilled along sections aligned north-south, intersecting the mineralized zones at as close to a right angle as possible. The section lines are spaced at 20m intervals in Zone 97 and 10m in Zones 3 and 4. Both the drilling samples and chip samples were designed to cross the entire width of the massive sulphide mineralization. Drill core recovery is typically greater than 95%. The drill core is stored on-site in racks, with sample numbers marked for easy review.

          After a review of the data, it is SRK's opinion that the drill logs provide sufficient description and recognition of the lithology, alteration, geological structures and mineralization to correlate geological boundaries between drill holes. This indicates that previous exploration personnel and current mine operating personnel have exercised great care and attention to detail in the collection, verification and storage of the data.

2.3.2     SAMPLING METHOD AND APPROACH

          Sampling and assaying methodologies and check assay procedures for drill core have been well documented by Breakwater. The procedure for the geologist is to describe the lithology, alteration, structure and other details and mark out and label the sample intervals and numbers on the core boxes. The sample intervals are designed not to cross lithologic boundaries or massive sulphide facies (Appendix D - Breakwater - Resource and Reserve Summary, December 2000).

          Typically, drilling data is spaced at approximately 40m in Zone 97 except between level 8 and 9 (i.e. 60m levels), where the spacing is 20m, 10-15m in Zone 3, except in the area between level 6

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          and 7, where the majority of resources remain, and 20m for Zone 4.
          Mineralization intersected in drill holes is sampled according to geology with samples typically ranging in core length from 0.2 to 1.0m. For each sample, a measure of density is taken as well as an assay for silver, copper, lead and zinc and for gold whenever chalcopyrite is visible. The core is cut in half with a hydraulic splitter, with half forming the sample and the other half left in the box. All of the sampling was carried out by geologists or qualified technicians under the direct supervision of the project geologist.

          Due to the visible nature of the mineralization, estimates of the zinc grade are made during underground face mapping and core logging and correlated with the assay results, thereby providing an opportunity to identify any assay discrepancies.

          Several historic underground holes (<1%) intersected the massive sulphide zone at an angle of less than 15 degrees, and as such, these results are considered to be less reliable. Although the assay data from these drill intersections is considered by SRK to be reliable, and therefore used in the resource estimate, their spatial distribution was not used to define the geometry of the sulphide bodies. A number of intersections from surface drilling were handled in a similar manner.

2.3.3     SAMPLE PREPARATION, ANALYSES AND SECURITY

          SRK had an opportunity to visit the on-site assay laboratory and to review the QA/QC program at the mine. All of the assays for the operation, including exploration and definition drilling, chip and muck sampling and mill samples are completed at the mine. Breakwater uses a relatively common method of analysis of digestion followed by atomic absorption for zinc and copper assays, and a fire assay followed by atomic absorption for silver and gold assays. Internal quality control measures established by Breakwater ensure the quality of sample preparation and accuracy for zinc, copper, silver and gold assays and density measurements. The assay laboratory has an extensive QA/QC program consisting of sample blanks, standards and duplicates. In addition, at least 5% of the samples are sent to an independent commercial assay laboratory within the Abitibi region.

          An extensive quality control program at the Langlois mine, including sample preparation, analysis and security, has ensured that the assay data used in the resource and reserve estimates is very reliable.

2.3.4     DATA VERIFICATION

          After reviewing the sampling and assaying procedures and the extensive QA/QC program implemented by Breakwater, SRK is confident of the quality of the data. Although verification sampling was not completed by SRK, numerous drill cores were examined to compare the recorded geology and mineralization with the assay grades. In addition, SRK had an opportunity to review the results of ore reconciliation that has been completed at the mine since 1995. This reconciliation compared the resources/reserves with the mill production, providing an opportunity to verify the quality of the data.

2.3.5     RESOURCES FOR ZONES 3 AND 4

          The resources for Zones 3 and 4 have been estimated by Breakwater as of January 31, 2001, utilizing 2-dimensional polygons on cross-section, using the information from core drilling and underground chip sampling across development faces. Two-dimensional kriging and polygons on

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          longitudinal section have also been used to a lesser degree, typically in areas where there is less available data. The resources have been estimated at several NSR cut-off values based on the width of the mineralized zone, with a minimum mining width of 3.0m. The January 31, 2001 resources and reserves calculated by Breakwater and audited by SRK (Appendix C - SRK -Langlois Mine Reserve Audit, 2001) are summarized in the following tables.

                            Table 2-1 - Resources for the Langlois Mine as of January 31, 2001

------------------------------------------------------------------------------------------------------------------------
Category                                   Zone         Tonnes       Zinc      Copper (%)    Silver    Gold       NSR
                                                                     (%)                      (g/t)    (g/t)     ($Cdn)
------------------------------------------------------------------------------------------------------------------------
Measured                                   Zone 3       567,505      9.56         0.55        31.84    0.11       86.93
                                           Zone 4        49,943     15.24         0.50        40.49    0.16      132.90
                                           Zone 97      254,742     12.77         0.78        62.86    0.12      118.09
                                           Total        872,190     10.82         0.61        41.50    0.12       98.66
Indicated                                  Zone 3       929,384      9.59         0.51        34.45    0.05       86.74
                                           Zone 4       232,393     11.47         0.58        42.36    0.13      103.60
                                           Zone 97    1,936,315     13.22         0.90        55.09    0.08      122.70
                                           Total      3,098,092     12.00         0.76        47.94    0.07      110.48
Total Measured and Indicated             All Zones    3,970,282     11.74         0.73        46.53    0.1       107.88
------------------------------------------------------------------------------------------------------------------------
Inferred                                   Zone 3       543,716      8.46         0.29        23.40    0.11       74.09
                                           Zone 4       206,842      9.26         0.29        32.98    0.13       81.17
                                           Zone 97      451,490     12.24         1.32        48.51    0.03      119.86
                                           Total      1,202,048     10.02         0.68        34.48    0.08       92.50
------------------------------------------------------------------------------------------------------------------------
Note: Mineral resources include reserves.

                              Table 2-2 - Reserves for the Langlois Mine as of January 31, 2001

                   -------------------------------------------------------------------------------------------
                    Category  Zone          Tonnes       Zinc      Copper (%)    Silver       Gold      NSR
                                                         (%)                      (g/t)      (g/t)     ($Cdn)
                   -------------------------------------------------------------------------------------------
                    Proven    Zone 3        448,377      8.76        0.50         33.45       0,11     79.96
                              Zone 4         60,071     12.04        0.39         40.47       0.16    105.60
                              Zone 97       256,109     11.13        0.70         66.62       0,11    104.07
                              Total         764,557      9.81        0,56         45.12       0,11     90.05
                    Probable  Zone 3        799,800      8.10        0.43         34,28       0,05     73,90
                              Zone 4        166,854     11.42        0.58         55,29       0,13    104.03
                              Zone 97     2,183,013     11.04        0.75         55,34       0,08    103.22
                              Total       3,127,893     10.34        0.66         50.31       0.07     96.04
                   -------------------------------------------------------------------------------------------
                    Total     Zone 3      1,248,177      8.34        0,45         33,99       0,07     75,90
                              Zone 4        226,926     11.58        0,53         51,37       0,14    104,44
                              Zone 97     2,439,121     11.05        0,75         56.52       0,08    103,31
                              Total       3,914,224     10.22        0.64         49.04       0.08     94.63
                   -------------------------------------------------------------------------------------------
                       Note: The NSR values are based on US$0.55/lb zinc, US$0.90/lb copper, US$5.00/oz silver,
                       US$275.00/oz gold and an exchange rate of Cdn$1.55=US$1.00

          Mine geology personnel extrapolate the zones of "potentially economic" sulphide mineralization from hole to hole only when sufficiently confident. Generally, the limit of the "ore grade" higher-grade zinc mineralization is congruent with the boundaries of the massive sulphide mineralization. Once the outlines of the sulphide mineralization are defined, the assays are composited across the entire width of the mineralized envelope, or 3.0m horizontal thickness, whichever is greater, in order to accommodate the 2-dimensional, cross-section model. In general, only regular ore shapes are delineated. Isolated zones of mineralization, areas of erratic grade, or areas of geologic

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          uncertainty are not extrapolated, and are therefore not included in the resources/reserves until additional confirmation data is acquired. The mafic dikes cannot be mined separately, as they are too thin to selectively mine, and therefore, are included in the mineralized zone for resource estimation. SRK considers this to be an appropriate approach.

          There are two exceptions, Zone 3 between level 6 and 7 where ordinary kriging was used to estimate the resource based solely on the results of the surface exploration core drilling, and a portion of Zone 4 where two-dimensional polygons on longitudinal sections were used, particularly along the perimeter of the mineralized zone. These methods were used due to the somewhat larger drill spacing. Any areas estimated using polygons on longitudinal section have been classified as Inferred Resources (CIM 2000 definitions). The resources from Zones 3 and 4 are essentially unchanged from the January 31, 2001 resources prepared by Breakwater.

          In order to evaluate the polygonal model constructed by Breakwater, SRK constructed a parallel inverse distance resource model. The two models correlate very well within the same volume, confirming the validity of the resources for Zone 3. In addition, SRK constructed a second grade model using ordinary kriging to interpolate the zinc grades into the model. There is essentially no difference between these interpolation methods at a zero grade cut-off; however, the difference between these two interpolation techniques is considerably more pronounced at higher cut-off grades. This would only become a significant concern if the cut-off grade were increased to a point where the mine planning selectively targets higher-grade stopes estimated by polygonal methods.

2.3.6     RESOURCES FOR ZONE 97

          Although Breakwater had estimated the resources for Zone 97 as of January 31, 2001 using a polygonal methodology (summarized in Tables 2-1 and 2-2), SRK re-estimated the resources in 2001 and again in 2003 primarily because:

               o The resource for Zone 97 was initially estimated over a 3.0m minimum mining width, which masked the opportunity to determine the in-situ resource, and therefore, evaluate different mining methods such as reduced mining widths, different production rates, etc.
               o Based on the relatively high variability of grade in Zone 97, SRK utilized ordinary kriging to estimate the resource, which provided a more appropriate amount of averaging of grades during interpolation, particularly with the larger drill spacing of approximately 40m.
               o Kriging was also considered more suitable to Zone 97 than a polygonal method because of the pronounced trend of the zinc mineralization moderately down plunge to the east, which was evident on the grade contour plots on longitudinal section and confirmed by the very well defined curves on the semi-variogram (tool to measure the spatial continuity of grade) and;
               o    Incorporation of 2001 and 2003 drill program results.

          SRK then constructed a new resource model for Zone 97 using ordinary kriging to interpolate grades. In order to construct this model, SRK completed a preliminary review of the zinc grade distribution by completing a variographic analysis. Although the variograms differ somewhat by metal, they generally show the direction of maximum continuity to be moderately plunging to the east. The most characteristic feature of the mineralization is the moderately high local variability in grade, with the nugget value (measure of local variability) for zinc approximately 3/10 of the sill value (measure of variance), confirming that local predictions of grade would not be reliable and grade interpolation using kriging was an appropriate technique.

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          In order to complete the resource estimate for the three zones, the assay values for each metal (Zn, Cu, Ag, Au) and density were composited using density and length weighting over the true thickness of the zone. Variography and kriging were completed on the product of the grade (including Zn, Cu, Ag, Au and the density) by the true thickness. This value per model block was subsequently divided by the true thickness to obtain the grade. In this way the true thickness and density are considered during grade interpolation, something not possible with cross-sectional interpolation. Capping of the zinc grades was not deemed to be necessary and is appropriately accounted for during kriging.

          A preliminary analysis of the composites completed by SRK indicates that the copper and zinc mineralization are slightly skewed to the left (i.e. mean is to the left of the mode), while the gold and silver composites approach a log-normal distribution. It also indicates that the coefficient of variation (a measure of grade variability) is relatively high compared to other more typical VMS deposits that have experienced a lesser degree of metamorphism.

          SRK had an opportunity to compare the results of the exploration and production core drilling and the underground chip samples for the same area/volume of the deposit in order to ensure that the chip samples and drill hole data have similar sample support, and could therefore, be combined and used for grade interpolation. The mean grades and the coefficient of variation, a measure of grade variability, compare very well indicating congruent sample support. In addition, any chip samples that were isolated and did not form a continuous string of samples across the mineralized zone were not used in the resource estimate.

          There were also a number of historic holes, which have a number of missing gold assays. In these areas, Breakwater has typically used the average gold grades based on mill head grades, since gold does not have a definable correlation with any of the other metals. Fortunately, the majority of these holes lacking adequate gold assays occur in Zones 3 and 4 where there is production data to estimate the gold grade. Zone 97 has an adequate number of gold assays from drilling and underground sampling to estimate a reliable resource.

2.3.7     CONVERSION OF RESOURCES TO RESERVES

          The reserves were calculated by converting indicated or measured resources based on a minimum mining width of 3.0m for Zones 3 and 4 and 2.2m for Zone 97. The reserves consist of contiguous zones of mineralization delineated in the geological model, while isolated areas are not included.

2.3.8     RESERVES FOR ZONES 3 AND 4

          The reserves for Zones 3 and 4 are based on the mining method selected for developed and undeveloped areas. Where stope development already exists, stope dimensions will remain 30m in height. For the portions of Zones 3 and 4 that are not yet developed, sublevel spacing will be reduced to 20m. All stopes will be mined in a retreating sequence and will be accessible by ramp.

          Ore recovery, excluding pillars, is 95% for Zones 3 and 4. Dilution, defined as the volume of waste recovered as a percentage of the ore removed, has a density of 2.75 t/m3 and a grade of zero and estimated to be 25% by volume (approximately 18-20% by tonnage) for Zone 3 and 35% for Zone 4. The higher dilution rate for Zone 4 is related to ground conditions, where sheared,

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          chloritic host rocks often account for excessive dilution. Internal dilution, and to some degree, external dilution, are accounted for during the initial construction of the two-dimensional sectional polygon, when regular shapes are drawn and the dilution is included in the composited grades.

          Dilution and recovery for the planned mining method and stope dimensions for Zones 3 and 4 are based on the historic mining information. It is SRK's opinion that the planned dilution and mining recovery factors are appropriate given the characteristics of the rock strength, continuity of grade and geometry, and the mining method.

          The current (2003 feasibility study) reserves for Zone 4 remain essentially the same as estimated January 31, 2001, with the exception of a pillar now being left behind. The reserves for Zone 3 are substantially different for the feasibility study, which consists of fewer tonnes but at a higher grade. This is primarily due to the fact that in 2001 a decision was made to include the mining of the shaft pillar (higher grade portion of the Zone 3 resource) in the mine plan (Appendix E -Assessment of Effects of Extracting Shaft Pillar, 2001). In addition, several of the relatively lower grade areas comprising Zone 3 have been excluded from the mine plan.

2.3.9     RESERVES FOR ZONE 97

          Zone 97 will be mined using an overhand benching method of stoping. Stope dimensions are planned at 11m high and, on average, 94m in strike length. The average ore width is approximately 3m. Stope sequencing will be in a retreat fashion to the central access cross cut provided at each sublevel. The reduced stope height is designed to control dilution while allowing long, yet stable stope dimensions. The longer strike length provides for more continuous mining operations, such as drilling with less moving between work places. Ramp access is planned, as is backfilling with cemented paste fill.

          The ore recovery for Zone 97, excluding pillars is 95%, which is comparable to the historical recovery rates realized in Zones 3 and 4. Because of the highly variable width of mineralization in Zone 97, SRK constructed a "skin or layer" adjacent to the mineralized zone to calculate dilution, rather than a global dilution factor that ignores geometry and assumes a constant dilution percentage over mineralized zones of variable thickness. A thickness of over-break equivalent to 35cm off of each wall has been assumed with a minimum mining thickness of 2.2m. This constitutes an average dilution factor of approximately 30% by volume, which correlates well with the historical dilution for Zones 3 and 4.

          In total, there are three mining pillars in Zone 97. The pillars, located along Levels 9, 10 and 13, are 9.5 metres high. It is assumed that 50% of the pillars will be recovered once the reserves in these areas are exhausted.

          Typically, drilling data is spaced at approximately 40m in Zone 97 except between level 8 and 9 (i.e. 60m level spacing), where the spacing is 20m. This is considered to be an adequate drilling density for delineating the zones of sulphide mineralization; however, this drilling is not sufficient to predict the occurrence of numerous mafic dikes that occur within the ore zones and late stage faults that transect the mineralization. As such, drilling will be required for Zone 97, and for a portion of Zones 3 and 4 to obtain sufficient data density before final stope design can be completed.

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2.3.10    RESOURCE AND RESERVE CLASSIFICATION

          The resource classification is based essentially on the density of drill hole and chip sample data and the continuity of zinc grade (since zinc accounts for the majority of the value of the deposit). Isolated areas of mineralization or areas that have currently no indication that they can be mined at a profit have not been included in the reserves.

          The resources and reserves for the Langlois Mine as of May 1, 2003 have been prepared in accordance with "CIM STANDARDS ON MINERAL RESOURCES AND RESERVES: DEFINITIONS AND GUIDELINES" (August 2000) (Appendix F). Accordingly, the resources have been classified as measured, indicated or inferred and the reserves have been classified as proven or probable based on the measured or indicated resources.

          Measured resources, and hence proven reserves, occur where the grade and geometry of the deposit is known with a high degree of confidence, allowing detailed mine design and mine planning to proceed. Measured resources are typically located in Zones 3 and 4, adjacent to underground workings where the data spacing is typically less than 15m. The resources adjacent to the development on level 9 in Zone 97 were classified as proven reserves as of January 31, 2001; however, they have now been classified as probable by SRK.

          In the opinion of SRK, the density of assay data and the knowledge of the geometry of the majority of Zones 97, 3 and 4, provide sufficient confidence to determine the grade and tonnage of the deposit. In addition, the continuity of grade and the geometry of the deposits are known with sufficient confidence to complete a mine design and mine plan. Although the actual location of planned stopes may vary somewhat during mining, this is not expected to significantly change the economics of the project. The indicated resources, and hence probable reserves, have been defined primarily within that portion of the deposit having a drill spacing of approximately 40m or less.

          Inferred resources are located primarily along the perimeter of the deposit, along the strike and down dip extensions of the deposit.

2.3.11    TABULATION OF RESOURCES AND RESERVES

          The resources and reserves for the Langlois mine occur within three separate zones, namely Zones 97 and 3, which host the majority of the resources and reserves, and Zone 4, as summarised in the following tables.

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
          Table 2-3 - Resources for the Langlois Mine as of May 1, 2003

-------------------------------------------------------------------------------------------------
Category                       Tonnage        Zinc (%)    Copper (%)    Silver (g/t)  Gold (g/t)
-------------------------------------------------------------------------------------------------
MEASURED & INDICATED
ZONE 3
Measured                       567,505          9.56        0.55           31.84        0.11
Indicated                      929,384          9.59        0.51           34.45        0.05
ZONE 4
Measured                        49,943         15.24        0.50           40.49        0.16
Indicated                      232,393         11.47        0.58           42.36        0.13
ZONE 97 - Indicated only
  (no measured)
Zone 97 Main                 2,203,958         13.71        1.18           72.17        0.12
Zone 97 South                  165,187          8.79        0.35           46.61        0.01
Zone 97 North                  832,298          7.33        0.38           48.12        0.03
TOTAL MEASURED & INDICATED   4,980,668         11.15        0.79           53.96        0.09


INFERRED RESOURCES
Zone 3                         543,716          8.46        0.29           23.40        0.11
Zone 4                         206,842          9.26        0.29           32.98        0.13
Zone 97                        503,950         11.24        0.86           60.83        0.17
-------------------------------------------------------------------------------------------------
TOTAL INFERRED               1,254,508          9.71        0.52           40.02        0.14
-------------------------------------------------------------------------------------------------
Note: Mineral resources include reserves.

          Table 2-4 - Reserves for the Langlois Mine as of May 1, 2003

-------------------------------------------------------------------------------------------------
Category                       Tonnage        Zinc (%)    Copper (%)    Silver (g/t)  Gold (g/t)
-------------------------------------------------------------------------------------------------
PROVEN & PROBABLE
ZONE 3
Proven                         459,513          8.92        0.52           35.16        0.11
Probable                       642,591          9.19        0.45           38.65        0.02
Subtotal                     1,102,104          9.08        0.48           37.19        0.06
95% Recovery                 1,046,999          9.08        0.48           37.19        0.06
Pillar Zone 3                  (48,833)         9.50        0.48           39.58        0.04
TOTAL ZONE 3                   998,166          9.06        0.48           37.08        0.06
ZONE 4
Proven                          63,233         12.04        0.39           40.47        0.16
Probable                       175,637         11.42        0.58           55.29        0.13
Subtotal                       238,870         11.58        0.53           51.37        0.14
95% Recovery                   226,926         11.58        0.53           51.37        0.14
Pillar Zone 4                  (21,595)        11.58        0.53           51.37        0.14
TOTAL ZONE 4                   205,331         11.58        0.53           51.37        0.14
ZONE 97
Probable                     2,313,709         11.52        1.02           59.46        0.09
95% Recovery                 2,198,023         11.52        1.02           59.46        0.09
Pillar Zone 97                 (78,760)        11.71        1.02           64.50        0.08
TOTAL ZONE 97                2,119,263         11.51        1.02           59.28        0.09
-------------------------------------------------------------------------------------------------
TOTAL PROVEN & PROBABLE      3,322,760         10.78        0.82           52.13        0.09
-------------------------------------------------------------------------------------------------

Note: The NSR values used to outline mineral reserves are based on US$0.50/lb zinc US$0.80/lb copper, US$5.00/oz silver, US$343.00/oz gold and an exchange rate of Cdn$1.43=US$1.00.for Zone 97 and US$0.55/lb zinc,US$0.90/lb copper, US$5.00/oz silver, US$275.00/oz gold and an exchange rate of Cdn$1.55=US$1.00 for Zones 3 and 4. Since the reserves for the various zones have been calculated at different times, slightly different parameters have been used to determine the NSR value of the resources; however, SRK does not believe that these differences would materially impact the current reserves.

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2.3.12    RECONCILIATION

          Since 1995, a detailed reconciliation of the ore reserves and mill production has been compiled on the mined-out stopes. The reconciliation of the mining reserves with the mill shows an ore dilution of 30% by volume and a mining ore recovery of 98.7% for 2000 (based on a combination of various stope heights in various zones). The results of the historical reconciliation as summarized in Table 2-5, illustrates the variable dilution and mining recovery rates by year as a result of the relative proportions of the different zones that were mined during any given year and the variable stope heights.

                      Table 2-5 - Historical Reconciliation

            ----------------------------------------------------------
             Year         Dilution by volume          Mining Recovery
            ----------------------------------------------------------
             2000              30.0%                       98.7%
             1999              22.2%                       91.0%
             1998              22.1%                       87.8%
             1997              24.4%                       82.5%
            ----------------------------------------------------------

2.4       EXPLORATION POTENTIAL

          SRK believes there is excellent potential to add to the current resource base, either in areas adjacent to the known resources, or elsewhere on the property. These areas include:

               o Between level 6 and 8, a small satellite lens located 200m west of Zone 3 requires further drilling to justify development. It currently contains an estimated resource of 100,000 tonnes grading 6.3% Zn and is open to the west.
               o In 1998, exploration drilling intersected sub-economic massive sulphides 300m west of Zone 97, between level 8 and
                    10. This sector is open down-plunge and should be drill tested when underground development on level 13 is completed.
               o Langlois mine corridor along the western extensions of Zones 3, 4 and 5 that remains untested below a northeast trending fault.
               o Langlois mine corridor located east of the mine; a drill target has already been proposed to test the depth extension of Zone 97, as suggested by an incomplete off-hole Pulse-EM response detected at the end of hole 91-GRM-134. Also, the surface extension of the Zone 97 felsic horizon has received limited drilling.
               o Grevet B corridor - On the Grevet B property, a second massive sulphide lens was intersected in 1997 during delineation drilling on the main sulphide lens. This modest discovery attests to the stacked nature of massive sulphide lenses. Although lateral and depth extensions of both lenses have been more or less closed out, the northeastern extension of the Grevet B corridor remain relatively poorly defined and thus warrants additional drilling.
               o Orphee corridor (option to Metco) - New resource may be identified along the Orphee corridor, mostly to the north and east of the main Orphee lens where three distinct sulphide-bearing felsic horizons have been intersected by previous drilling.
               o A large region located on the BP-Norex claim block, between Grevet B and Orphee corridors.

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3.0       HISTORICAL OPERATING CHALLENGES

          At the feasibility stage, the previous owners of Langlois appeared to have had an optimistic view of orebody size, geometry and stability. Consequently the initial mining method, design, procedures and equipment were not appropriate to the context.

          The ore is generally narrow and sinuous with weak, foliated walls. Mining was initiated on the basis of 60m level intervals, 114mm diameter blast holes, and primary/secondary stope sequencing. The mine was unable to control the stability of the stopes, resulting in major dilution and severe stope production delays.

          The mine was never able to fully recover from this situation. As soon as the mine did not deliver according to the plan, attempts were made to lower costs, including starving the mine of capital. At the same time, the previous owners were also experiencing financial difficulties as well.

          Various operating challenges have been experienced at the Langlois mine since the initial start-up and over the years the mine operators have made changes to solve some of them.

          The following sections describe the operating challenges that continued to adversely affect the production of metal to the mill during the last few months of production, ending December 2000. These are the challenges that have been addressed in the mine plan to allow the operation to successfully resume production.

3.1       ORE PASSES

          Historically, the ore passes at the Langlois mine have proven to be unreliable with excessive wear rates, followed by plugging or collapse. Many approaches have been taken to try to overcome these matters including various designs, ground support methods and ore pass operating strategies.

          Operating the ore passes full is a common way to reduce wear, but at the Langlois mine the broken ore is very sticky with poor flow characteristics and the approach only lead to hang-ups. For this reason, ore passes were operated at low to empty levels, which increases the wear.

          The ground support measures that have been tested in ore passes include:

               o    Standard resin rebar bolts
               o    Flexible cable type resin bolts
               o    Very tight bolting patterns
               o    Cable bolts
               o    Regula shotcrete
               o    High resistance (Fondag) shotcrete

          Regardless of the ground support, the ore passes have only been reliable for approximately the first 100,000 tonnes of muck passed through them following which their remaining life is variable and uncertain.

          The loss of use of ore passes has had the following effects on the mining operation:

               o    Loss of production
               o Resources assigned to non-productive work attempting to clear blockages
               o Excessive rehandling of ore by scoop and by truck. At times, all or most of the daily production has been re-handled at least once.

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               o    Significant dilution has been experienced from excessive ore pass wear, thus compounding the dilution factor.

          One of the existing ore passes that handles a large portion of mine production is particularly important. It is a shallow angle ore pass from level 10 to level 11 and it feeds one of the mine's two existing loading pockets. It has experienced many hang up problems resulting in production delays. This is a critical ore pass.

3.2       MINE CAPITAL DEVELOPMENT

          The Langlois mine has been starved of capital funding for a number of years. To a large degree, the result has been the curtailment of capitalized waste development.

         Development of the planned access drifts to Zone 97 were delayed, and this high-grade zone was not readied for production on a timely basis. To put this into perspective, consider that as of December 31, 2000:

               o    Zone 97 contains 60% of Langlois mineral reserves
               o The Zone 97 diluted zinc grade was 25% higher than the rest of the mineral reserves

          Bringing Zone 97 into production will directly impact the grade to the mill, and additional work places will become available thus improving the mine's production potential.

3.3       MOBILE EQUIPMENT MAINTENANCE

          Mechanical availabilities were low and equipment operating costs were high at the time the Langlois mine was shut down. Frequent mechanical breakdowns and equipment shortages hampered production work.

          The underlying cause has principally been due to difficulty in attracting and retaining well-qualified and experienced mechanics at Langlois. This has been caused in part by the tight market for mechanics, the uncertain past performance of the mine thus the lack of job security and by wage competition from other resource sectors.

          Also, a full time maintenance planner was not utilised in the past.

3.4       ORE STORAGE

          With ore passes being operated at low levels and no underground ore storage bins, the only significant storage has been on surface. The capacity of the surface bin (2,000 tonnes live) has not been sufficient to assist in smoothing out the highs and lows in underground production.

3.5       STOPE DILUTION AND SUBLEVEL REHABILITATION

          Stope dilution has been brought under control over the years through changes in operating practices. Further improvements are possible by designing more closely spaced sublevels with reductions in the vertical exposure of open stope hangingwall (this approach has been taken in zone 97).

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          With the overhand stoping sequence at Langlois, stope wall control and sublevel rehabilitation are at least partly related. Each successive stope works off the backfill floor of the stope below. If waste layers have peeled off the walls of the lower stope, then there will be more rehabilitation to make the mucking drift of the stope above safe.

          Stope cycle times typically have a significant component of rehabilitation time. Improvements in stope ground control have the potential to reduce dilution and rehabilitation, and speed up the stope cycle time.

3.6       SRK MINE REVIEW

          The feasibility study addresses the most significant issues causing the uneconomic situation at the Langlois mine. SRK mining engineers visited the mine in July 2000 and also during the start of the feasibility process in January 2001 to evaluate the mining and production systems and achievements. SRK needed to verify that the current achievements were as stated and that the feasibility study would properly address the issues, to produce a mine plan with a better, more certain outcome.

          Chris Page, Corporate Consultant, visited the mine from July 7 to 14, 2000 and prepared and issued a report documenting conditions at the mine and the state of mine planning at the time. This report is included on the reference list to the feasibility study (Appendix G -
          C. Page Letter Report, July 2000.).

          Ken Reipas, Principal Mining Engineer, visited the mine from January 10 to 18, 2001 and audited the underground production environment, reviewed mine engineering procedures, and reviewed the background information being prepared by the Langlois mine personnel. Observations and discussions were recorded and filed for reference (Appendix H - K. Reipas Observations and Discussions).

          Also, during the period January to April 2001, SRK project personnel made a number of visits to the mine for various purposes related to the feasibility study.

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4.0       FEASIBILITY STUDY - MINING

4.1       MINING ROCK MECHANICS

4.1.1     ROCK MECHANICS REVIEW

          Since the Langlois mine has already been in operation, there is less uncertainty in the rock mass competency and behaviour compared to mine designs that are based only on drill core data. Operational history provides valuable information which overrides empirical analysis. Based on the past mine operating experience and SRK's underground geotechnical assessment, the following can be concluded.

          4.1.1.1 ROCK MASS STRENGTH AND COMPETENCY

          Intact rock strength (IRS) for both the host rock and ore is in excess of 100 Mpa, except chloritic schist, locally developed at the contact in Zones 4. IRS of the massive sulphide is in excess of 150 MPa. Intact rock strength (not competency) is similar for the various rock types in all three Zones (3, 4 and 97).

          Two strongly developed open joint sets (dipping approximately 60(0)) together with foliation (sub-parallel to the ore body) are the main "defects" influencing the rock mass competency. Well-developed foliation is the main cause of strong anisotropy but unless disturbed by blasting or induced stress, the foliation is not a "weak link". Undisturbed foliation exhibits strong cohesion.

          Ore (often with included layers of waste) is usually reasonably competent with rock mass rating (RMR) values varying from 40 - 70 and rock mass strength (RMS) of approximately 35 - 70 MPa.

          The host rock is typically highly foliated with RMR values from 45 - 60 (Zone 3 and 4) and RMS of approximately 35 - 60 MPa. There are locally developed areas (especially in Zone 4) where the contact wall rock is very weak with RMR values as low as 30. This weaker contact material cannot be kept in place and will always be taken as over-break.

          In general, Zone 97 is more competent than Zones 3 and 4. The rock mass could be described as "fair to good" and suitable for open stoping. The overriding property which will constrain the stope dimensions is the foliation, rather than intact rock strength.

          4.1.1.2 LARGE-SCALE WEAKENING STRUCTURES

          There is only one major identified structure (Eastern Fault). Local structures (outside the joint pattern) do exist and these will influence individual stopes but cannot be allowed for in an overall design. The dykes intersecting the rock mass do not appear to cause major stability problems. Large-scale structures will be an operational issue, not a design constrain.

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          4.1.1.3 DISTURBANCE (STRESS)

          There are no signs of unusual stresses. It is assumed that the horizontal stress is approximately twice the overburden stress. The overburden stress could vary from 10 - 20 MPa from the top of the current ore zones to the bottom of Zone 97 respectively. These stresses, together with a factor for induced stress, are high enough to fail the rock mass in the vicinity of the stopes but they are not unusually high. The estimated stresses are sufficient to account for the deterioration seen in stope development and justify full structural reinforcement of the in-ore development. Very little intact rock failure was seen during underground visits.

4.1.2     ROCK MASS CLASSIFICATION

          In order to design a mining operation, it is necessary to work with numbers, therefore, all mining investigations require that the rock mass be classified. The objective is to assess the rock mass numerically by applying numbers to the various geological features, which impact on the rock mass ability to resist the disturbing forces of stress and gravity.

          The Laubscher's mining rock mass (MRMR) classification is one of the most versatile and widely used in the mining industry as it takes into consideration both "nature-made" and "man-made" disturbance. For example, blasting damage observed underground at the Langlois mine is believed to be one of the key weakening "man-made" disturbances resulting in excessive overbreak.

          Although the MRMR classification is not very commonly used among open stoping mines, it does provide reliable guidelines in terms of critical dimensions related to large-scale rock mass stability. The other method widely applied to open stope mining operations is the modified "Q'" index. Both of these systems were used to assess the rock mass competency, which was one of the primary parameter determining the stope sizes.

          In the context of the mining method used at the Langlois mine, the rock mass in each zone (3, 4 and 97) was divided into 3 basic domains; footwall, ore body and hanging wall. Based on the underground observations, in most cases the footwall and hanging wall rock mass competency is similar and the two zones were therefore grouped under the term waste. In Zone 4 there are, however, locally developed zones of weaker contacts (north wall) where decreased cohesion on the foliation planes can cause separation and local instability, especially if the blasting design is too aggressive. The detailed location of such zones is very difficult to predict, so the mining design had to take such constraints into consideration. Stope dimensions were influenced by the weaker rock mass.

          The details of the rock mass classification data are discussed in Appendix J - Langlois Rock Mechanics Report and the summary results used for the stope design are tabulated in Table 4-1 below.

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  Table 4-1 - Rock Mass Classification Values for the Main Geotechnical Domains

--------------------------------------------------------------------------------
Geotechnical                                    Minimum              Maximum
    Zone               Domain           ----------------------------------------
                                             RMR        Q         RMR        Q

                       Waste contact         30        0.2        41        0.7
Zones 3 & 4
                       Waste strong          43        0.9        57        4.2
Zone 97                Waste strong          49        1.7        66       11.5
--------------------------------------------------------------------------------

          It has to be stressed that rock masses unfortunately do not conform to an ideal pattern and therefore a certain amount of judgment/interpretation based on experience was required. The classification systems are used as guidelines rather than as a precise engineering tool.

4.1.3     STOPE DIMENSIONING

          The most widely used design method for the determination of open stope dimensions in Canada is Mathew's Method. The method is based on the modified "Q'" number and empirical stability chart. The details of the assessment are included Appendix J - Langlois Rock Mechanics Report. The range of "wall" Stability Numbers for the Langlois mine used in the analysis is summarised in Table 4-2 below.

      Table 4-2 - Stability Number Values for the Main Geotechnical Domains

--------------------------------------------------------------------------------
                        Q'              Factors             Stability number N'
    Domain       ---------------------------------------------------------------
                   Min    Max          A       B          C      Min       Max
--------------------------------------------------------------------------------
Zones 3 and 4      0.9    4.2         0.7     0.8         7      3.5       16.5
--------------------------------------------------------------------------------
Zone 4 contact     0.2    0.7         0.7     0.8         7      0.8        3.0
--------------------------------------------------------------------------------
  Zone 97 -
   shallow         1.7    11.5        1.0     0.8         7      9.5       64.0
--------------------------------------------------------------------------------
  Zone 97 -
    deep           1.7    11.5        0.4     0.8         7      3.8       26.0
--------------------------------------------------------------------------------

          The values derived depend on a large number of assumptions, which can vary significantly. For example, the variability for a single rock type can be 3.5 to 49 depending on whether Q' direct is used, whether Q' is estimated from RMR values (which SRK prefers) or whether minimum or maximum values are used.

          Figure 4-1 is a stability chart illustrating various stope dimensions for zones 3, 4 and 97. It will be noted that in the Mathew's chart, the current stope dimensions plot at least in the "unsupported transition" zone for most of the rock type ranges. But historical results indicate that the stope walls have not performed as well as would have been predicted by the Mathew's method (and if we had used the conventional method for estimating stability, the values would have been even higher). The initial stope size of 60m high by 20m on strike had a "wall" HR = 7.5 and this plots

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          mostly within the zones of "transition" or "support necessary" but significant problems were experienced.

          It must be recognised that empirical design charts are very approximate. The "wall" Hydraulic Radius (HR) is the same for a 30m high by 20m long stope (current dimension) compared to 14m high by 100m long stope (planned for Zone 97) but it is concluded that the lower stope height (even though much longer) is significantly more stable.


                      Figure 4-1 - Mathew's Stability Graph


                                    [PICTURE]


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4.1.4     GROUND SUPPORT

          4.1.4.1 ORE AND WASTE DRIFT SUPPORT

          The backs of the ore and waste drifts are supported with 1.5m rebars on a 1.2m x 1.2m pattern. Chain link (50mm x 50mm) screening is installed on the back of the ore drifts, while 100mm x 100mm welded mesh screen is installed on the back of the waste drifts. The chain link and mesh are held up with 0.9m mechanical rockbolts. The walls are supported with two rows of 1.83m straps held up with 1.5m splitsets on a 1.2m x 1.2m pattern. This support standard was established by empirical methods and has been improved over the years with operating experience. No modification of the design is planned for Zone 97.

                    Figure 4-2 - Typical Drift Ground Support


                                    [PICTURE]


          4.1.4.2 STOPE SUPPORT

          In addition to the standard ore drift support, cable bolts were used in Zones 3 and 4 consisting of six 5m long cables in a fan pattern with a spacing of 2.4m between each row. In all zones, the installation of 1.5m rebars will replace cable bolts. It is a less expensive way to achieve support. It is also a stiffer support which will prevent early movements which usually resulted in dilution and extra rehabilitation work. The stope support design is mainly governed by experience and some improvements can be made in the future.



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4.1.5     SHAFT PILLAR MINING

          The shaft at Langlois mine is located in the country rock approximately 100m away from the steeply dipping orebody. Since the shaft does not intersect the orebody, a shaft pillar may only be required if mining related movements or induced stresses are expected to result in instability in the shaft.

          Based on a previous geotechnical assessment by C. Doucet, (Appendix K
          - Services Techniques, April 2000), a 100m wide pillar of ore opposite the shaft had been designated as a shaft pillar, to protect the shaft from anticipated adverse effects associated with stoping. The shaft pillar was located in an area where the ore grade was above the mine average.

          As part of the feasibility study, the necessity of leaving a shaft pillar was re-assessed by SRK Consulting. Due to the higher grade of the shaft pillar ore, and its distance from the shaft, it was decided that further analysis work was justified.

          The objectives of the analyses were to determine whether the shaft pillar was required and whether any instability would occur in the shaft if the designed 100m wide shaft pillar, and other portions of the orebody were mined out.

          The potential stress changes and deformations in the shaft resulting from the extraction of the shaft pillar and the surrounding ground were assessed by conducting a series of numerical stress analyses using a tabular excavation modeling program (Minsim-D, COMRO, 1993). To assess the potential for local damage in the shaft, back analysis methods as well as empirical relationships between induced stresses/strains and excavation damage were considered.

          SRK's analysis shows that the shaft will not be adversely affected by the proposed mining. All criteria indicate that stresses and strain values will be well below those that have caused instability problems in mine shafts in the past. The only concern is that some loosening of the rock in the shaft walls may occur as the stresses decrease. If loosening has not been a problem in the past, it is unlikely to become a problem with further mining. The details of this analysis are included in Appendix E-Assessment of Effects of Extracting Shaft Pillar.

4.1.6     CURRENT GROUND CONDITIONS

          In May 2003, Breakwater mine site staff conducted an underground inspection of all main levels and sublevels from 9 level to 7 level. In general, the mine workings have shown little sign of deterioration since operations were suspended at the end of 2000. Specific observations reported included:

               o    No rock falls observed.
               o    No major deterioration of any access ramps or levels.
               o An open stope on 9 level, left open since late 2000, had experienced some wall caving. (This is not unexpected for an open stope left so long without backfilling.)

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4.2       MINING METHODS

4.2.1     GENERAL DESCRIPTION

          The original method of mining applied in Zone 3 in 1996 (Refer to Figure 4-3) consisted of mining long hole stopes 60m high by 20m in strike length by the full ore width which averaged about 4 to 5 m. A haulage drift was driven in waste paralleling the ore, which provided a drawpoint for each stope. With this independent access to each stope, primary and secondary stope sequencing was used. Production drill holes of 114mm (4 1/2") diameter were used, averaging 60m in length.

          During 1997, this method was abandoned due to excessive dilution brought on by deviation of the blast holes in the narrow ore zone, the undulating nature of the ore zone, and the weak to moderate strength of the foliated host rock. After this experience, the stope heights were reduced to 30m by driving additional sublevels, and a retreating stope sequence was employed to save on waste development and to avoid the problems of mining the pillars created by stope and pillar type sequencing.

          Further improvements in controlling dilution in Zone 3 were made as mining progressed. In the narrower parts of the ore zone, the drill hole diameter was reduced to 64mm (2 1/2") and the stope height was reduced to 20m.

          In 1998, stoping began in Zone 4, where the hanging wall rock has a more intense layer of foliation next to the contact. Here, longhole stopes were mined with dimensions of 15m high by 20m strike length, using a retreating sequence.

          All of the historic mining described above included trackless development and ramp access to stoping areas, production mucking with 3.5yd and 4yd scooptrams to ore passes, and cemented paste backfilling of the stopes.

          Ore pass failure was experienced throughout the mining history.

          The planned mining areas and methods incorporated in the feasibility study are introduced in the following paragraphs, while the full details are presented in the following sections of this report: 4.2.2 Definition Drilling, 4.2.3 Development, 4.2.4 Slot Raising, 4.2.5 Production Drilling, 4.2.6 Blasting, 4.2.7 Production Mucking, and
          4.2.8 Backfilling. Within most of these sections, details are provided for each ore zone.

          4.2.1.1 ZONE 3

          Where stope development already exists, longhole stope dimensions of 30m in height, and 164mm (4 1/2") diameter production drilling will be maintained. For the portions of Zone 3 that are not yet developed, improvements are planned to control dilution.

               o    Sublevel spacing will be reduced to 20m.
               o Production drilling will employ 64mm (2 1/2") diameter holes.

          All stopes will be mined in a retreating sequence and will be accessible by ramp. Production mucking will be to ore passes. Back up ore passes will be provided and critical sections will be steel lined. Stopes will be filled with cemented paste backfill.

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          4.2.1.2 ZONE 4

          Zone 4 longhole stope dimensions will remain the same as the previous method. Ramp access will be provided to the sublevels. The stopes will be filled with cemented rockfill as they are located in an area of the mine that cannot be serviced by the paste backfill system.

          4.2.1.3 ZONE 97

          Major improvements in future mine performance (tonnage rate and grade) will be achieved by bringing Zone 97 on line once production resumes. 64% of future production will come from this zone. Zone 97 is a higher-grade area that was not previously brought into production due to the lack of funding by the previous owners for the capital development required to access it. Refer to Figure 4-3. The feasibility study mining plan provides for pre-development of several sublevels in Zone 97 so that it can contribute continuously to production when mine operations resume. Significantly, Zone 97 will yield higher-grade tonnes than the past mine average, and will provide additional working places that make the overall mine production rate achievable.

          An overhand benching method of stoping will be applied in Zone 97. Stope dimensions are planned at 14m open vertical span and, on average, 45 to 50m in strike length. The average ore width is approximately 3m. Stope sequencing will be in a retreating fashion towards the central access cross cut provided at each sublevel. Where the length of a sublevel is more than about 70m from its extremity to the central access cross cut, it will be divided into two stopes, with the second stope mined after the backfilling of the first.

          The reduced stope height is planned in order to control dilution while allowing long, yet stable, stope dimensions. The long strike length means that the unit mining operations such as drilling can be more continuous, with less moving between work places. Ramp access is planned, as is backfilling with cemented paste fill that will be pumped to the zone along 6 level. The use of a pump is required due to the large distance from the shaft to Zone 97.

          There are no ore passes planned for Zone 97 due to their unreliable nature. A fleet of new 20 tonne trucks will haul ore from stoping areas to the shaft area, and the past problem of collapsing ore passes will be avoided. (Truck selection is discussed in section 4.8.2) Ore and waste will be hauled on 9 level and 13 level and will be dumped into steel lined ore/waste passes near the shaft.

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               Figure 4-3 - Langlois Mine Longitudinal Projection


                                    [PICTURE]


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4.2.2     DEFINITION DRILLING

          During previous operations, definition diamond drilling has been carried out on a relatively dense pattern to determine the final mining reserve. In order to determine the density of required drilling, a statistical study was carried out in 1994 during Cambior's original preliminary feasibility study.

          For areas of Zone 3 with 30m sublevels, the density of drilling was 10m horizontally by 15m vertically. For the areas of Zones 3 and 4 with 15m sublevels, the density of drilling was spaced wider at 20m horizontally by approximately 18m vertically. In Zone 97, the definition drilling density was spaced at 20m horizontally by 20m vertically.

          Pneumatic diamond drills drilling AQ-ATW or 27mm diameter core were used for hole lengths less than 120m. Electric diamond drills, (75 to 100 HP) drilling BQ or 36.5mm diameter core, were required for holes in excess of 120m.

          All holes were surveyed once complete and acid dip tests were carried out every 30m. For BQ holes in excess of 120m, strike and dip measurements were taken with a Pajari type instrument.

          The core was logged for RQD and rate of fracturing measurements were taken on the mineral-bearing zones and their immediate strata. Drill core was preserved as reference on an approximate pattern of 100m by 50m.

          The feasibility study provides for the continuation of these past definition drilling practices.

4.2.3     DEVELOPMENT

          Future mining at the Langlois mine is planned in three areas that are individually provided with ramp access. These three areas are not, however, interconnected by ramp but are essentially separate for mobile equipment planning purposes. Each of these areas is accessed by main levels from the shaft. The three areas are:

               o    Levels 4, 5, and 6 including mining of Zone 4 and upper Zone
                    3.
               o    Level 9 including mining of lower Zone 3 and upper Zone 97.
               o    Level 13 including mining of lower Zone 97.

          Refer to Figures 4-4, 4-10, 4-12, 4-13.

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                     Figure 4-4 - Ore Zones and Main Levels


                                    [PICTURE]


          4.2.3.1 ZONE 4

          Zone 4, is currently accessed by a 3.2m high x 3.7m wide 15% gradient access ramp in waste. Crosscuts from the ramp to the ore zone average 20m in length. Existing lower level drifts in ore are sized at 4.0m high by ore width (2.2m minimum). Existing higher-level ore drifts are dimensioned smaller at 2.7m high by ore width because they were driven as part of a captive mining plan, which has since been abandoned in favour of ramp access.

          The ramp access will be advanced to service the planned stoping levels, and future ore drifts will be driven at 3.2m high by ore width with a minimum width of 2.2m. Levels include access to the waste fill raise since cemented rock fill is planned in this zone. Planned development equipment includes a single boom drill jumbo and a 3.5yd scooptram. The layout of a typical access ramp sublevel is shown in Figure 4-5.

           Figure 4-5 - Typical Access Ramp and Sublevel Layout of Zone 4


                                    [PICTURE]


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          4.2.3.2 ZONE 3

          The access concept for Zone 3 is similar to Zone 4. A ramp in waste provides access to the sublevels. Refer to Figure 4-6. Ore drifts will be driven by similar equipment, silled out to ore width at 3.2m high. The minimum mining (stoping) width in Zone 3 is 3.0m. The retreating mining sequence does not require a waste drive parallel to the ore zone.



                      Figure 4-6 - Typical Level in Zone 3


                                    [PICTURE]


          4.2.3.3 ZONE 97

          An existing drift on level 9 currently accesses Zone 97. This drift has nominal dimensions of 2.9m high x 2.9m wide and will be slashed out to 3.5m high x 3.7m wide to accommodate 20 tonne haulage trucks. A second ore haulage drift will be driven on level 13 from the shaft area to the ore zone. A third drift will be driven to Zone 97 on level
          6. This drift will provide access for backfill distribution, assist with ventilation, and provide a drilling platform for exploration and definition drilling.

          Within the overall Zone 97 mining area, six 14% gradient ramps will provide access to six mining domains. Refer to Figures 4-7 and 4-13. The ramps will be driven 3.5m high by 3.7m wide. This will provide 1.5m of width clearance for a 20 tonne truck. Safety bays are planned, and the resulting configuration is in compliance with the "Regulation respecting Occupational Health and Safety in Mines", (Quebec), Regulations 43 and 44. The ramps are located approximately 40m away from the ore zone for long term stability.

          In the ore, sublevels at a vertical spacing of 11m (floor to floor) will be accessed from the ramp by cross cuts. Each cross cut includes a remuck bay suitable for loading trucks. The retreat mining sequence does not require a waste drive parallel to the ore zone.

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            Figure 4-7 - Zone 97 Sublevel Access to One Mining Domain


                                    [PICTURE]


4.2.4     SLOT RAISE

          The stope slot opening methods that are planned for the Langlois mine are based on proven methods, and they are described below for each ore zone.

          4.2.4.1 ZONE 4 SLOT RAISES

          The main method of opening stope slots in Zone 4 will be to blast against 15m long styrofoam columns placed into the cemented waste rockfill of the previously mined stope. Refer to Figure 4-8. This is a method that has been used successfully in the past at the Langlois mine in areas of retreating stope sequence. The styrofoam blocks are anchored in place on cables prior to backfilling with cemented rock fill. After backfilling, the production long hole drill is used to drill two reamed holes in ore immediately in front of the styrofoam column. These holes are blasted against the soft styrofoam to open the slot.

          This method cannot be used for the primary opening on a sublevel. In these cases a conventional raise or drop raise will be used.

                    Figure 4-8 - Zone 4 Styrofoam Column Slot


                                    [PICTURE]


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          4.2.4.2 ZONE 3 SLOT RAISES

          The main method of opening stope slots in Zone 3 will be to blast into 20m or 30m long raises reamed in the paste backfill of the previously mined stope. Refer to Figure 4-9. This method has been used successfully in the past at the Langlois mine in areas of retreating stope sequence. Once backfilling is completed, the production ITH drill places a 114mm (4 1/2") diameter hole through the backfill to the sublevel below. A simple 762mm (30") diameter reaming head is attached and pulled back up in a manner similar to a raise boring operation. The production long hole drill is then used to drill two 114mm (4 1/2") diameter holes in ore immediately in front of the small raise in the backfill. These holes are blasted into the raise to open the slot

          This method cannot be used for the primary opening on a sublevel. In these cases a conventional raise or drop raise will be used.

               Figure 4-9 - Zone 3 Reamed Raise in Paste Backfill


                                    [PICTURE]


          4.2.4.3 ZONE 97 SLOT RAISES

          All of the initial stope slots on Zone 97 sublevels will be opened by using 1.8m x 1.8m drop raises. These raises will be very short, averaging 8m in length. They will be drilled with 54mm (2 1/8") holes by the production drills. Zone 97 employs a benching method that opens 45 to 50m long stopes prior to backfilling.

          If a sublevel is more than 70m in strike length (from its center cross cut to its extremity), it will be divided into two retreating stopes. The slot raise for the first stope will be a drop raise positioned at the extremity of the sublevel. After backfilling the first stope, the second stope will be re-slotted by blasting against the paste backfill using styrofoam slots (similar to Zone 4 practice previously described).

4.2.5     PRODUCTION DRILLING

          Drill patterns in Zones 3 and 4 are based on previous experience. Zone 97 will employ a similar type of pattern. Although it is recognized that drill spacing is best maintained greater than burden,

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          compromises have been made to accommodate variable, narrow ore widths.
          In the three hole patterns, the centre hole is shifted towards the free face to reduce the effective burden. The planned drilling patterns are described for each ore zone in the following paragraphs. Drill patterns are included in Appendix M - Blasting Sketch.

          4.2.5.1 ZONE 4 PRODUCTION DRILLING

          In Zone 4, tire-mounted, top hammer pneumatic long hole drills (existing equipment) will drill 54mm (2 1/8") diameter holes approximately 15m in length. The burden is fixed at 1.2m and the nominal spacing of 1.0m varies according to the width of the ore. There are three holes on each ring of drilling. The drilling factor averages about 6.0 tonnes (diluted) per metre of drilling.

          4.2.5.2 ZONE 3 PRODUCTION DRILLING

          In Zone 3, crawler-mounted, ITH drills will drill 114mm (4 1/2") diameter holes of approximately 30m in length. The burden and spacing are variable according to the width of the ore. The burden ranges from 1.4m to a 2.1m maximum and the spacing is a nominal 1.0m. In areas of wider ore, 4 holes are placed on each drill line. The centre holes are shifted by 30% of the burden, towards the free face. Casings of 75mm (3") diameter are inserted in all the holes to prevent hole blockages and to reduce stope wall blast damage. The drilling factor averages about 9.5 tonnes (diluted) per metre of drilling.

          4.2.5.3 ZONE 97 PRODUCTION DRILLING

          In Zone 97, tire mounted, top hammer pneumatic long hole drills will drill 54mm (2 1/8") diameter holes of approximately 8m in length. The burden is fixed at 1.2m and the nominal spacing of 0.7m varies according to the width of the ore. There are three or more holes on each line of drilling, depending on the ore width. The centre holes are shifted by 20% of the burden, towards the free face. The drilling factor averages about 5.0 tonnes (diluted) per metre of drilling.

          Standard practice in the past has been to survey all drill hole breakthrough points and assess the deviation against established criteria. Any holes with excessive deviation were re-drilled before the production drill left the area. This practice will be continued.

4.2.6     BLASTING

          The blasting practices described below are largely based on the practices developed at the Langlois mine while it was in production.

          Anfo has been the most commonly used blasting agent in the past and this is also planned for future blasting. Cartridges of emulsion will be used when wet conditions are encountered, or when it is necessary to pre-load rings in the "next" blast. Anfo will be pneumatically loaded into the 54mm (2 1/8") diameter holes and gravity loaded into the 75mm (3") casings in the 114mm (4 1/2") diameter holes. Design powder factors vary depending on the ore width, but when loading with anfo, the powder factor will be in the range of 0.4 to 0.5 kg per tonne. Low-density anfo will be used at times in the outside holes to reduce blast damage.

          All holes will be double primed to reduce the risk of blast failure in this narrow blasting situation, with normally only three holes per row. Two non-electric detonators with suitable primers are planned in each hole. Tie in of holes will use detonating cord, initiated by electric caps.

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          When blasting 54mm (2 1/8") diameter holes in Zone 4, 4 rows will be blasted at one time, while 10 rows in Zone 97 will form one blast. These blasts in Zone 97 will have adequate relief considering the short 8m holes with free faces above and below (drifts) in addition to stope void.

          In Zone 97 the stopes will be approximately 45 to 50m long, and the blasting will be done in stages of 10 rows as noted above. Blast simulations have been performed to estimate the throw distance of the muckpile. The simulations indicate that normal remote mucking techniques will recover the blasted ore. This is not expected to be an operational concern. However, if there are excessive mucking distances, teleremote mucking can be applied. It is being used successfully at other mines to improve productivity and safety. Results of the blast simulation are included in Appendix L - Blasting Simulation

          During past operations, the Langlois engineering department developed standards for blast hole loading. The blasters were trained to follow these standards, and copies were available at the blast site. Blasting instructions were issued for each blast, providing detailed instructions and referring to the standards. These practices will be continued to support future blasting operations. Typical examples of these hole-loading standards are included in Appendix M - Blasting Sketch.

4.2.7     PRODUCTION MUCKING

          All production mucking will be performed by 3.5 and 4.0 yd scooptrams equipped with remote controls. Retreat mining is planned in all areas so each stope will be mucked from one draw point oriented along strike. The scooptram operator will use remote control mucking when the bucket of the scooptram passes the brow of the draw point. To provide protection for the operator in these situations, a remote operator bay, or an elevated concrete stand will be provided.

          In Zones 3 and 4, mucking will be to an ore pass with a grizzly. The estimated average one way mucking distances are 170m in Zone 3 and 90m in Zone 4. The upper portion of Zone 3 Inf. East and Inf. Centre will be trucked to 8 Level.

          In Zone 97, mucking will be to a remuck bay located in the central crosscut from the access ramp. The average one way mucking distance from drawpoint to the remuck is estimated at 100m. The production scooptram will load trucks with ore at the remuck bay. The extra time required for truck loading has been accounted for in the planned mucking productivity.

4.2.8     BACKFILLING

          Three types of backfill are planned for the Langlois mine. Paste backfill, which will contribute 83% of the total backfill, has been well proven at the Langlois mine during past operations. Cemented rock-fill (5% of total) will be used in Zone 4 because paste backfill cannot be delivered by gravity flow to this zone, and a pump installation cannot be economically justified in this case. Finally, un-cemented waste rock fill (12% of total) will be use in conjunction with paste backfill for fence construction and for creating a suitable mucking floor on top of the paste fill. Stopes mined early in the schedule are filled with waste in Zone 97.

          Paste backfill will be delivered underground through two existing operational lines connecting the surface backfill plant with underground levels. The placement rate of the paste is approximately 70 tonnes/hr. See Figure 4-10 for the paste backfill distribution network.

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               Figure 4-10 - Paste Backfill Distribution Network.


                                    [PICTURE]


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          All of Zone 3 can be serviced by gravity flow, however a backfill pump is required for paste delivery to Zone 97. This pump will be installed on level 6, in the Zone 97 access drift. The backfill will be distributed horizontally in a 203mm pipe on level 6, and then vertically through drill holes to Zone 97. The Langlois mine engineering department has previously prepared a separate report on this subject. See Appendix N - Paste Fill Report.

          Figure 4-11 schematically illustrates the planned placement of paste backfill in Zone 3 and Zone 97.



                     Figure 4-11 - Paste Backfill Placement


                                    [PICTURE]


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          Table 4-3 provides information on the paste backfill logistics for
          Zone 3 and Zone 97.

                      Table 4-3 - Paste Backfill Logistics

          ----------------------------------------------------------------------------------------------
                                           ZONE 3                                       ZONE 97
          ----------------------------------------------------------------------------------------------
          Pipe distribution                150mm pipe in drift                          Same
          ----------------------------------------------------------------------------------------------
          Fence                            250t of waste placed by scooptram from the upper
                                           drift and covered with a 75mm thick shotcrete layer.
          ----------------------------------------------------------------------------------------------
          Floor                            A minimum of 600mm layer of rock-fill to allow
                                           scooptram travelling on paste backfill. The waste is
                                           placed by scooptram.
          ----------------------------------------------------------------------------------------------
          Cement content
                  Plug                     6.5% cement                                  N/a
                  Residual                 3.0% cement                                  3.0% cement
                  Average                  4.3% cement                                  3.0% cement
          ----------------------------------------------------------------------------------------------
          Placement rate:
          (for same tonnage stope)
          ----------------------------------------------------------------------------------------------
          Fence and curing                 5 days                                       5 days
          ----------------------------------------------------------------------------------------------
          Plug (with curing)               5 days                                       Not required.
          ----------------------------------------------------------------------------------------------
          Residual (with curing)           7 days                                       8 days
          ----------------------------------------------------------------------------------------------
          Total                            17 days                                      13 days
          ----------------------------------------------------------------------------------------------

          ----------------------------------------------------------------------------------------------
          On a 5 day schedule              4 weeks                                      3 weeks
          ----------------------------------------------------------------------------------------------

          Cemented rock fill is planned for Zone 4. An existing surface stockpile of previously hoisted mine development waste will be used to supply the underground requirements. The waste stockpile is very close to the backfill delivery raise, and waste will be trucked and dumped as required. Underground, the waste rock will be transported by 3.5 yd scooptram to the stope.

          Cement slurry batches of 3.0 cubic metres will be prepared on surface using the existing paste backfill plant facilities. The cement slurry will be pumped a short distance on surface through a new delivery system, to a drill hole. The drill hole will deliver the slurry to an underground slurry plant consisting mainly of an agitated holding tank and a sump for flush/washdown water. A piping system will deliver the slurry to the stope being filled. Every time a bucket of waste is dumped into the stope, a metered amount of cement slurry will also be sprayed into the stope. Other mines, such as Barrick's Holt McDermott, have been very successful with this placement method. Five percent cement by weight is planned to achieve the necessary backfill strength.

          Un-cemented waste rock fill generated by development will be used underground as much as possible to avoid the cost of hoisting and future disposal. This practice also serves to reduce the required quantity of higher cost paste backfill. The use of un-cemented waste fill is constrained by two factors. Firstly, this fill has no strength and can only be used in certain parts of the stope. Secondly, in some mining domains there is little extra time available in the stope cycle to wait for waste rock filling that is often slower than paste filling.

          Waste can easily be mucked from the development face to a remuck bay near the stope to be filled by truck and/or scooptram and then it can be placed by scooptram into the stope. Allowances have been made in the estimated equipment operating hours for this function.

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4.3       STOPE SEQUENCING

          Historically at the Langlois mine production planning has been done on the basis of "domains", and this same approach has been used in the feasibility study.

          Development and production tonnes are planned and reported on the basis of domains. Each domain is an area, or sub-block of the mine, encompassing many individual stopes and the corresponding portion of the minable reserves. Refer to Figure 4-12.

          Within each domain the individual stopes are mined in an overhand retreating sequence, retreating from the domain extremities towards the access point, and advancing up-dip, working on top of backfill, not under it. In general, no pillars are planned along strike between stopes, as each successive stope is mined up against the backfill of the previously mined stope. This method of sequencing has been extensively and successfully used at the Langlois mine in the past. Retreat sequencing allows development in waste to be minimized, and avoids the problem of mining the pillars created by stope and pillar type sequencing.

          Some sill pillars are planned between domains as retreat mining progresses. They are located at levels 9, 10, and 13 as shown in Figure 4-13. These pillars are the necessary result of opening up multiple, independent mining domains to support the planned production rate. These sill pillars have been accounted for in the reserving process by the application of a reduced mining recovery.

          The timing of the mining of any individual stope depends on the mining activities in the stopes above, beside and below it. Individual stopes are not independent, but rather, dependent on the completion of mining in the neighbouring stopes. Thus, the stope mining cycle (days to mine and fill) becomes a key factor in how fast stopes can be mined when they are inter-related in a retreating sequence.

          Typical stope cycle for Zone 3 or Zone 4:

                Production drilling             :12 working days
                Blasting and mucking            :13 working days
                Backfilling                     :17 working days
                Rehabilitation                  :20 working days
                ------------------------------------------------
                Total cycle time                :62 working days

          Each year has 250 working days. In these domains, with an access located centrally to the domain, a maximum of 12 stopes per year can be mined with three sublevels developed in advance. This is possible because there can be overlaps in stope cycles for stopes not immediately adjacent to each other. Figure 4-14 shows the sequencing to achieve the maximum of 12 stopes per year in one domain with central access.

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                                    [PICTURE]


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                                    [PICTURE]


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        Figure 4-14 - Maximum Annual Stope Sequencing in Zone 3 or Zone 4


                                    [PICTURE]


          Generally, in Zone 97, 8 to 10 stopes per year (maximum 12) were scheduled in each domain. This is possible assuming that development and production drilling are carried out in advance. An allowance has been kept in the schedule in case re-slotting a stope is required for ground considerations.

          Typical stope cycle for Zone 97 (Typical Size = 5,000t):

                Blasting and mucking            :15 days
                Back fill                       :15 days
                Rehabilitation                  : 8 days
                ----------------------------------------
                Total cycle time                :38 days

          The rehabilitation time has been reduced as it is anticipated that there will be less damage to the stope walls and backs due to the reduced stope height.

          Figure 4-15 shows the sequencing to achieve the maximum of 12 stopes per year in one Zone 97 domain with central access.


            Figure 4-15 - Maximum Annual Stope Sequencing in Zone 97


                                    [PICTURE]


4.4       Production Rate

          Three mining alternatives were studied at the prefeasibility stage, including two different production rates. All three alternatives were based on operating the mine five days per week, with two 8-hour shifts per day. The alternatives were:

               o    (1) 450,000 tonnes/year using Dec. 31/01 reserves
               o    (2) 600,000 tonnes/year using Dec. 31/01 reserves

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               o    (3) 450,000 tonnes/year using the higher grade portion of
                    the reserves

          Pre-feasibility level cash flow models were prepared for these Alternatives. The 450,000 tonnes/year high-grade alternative (3) was selected. In economic terms, Alternative (3) was slightly better than Alternative (2).

          Other factors that favoured the selection of Alternative (3) were:

               o The high-grade mining plan does not isolate the lower grade reserves, which are currently excluded from the mining schedule. They can be brought into production if metals prices increase sufficiently.
               o    Alternative (3) has lower risk capital than Alternative (2).
               o The certainty of achieving planned production would be much less if planning for 600,000 tonnes/year. A higher production rate is more difficult to manage, particularly with small stopes cycling quickly.

          The selection of the 5-2 operating schedule was based partly on previous Langlois mine operating experience and on other factors:

               o When operating with three 8-hour shifts per day in the past, significant delays were encountered waiting for blasting gases to clear.
               o When working three 8-hour shifts per day, it is not possible to have all men below collar for the full 8-hour shift, due to shift change information exchange and multiple cage runs.

               o Shift-to-shift communications are far more effective without a third crew.
               o More hours worked per week can only be achieved by adding a third crew. This means three relatively smaller crews, and supervision costs increase.
               o An analysis of more work hours per week theoretically does allow an increase in equipment utilisation and possible reductions in fleet size. At the Langlois mine there are essentially three captive areas with three relatively small fleets. Only very modest reductions are possible in the equipment fleets.
               o Past experience was that development crews did not benefit from 10-hour shifts.

          The selected production rate of 450,000 tonnes per year is achieved by the sum of the contributions from each mining domain. In this feasibility study mining plan, the production scheduled from any one domain depends on the following factors:

               o    The maximum possible rate of cycling stopes as described in section 4.3 "Stope Sequencing".
               o The timing of the start of domain production depends on when sufficient pre-development is completed to sustain production.
               o The grade of the mineral reserves in the domain. Reserves in the lower grade domains (such as Zone 3 Inferior West, and Zone 3 Inferior East Extension) are only partially extracted at a lower mining rate in order to achieve the higher overall grade of alternative
                    (3). Refer to Figure 4-13.

          The detailed production schedule, broken down by domain and by year, with all metal grades, is included in Appendix O - Long Term.

          The mining plan to support 450,000 tonnes/year of higher-grade reserves has been prepared with input from the mining engineers and mine operators experienced in managing the past production at the Langlois mine. SRK has audited the mining plan during its development, and it is SRK's opinion the plan has been prepared on an achievable basis. The Langlois mine has detailed historical mining records available that have been used to advantage during this process.

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          Table 4-4 shows how the feasibility study compares to the historical achievements at the Langlois mine.

                              Table 4-4 - Production Statistics

HISTORICAL DATA
Year                   Working   Production    Development      Total    Grade      Total
                       Days          Tonnes         Tonnes     Tonnes     % Zn     Tonnes
                                                                                  Per Day
1996                   304          423,826        113,408      537,234   6.77      1,767
1997                   140*         167,387         93,681      261,068   6.36      1,865
1998                   250          385,241         29,501      414,741   6.53      1,659
1999                   257          331,684         70,540      402,224   7.51      1,565
2000                   212*         261,152         43,517      304,669   7.92      1,437
Total                  1,163      1,569,290        350,647    1,919,937   7.00      1,651

Average per Year       233          313,858         70,129      383,987

FEASIBILITY STUDY
Year 2                 -                  -         73,879       73,879   11.29         -
Year 3                 250          288,321         92,724      381,045   10.51     1,524
Year 4                 250          376,963         73,037      450,000   10.78     1,800
Year 5                 250          359,719         90,281      450,000   10.93     1,800
Year 6                 250          340,976        109,024      450,000   10.97     1,800
Year 7                 250          341,174        108,826      450,000   10.96     1,800
Year 8                 250          341,041        108,959      450,000   10.73     1,800
Year 9                 250          401,245         48,755      450,000   10.51     1,800
Year 10                104          167,727            110      167,837   10.59     1,614
Total                  1,854      2,617,165        705,595    3,322,760   10.78     1,792

 Average per Year       (9 years)    290,796         78,400      369,196
-------------------------------------------------------------------------------------------
   * Shutdown part of year

          The planned average zinc head grade of 10.78% is significantly higher than the head grades achieved during the last four years of production ranging from 6.4 to 7.9%. The planned zinc grade is higher because:
               o Zone 97 high grade tonnes will become part of the production stream for the first time.
               o The feasibility plan incorporates a higher cut-off grade than past mining.
               o The feasibility plan includes mining of the higher grade shaft pillar which was previously considered sterilized. This report describes the rock mechanics work done to support this decision. Refer to section 4.1.5

          The mining plan incorporates the following improvements to ensure reliability of production:
               o Zone 97 will be brought into production providing higher grade ore as well as additional work places. Refer to Table 4-3.
               o Zone 97 will use truck haulage to avoid past problems with ore pass wear and failure.
               o In Zone 3 and Zone 4, alternate back up ore passes are provided. Critical sections of ore passes will be steel lined.
               o A new steel lined storage bin is provided to overcome the previous difficulties at the level 10 to level 11 ore pass and feeder.
               o    Improvements are planned to the mine maintenance program.
               o Zone 97 employs a reduced stoping height to control dilution and avoid the associated delays.

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          These improvements are detailed in other sections of this report.

                        Table 4-5 - Tonnes Mined By Zone

--------------------------------------------------------------------------------
DEVELOPMENT & PRODUCTION TONNES
--------------------------------------------------------------------------------
                Category          Tonnes      Zn %     Cu %    Ag g/t    Au g/t
Zone 3          Development       51,868      9.31     0.46     37.89      0.05
                Production       946,298      9.05     0.48     37.04      0.06
SUBTOTAL                         998,166      9.06     0.48     37.08      0.06

Zone 4          Development       19,503     11.58     0.53     51.37      0.14
                Production       185,828     11.58     0.53     51.37      0.14
SUBTOTAL                         205,331     11.58     0.53     51.37      0.14

Zone 97         Development      634,223     11.56     1.01     59.40      0.09
                Production     1,485,040     11.49     1.03     59.24      0.09
SUBTOTAL                       2,119,263     11.51     1.02     59.29      0.09

All Zones       Development      705,595     11.40     0.96     57.60      0.09
                Production     2,617,165     10.61     0.80     50.65      0.08
--------------------------------------------------------------------------------
TOTAL                          3,322,760     10.78     0.83     52.13      0.08

--------------------------------------------------------------------------------

4.5       MOBILE EQUIPMENT

          Breakwater personnel have visited other operating mines in Quebec, Ontario and Manitoba in order to assess the possible improvements to the Langlois mine maintenance program with regards to mobile equipment. The findings of the visits can be found in Appendix P - Maintenance Program and Mine Visit Summary

          Several improvements are planned for the Langlois mine underground mobile equipment fleet to increase mechanical availability and reduce equipment operating costs. Improvements include:
               o Refurbishing of the existing mobile equipment prior to going back into service.
               o Several new units will be purchased to meet mine plan requirements.
               o Many improvements are planned to the mobile maintenance program.
               o Two graders will be purchased, and a small crusher for road material.
               o A new underground garage on level 13 and improvements to the existing level 9 garage.

          Table 4-6 provides a list of the existing underground mobile fleet and shows the allowances for refurbishing this equipment, which is currently parked in or near the existing garage on level 9. The equipment was properly prepared for long term storage at the time of mine shutdown in December 2000. One of the production scooptrams is scheduled for early replacement and is therefore not being refurbished.

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

                        Table 4-6 - Existing Underground Mobile Equipment

----------------------------------------------------------------------------------------------------
                                                                        Refurbishing          Total
                                                             Existing      Allowance   Refurbishing
Equipment                    Description                      Units     Per Unit ($)   Allowance ($)
----------------------------------------------------------------------------------------------------
Underground Truck            13 tonne                           1            100,000        100,000
Development Jumbo            Single boom, electric/hydraulic    2             75,000        150,000
Scissor Lift                 Dux                                3             50,000        150,000
Production Scoop*            4.0 cuyd capacity                  4             75,000        225,000
Production Scoop             3.5 cuyd capacity                  1             75,000         75,000
Development Scoop            3.0 cuyd capacity                  4             75,000        300,000
Services Scoop               2.0 cuyd capacity                  5             50,000        250,000
ITH Drill, Crawler           CMS, 114mm, diesel                 1             75,000         75,000
ITH Drill, Rubber Tire       McClean, 114mm, electric           2             75,000        150,000
Pneumatic Top Hammer Drill   BCI, 54mm                          2             50,000        100,000
Service Vehicle              2-Tractor, 2-Forklift              4             25,000        100,000
----------------------------------------------------------------------------------------------------
TOTAL                                                          29                         1,675,000
----------------------------------------------------------------------------------------------------
  * Only three units will be refurbished


          To meet the requirements of the mine plan, several new units are required, and these purchases are shown in Table 4-7. Mostly new units will be purchased; with the only exceptions being rebuilt units for the service scooptrams and the two graders. Two graders are required because of the captive areas in the mine.

          The equipment purchases are planned to meet the maximum requirements in the mine plan. Approximately half of the maximum fleet will be new equipment. Most of the mobile equipment purchases will be made in the pre-production period (prior to Year 3).

                        Table 4-7 - New Underground Mobile Equipment Purchases

----------------------------------------------------------------------------------------------------
Equipment                        Description                     Existing        New        Maximum
                                                                  Units    Equipment        Planned
                                                                           Purchases          Fleet
----------------------------------------------------------------------------------------------------
Underground Truck                13 tonne                           1              -              1
Underground Truck                20 tonne                           -              4              4
Development Jumbo                Single boom, electric/hydraulic    2              2              4
Scissor Lift                     Dux                                3              5              8
Production Scoop*                4.0 cuyd capacity                  4              3              5
Production Scoop                 3.5 cuyd capacity                  1              -              1
Development Scoop                3.0 cuyd capacity                  4              -              4
Services Scoop                   2.0 cuyd capacity                  5              3              8
ITH Drill, Crawler               CMS, 114mm, diesel                 1              -              1
ITH Drill, Rubber Tire           McClean, 114mm, electric           2              -              2
Pneumatic Top Hammer Drill       BCI, 54mm                          2              3              5
Road Grader                                                         -              2              2
Service Vehicle                  2-Tractor, 2-Forklift              4              6             10
----------------------------------------------------------------------------------------------------
TOTAL                                                              29             28             55
----------------------------------------------------------------------------------------------------
* 2 Scoops to be retired

          Planned improvements to the Langlois mine mobile maintenance program include the following:

               o Underground garages: A new bay will be added to the level 9 shop and a new maintenance facility will be constructed on level 13. Wash bays will be constructed for both shops.
               o There will be underground warehousing of high turnover items near the two main shops, including access to parts manuals.

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               o    A full time maintenance planner will be hired in addition to the clerk used in the past. The planner will order parts and organize deliveries underground. PM kits will be used.
               o    Of the maintenance workforce, 6 must be Class 1 mechanics.
                    If they cannot be hired, a maintenance contractor will be used. In the past there were as few as 2 Class 1 mechanics.
               o A maintenance computer program will be purchased to manage work orders and the PM program. Compliance to the scheduled PM's will be tracked. Equipment cost per hour will be tracked.
               o    An oil analysis program will be initiated.
               o Training services will be purchased with new equipment units.

4.6       PLANNED PRODUCTIVITIES

          The mining productivities used in the feasibility study are shown in Table 4-8. They are based on scheduled shift durations of 8-hours.

                    Table 4-8 - Planned Mining Productivities

                -------------------------------------------------------------------------------------
                Item                              Description                         Productivity
                -------------------------------------------------------------------------------------
                Trackless Development Advance     Ore & Waste Drifts & Ramps          0.92m/manshift


                Production Drilling               54mm diameter                       65m/manshift
                (Excludes Moves)                  114mm diameter                      50m/manshift

                Blasting                          54mm & 114mm diameter               350t/manshift

                Production Mucking                (3.5 & 4.0 cuyd)
                                                  Tramming to Remuck (Zone 3)         330t/manshift
                                                  Loading Trucks (Zone 97)            343t/manshift

                Trucking - Ore & Waste            20t truck (Zone 97 Ore & Waste)     293t/manshift

                Paste Backfilling                 -                                   70t/hr

                Note: 8 hr manshifts
                -------------------------------------------------------------------------------------

          It is difficult to directly compare each of these productivities to historical performances since they were not all rigorously tracked. More effort was historically placed on tracking unit costs. Some of the planned productivities are based on estimates of past performance at the Langlois mine, while others have been calculated starting from basics (cycle times and payloads, etc.). The productivities are individually described below.

          Trackless drifting performance has been tracked, and the actual results for 1999 and 2000 are 0.84 and 1.04m/ms respectively. The planned drifting productivity of 0.92m/ms falls well in line with past achievements and is also reasonable by industry standards.

          The drilling productivities shown include time spent moving, which is allowed for in the study. Estimates of past drilling productivities provided verbally by mine operators are as follows:

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               o    For 114mm diameter drilling, 45 to 60m/ms
               o    For 54mm diameter drilling, approximately 80m/ms

          The blasting productivity has not been examined in detail, however the figure used in the feasibility study is appropriate for the conditions based on experience at other mines. Also, it is relatively easy to pro-rate the size of blasting crews required in the future based on the number of blasters used in the past.

          Production mucking has been considered for two conditions. Firstly, for Zone 3 mucking from the draw point to a remuck bay or ore pass, and secondly for Zone 97 mucking from the drawpoint to a remuck and/or truck. In the second case the scooptram must load the truck with about 4 buckets of ore (3 from the remuck), before returning to the draw point.

          The scooptram mucking productivities have been checked from first principles, including travel distances, average speeds, and remote control bucket filling. The historical productivity for 3.5 and 4.0yd scooptrams is approximately 300t/ms.

          Trucks of 20t capacity have not been used at the Langlois mine in the past, therefore the trucking productivity has been estimated from first principles. Productivities were developed individually for all domains and varies from 600 to 200t/ms based on the average haulage distance from the shaft to the production area that year. See Appendix Q - Trucks.

          The paste backfilling rate is the historical rate.

4.7       VENTILATION

          The Langlois mine ventilation system will be upgraded from its current 220,000cfm to 360,000cfm to provide for activities in Zone 97 and to provide additional fresh air for the increase in the diesel equipment fleet planned. The peak year for ventilation requirements is Year 6 when the maximum amount of diesel equipment will be in use.

          The total quantity of ventilation required for Year 6 was determined from the estimated diesel equipment list for each domain. Each diesel unit has a certificate issued by CANMET specifying the required ventilation volume for the unit. For each mining domain the total ventilation required is determined by the maximum number of diesel units working in the domain, but it is not a straightforward sum (it is less). For several diesel units operating in one ventilation circuit, the total air requirement must be determined by following Quebec mining regulations. (Regulation 102 (2)(a) of Regulation respecting occupational health and safety in mines, September 12,
          2000)

          For Year 6, this process was used for each active domain, and the total was just over 300,000cfm. This amount was then increased to provide ventilation for other parts of the mine with no diesel equipment operating, and to allow for some contingency. The design fresh airflow was estimated at 360,000cfm.

          The future ventilation network was modelled using Eolaval software. See Appendix R -EOLAVAL. Figure 4-16 shows the ventilation network and the design air flows on the main levels, ramps and in the ventilation raises. The following description highlights the features of the future ventilation system, and the elements of work required to achieve it.

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4.7.1     ZONE 97 VENTILATION

          A new 3.66m diameter fresh air raise is required for Zone 97 from surface to level 9. It must also be extended from level 9 to level 13. Domain 14a will be provided with a 1.83m diameter bored raise from 13 level to 15 level.

          On the new 3.66m raise, two surface mounted Joy 84-30-1180 fans in series operating at 8.3 inches water gauge will deliver 220,000cfm. A building at the raise collar will house the fans and a propane heating system. See Appendix S - Zone 97 Intake Arrangement.

          Exhaust air from Zone 97 will travel through levels 6, 9, and 13 and through the existing 1.83m diameter raise bore hole from surface to level 9 in Zone 97. A surface mounted fan on this raise will exhaust 70,000cfm. This smaller bored raise will eventually be extended from level 9 to level 13.

          At present, Zone 97 is ventilated by level 9 fresh air that is exhausted to surface through the existing 1.83m raisebore hole. This system can supply 60,000 cfm to support the initial development work and it does not have to be interrupted during construction of the permanent ventilation network.

4.7.2     ZONE 3 VENTILATION

          There are no significant changes planned for Zone 3 ventilation.

4.7.3     ZONE 4 VENTILATION

          In Zone 4, exhaust air will travel to surface through the existing backfill raise. This will be a dual-purpose raise, allowing waste backfill to be sent underground at shift change. While the lower section of the raise stores waste backfill, ventilation will be maintained through upper level break throughs to the raise.

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                   Figure 4-16 - Ventilation Network - Year 6


                                    [PICTURE]


4.8       ORE AND WASTE HANDLING SYSTEMS

4.8.1     ORE AND WASTE HANDLING SYSTEM SELECTION

          Three ore handling systems were evaluated for Zone 97 to determine which would be the most appropriate.

          The first option was to excavate conventionally supported disposable ore passes, each with an expected life of approximately 100,000t. A new disposable ore pass would be excavated just prior to the existing ore pass becoming unusable.

          The second option was to install long-lasting support in each ore pass at an estimated cost of $8,500/m.

          The third option was to use trucks to haul the ore and waste from remucks to the ore handling system at the shaft.

          The long-lasting support option was not chosen, as it required the highest capital cost and was not entirely risk free. The other two options were both comparable in the cost analysis, however the truck option was found to be more efficient and more certain and was thus chosen. The

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          disposable ore pass option requires an extra raise development crew that could slow down other activities. As well, lost production, dilution and re-handling cannot be avoided and therefore the approach is less certain.

4.8.2     TRUCK SELECTION

          Several sizes of truck were evaluated for Zone 97 muck handling systems. The truck size analysis considered the total system costs including capital, truck operating cost, drift excavation and ventilation costs. The 20 tonne trucks were found to be the most efficient and economic. The cost of over-size excavations required by larger trucks is greater than the cost savings associated with better performance. Zone 97 is divided into two main sectors: the 9 level access and the 13 level access. These sectors will need at least two trucks each in order to have a versatile and operational fleet (maintenance and mechanical downtime). See Appendix Q - Trucks.

4.8.3     EXCAVATION REQUIREMENT

          The excavation requirement for the 20 tonne capacity truck is 3.5m high x 3.7m wide, which is similar to the historic ramp size of 3.2m high x 3.7m wide. Refer to Figure 4-17.

                        Figure 4-17 - Drift Cross Section


                                    [PICTURE]


          The 9 level access drift, which is currently 2.9m high x 2.9m wide, will have to be slashed in order to accommodate the trucks. A total of 1,140m of drift will be slashed. Refer to Figure 4-18.

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             Figure 4-18 - Slashing of Access Drift 9 Level, Zone 97


                                    [PICTURE]


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4.8.4     TRUCK PERFORMANCE

          The trucks will be used on level 9 and level 13 to haul ore and waste from Zone 97 sub levels to the ore/waste passes located near the shaft. Refer to Figure 4-19. Haulage profiles were detailed for several stages of mine life. The cycle time ranged from 11 to 27 minutes per trip with a maximum speed of 17km/h in the haulage drift and 10km/h in the ramp. Trucks will be loaded by 3.5 or 4.0 yd capacity scooptrams and they will dump on a grizzly at the main ore pass.


                 Figure 4-19 - Typical Stope Mucking Arrangement


                                    [PICTURE]


4.8.5     ORE PASSES

          During 2000, a new ore handling system was commissioned on level 11 which included a 570 raise from 11 level to 10 level. The ore pass handled ore from level 9 and above. A rockbreaker/grizzly is situated on 10 level and there is a vibrating pan feeder situated on 11 level which feeds a conveyor, that transfers the ore to the shaft and a new loading pocket.

          The ore pass could handle waste, however, the zinc ore tended to arch at the outlet of the raise and failed to slide on the footwall of the raise, thus creating blockages. In order to prevent the blockages, the raise would be left empty. This resulted in rapid deterioration of the Fondag lining system in the raise. The Fondag further affected zinc recovery in the mill.

          Based on an investigation detailed in an external report prepared by Jenike Johanson (project report 9098-2) concerning the flow characteristics of the ore at the Langlois mine, a new ore pass system will have to be developed.

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          The findings of the report indicated that no acceptable modification to the existing ore pass system can be made as the slope angle of the current ore pass is too shallow (57 degrees and 62 degrees). According to the Jenike report, the new ore pass system has to be vertical or at a very steep angle and should have a minimal internal diameter of 2.7m for flow-through purposes. It was also recommended that the new ore pass system be lined.

          McIntosh Redpath Engineering Limited was commissioned to evaluate different lining options for the ore pass system. This study reviewed alternate types of liner and their related installations, comparative capital costs, durability, ground support and ongoing maintenance issues. The new ore pass system will be lined with a mild steel long-lasting liner that will be equipped with control chains to control the flow.

          The main ore pass connecting the loading system (11 level) and the rock breaker (10 level) will have an internal diameter of 4.27m and a storage capacity of 2,000 tonnes. This vertical silo has been estimated to cost $1,500,000. The remainder of the ore pass system from 10 level to 8 level will be a lined vertical raise with an internal diameter of 2.7m. The total cost for the ore pass between each level (approx. 60m) is estimated to be $884,000. This type of steel lined vertical ore pass is expected to have very low maintenance requirements. The construction of the ore pass system between 11 level and 8 level will take 6 months to complete. After an optimization was completed, the option to extend the orepass from 8 level to 6 level was replaced by trucking the ore instead. See Appendix T - McIntosh/Redpath Engineering Report Concerning Langlois Mine Conceptual Ore/Waste Pass Lining Options Review.

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              Figure 4-20 - Actual and Future Ore and Waste Passes


                                    [PICTURE]


4.8.6     MATERIAL SIZING

          Three material sizing systems will be in operation. The current system on level 10 will handle all of the production from Zones 3 and 4, in addition to production from Zone 97 above 9 level, for a total of 2.1 million tonnes of ore. The system includes a Teledyne 710 rock breaker and a grizzly with 300mm openings. The system is fed by the main ore pass above level 10 and delivers ore to the level 11 conveyor/loading pocket.

          The 13 level will handle a total of 1.2 million tonnes of ore from Zone 97 below 9 level. The ore will be dumped in a short ore pass, which feeds a 125-Hp jaw crusher located on level 14. The ore will be crushed to minus 150mm and then passed through a raise to the loading pocket at 16 level.

          An additional system will be made on the 5th level for Zone 3 and 4 material above 6th level. This system will consist of a grizzly with 300mm openings as well as a rockbreaker. Due to the small tonnage involved (up to 260t/d), this installation is not as critical as the others.

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4.8.7     HOISTING

          Ore is skipped to surface by the production hoist from levels 11 and 16 and will also be skipped from level 5. Two loading pockets are already in place and operational. An additional pocket, similar to the 11th level facility will be installed on 5 level however it will not include a transfer conveyor. The maximum continuous skipping rate is 3,500 tonnes per day. The hoist is equipped with two seven tonne capacity skips and is exclusively reserved for ore and waste handling purposes. Men and materials are transported by the service hoist.

          The conversion of the existing ore pass from 11th to 10th level to a vertical silo having a storage capacity of 2,000 tonnes will permit a steady feed at the loading pocket. It is estimated that the ore storage capacity for the 11th level system will be 3,000 tonnes (new ore bin plus the raises) and 1,000 tonnes for the 16th level.

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5.0       MINERAL PROCESSING

5.1       PROCESSING

          The Langlois mill processes approximately 2,100 tonnes per day, 4 days per week with one day per week left for maintenance. The nominal capacity of the mill is 2,500 tonnes per day. Zinc and copper concentrates are produced by selective flotation, with some gold and silver recovered in the copper concentrate.

                           Table 5-1 - Ore Composition

                 --------------------------------------------
                  Specific gravity of ore                3.6
                  Specific gravity of zinc concentrate   4.0
                  Specific gravity of copper concentrate 4.4
                  Specific gravity of tailing            3.4
                 --------------------------------------------


                           Figure 5-1 - Mill Flowsheet


                                    [PICTURE]


5.1.1     PRIMARY CRUSHING

          There will be three underground facilities for primary crushing. On 14 level the ore is crushed to minus 165mm (6.5") in a 940mm x 1245mm (37"x 49") jaw crusher. On 5 and 10 level, ore will be sized to 300mm (12") with a grizzly/rockbreaker. The ore is then skipped to surface where it is stored in two fine ore storage bins that have capacities of 600 and 2,400 tonnes.

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5.1.2     GRINDING

          Four vibrating feeders control the feed to the grinding circuit at 90 tonnes/hour. The grinding circuit consists of a 6.1m (20-ft) diameter x 3.4m (11-ft) long semi autogenous grinding ("SAG") mill in open circuit and a 4.0m (13-ft) x 6.1m (20-ft) long ball mill in closed circuit with five cyclones (380mm diameter). There is also a 3.1m (10-ft) diameter x 3.2m (10.5-ft) copper regrind mill however it is currently not in use as it doesn't provide any metallurgical advantage. Tests will be carried out in the future to see if the regrind mill can be used in the zinc flotation circuit. The regrind mill is in closed circuit with four cyclones (150mm diameter).

                        Table 5-2 - Grinding Circuit Data

-------------------------------------------------------------------------------------------
                                                   SAG Mill      Ball Mill      Cu Regrind
-------------------------------------------------------------------------------------------
Avg. Slurry Density            % Solids                 80              72
Diameter                       Mm                  Ball of    Slug of 50.8    Ball of 12.7
                                                    101.6
Consumption                    Kg/t                  0.11             1.60
Mill Work index of ore         KWh/t                  9.3             11.8            11.8
Mill speed                     Rpm                   9.41            16.03           12.84
Mill speed                     % of critical        54.92            76.90           54.55
Mill lining                    Material            Rubber           Rubber          Rubber
Mill motor                     Hp                   1,500            2,500             800
-------------------------------------------------------------------------------------------

          The grinding fineness is approximately 88 % -200 mesh and the circulating load is 200 %. SO2 is added as a depressing agent for sphalerite and pyrite. The grinding circuit overflow is conditioned by agitation with SO2, Aerophine 3418-A and Aerofloat 208, as collecting agents.

             Table 5-3 - Screen Analysis Weight Distribution Summary

------------------------------------------------------------------------------------------------------
                                                             Mesh
                --------------------------------------------------------------------------------------
                    65             100      150      170      200       250     325       400     500
Cyclone Feed      68.9            64.4     57.9     53.4     48.4      42.8    30.1      25.8    24.9
Cyclone O/F       99.9            99.4     96.3     93.4     90.1      86.4    76.4      70.5    69.0
Zn conc.         100.0           100.0     99.7     98.7     96.7      92.8    80.0      73.0    61.7
Cu conc.         100.0            99.9     99.7     99.5     99.0      97.9    90.6      83.9    73.8
Tailing           99.4            97.4     93.4     90.2     87.2      84.3    73.2      67.1    54.8
------------------------------------------------------------------------------------------------------

5.1.3     FLOTATION

          The grinding circuit overflow feeds the copper flotation circuit, which contains a conditioner and conventional rougher, scavenger and cleaner stages using Outokumpu cells. At each stage, water, air, 3418-A, 208 (to recover silver and gold) and MIBC frother are added.

          The tail of the scavenging and secondary scavenging stages constitutes the feed to the zinc flotation circuit. The re-cleaner concentrate is sent to the copper thickener (4.0m, 13-ft diameter).

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
                      Table 5-4 - Copper Flotation Reagents

----------------------------------------------------------------------------------------------
Reagents        Conditioner    Rougher      Scavenger     Cleaner      Re-cleaner   Thickener
----------------------------------------------------------------------------------------------
SO2               400 g/t                                 100 g/t
208                            6.7 g/t       3.8 g/t       1 g/t
3418-A                        13.2 g/t       8.8 g/t
MIBC                           8 g/t         1.3 g/t      1.2 g/t       0.5 g/t
PH                              7.0                                                   10.5
% solids                         41                         6             18
----------------------------------------------------------------------------------------------

          Pulp sent to the zinc flotation circuit is conditioned in two tanks with copper sulphate to reactivate sphalerite in the first tank and with 507-B in the second tank as a collector. Lime is added to the discharge of the second tank in order to increase pH and depress pyrite. The circuit includes rougher, scavenger and cleaner stages.
          MIBC is added as a frother. The tail from the primary and secondary scavengers constitutes the final mill tailings, and the concentrate from the third cleaning is sent to the zinc thickener (10.1m, 33-ft diameter).

                              Table 5-5 - Zinc Flotation Reagents

--------------------------------------------------------------------------------------------------------------------
Reagents        Conditioner   Conditioner   Rougher   Scavenger    Cleaner    2nd Cleaner   Re-cleaner    Thickener
                     1             2
--------------------------------------------------------------------------------------------------------------------
CuSO4           1100 g/t
507-b                            54 g/t                8.8 g/t     1.2 g/t
MIBC                                         4 g/t      1.1        0.7 g/t      0.7 g/t      0.5 g/t
Lime                                       1990 g/t
PH                                           9.9        9.9          10.3        10.3         10.3          10.5
% solids                                      33                      12                       20
--------------------------------------------------------------------------------------------------------------------

5.1.4     DE-WATERING

          Underflows from the zinc and copper thickeners are pumped separately from the mill building to the filtration and loading stations and stored in tanks (Copper - 110 tonnes = 42 days capacity and Zinc - 375 tonnes = 21 hour capacity). A storage building is connected to the building for the storage of final concentrates (6,000 tonne capacity). The storage building is located beside the railway to facilitate concentrate loading, and can also be used for trucks if required. Filtration is done by an Eimco filter press to obtain concentrates with 7.0% moisture.

5.1.5     TAILINGS DISPOSAL

          Approximately 50% of the tailings are used in the paste backfill and the remaining tailings are sent to the 1.88 km2 tailings pond, located 3 km from the mine site. The tailings are discharged under water to prevent acid generation.

          Most of the tailings pond overflow is recycled as process water, with a portion of tailings pond overflow released to the Wedding River after being treated with caustic lime to neutralize pH levels.

          The pond has approximately 3,750m of dams, which have a maximum height of 12m, and it is accessed by a 1.2km road. The dams are composed of a mix of gravel and till with a geotextile membrane to ensure its impermeability.

          The tailings line is 250mm in diameter and the recycled water line is 280mm in diameter. The lines average 5.5km in length. The pumping of fresh and recycled water to the mill is ensured by

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          two 300HP pumping stations. The first one is located at the edge of the Wedding River near the discharge of the pond. The second station is located near the principal dam (extreme west) of the tailings pond.

          Figure 5-2 presents the tailings deposition plan for the life of the mine. The total remaining volume available for tailings disposal is 1,867,864 m(3) at a density of 1.3 t/m(3), which equates to 2,428,000 tonnes available without raising the dam heights.

               o    Tonnes available in tailings pond         - 2,428,000t
               o    Tonnes in the feasibility study           - 2,139,000t
               o    Tons available at the end of mine life    - 289,000t

          This tonnage represents the minimum amount available. Past practice has shown that after adjustments following bathymetry, more tonnage (available space) remains than calculated. Only minor amounts of work such as maintenance and inspections are necessary for the life of the project.

5.1.6     PASTE BACKFILL PLANT

          The paste backfill plant uses a backfill preparation process that involves thickening and filtering of mill tailings which are mixed with cement and water to make a paste that is sent underground by gravity. The capacity of the paste backfill plant is 70 tonnes per hour using one disc filter. The paste backfill circuit operates on a batch of 3.5t due to being limited by the milling rate, which is maintained between 90 and 95 t/h. A second filter is maintained on standby.

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                      Figure 5-2 - Tailings Deposition Plan


                                    [PICTURE]


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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

5.2       METALLURGICAL RESULTS

5.2.1     HISTORICAL METALLURGICAL RESULTS

          The Langlois mill has historically produced a zinc concentrate in the range of 52.0 to 52.9% (during four previous years) from head grades ranging from 6.4 - 7.9% zinc. The grade of the copper concentrate has been in the range of 21.3 - 24.0%. Recovery of zinc has been in the range of 92.6 to 93.6% and copper recovery has been in the range of
          69.9 - 75.1%.

          Table 5-6 lists the operating parameters from 1997 - 2000 along with the metallurgical results.

            Table 5-6 - Metallurgy-Historical Production 1997 - 2000

-----------------------------------------------------------------------------------------
                           1997              1998              1999                 2000
-----------------------------------------------------------------------------------------
PRODUCTION
Tonnes Milled           261,068           414,742           402,224              310,466
HEAD GRADE
Zn (%)                     6.36              6.53              7.51                 7.92
Cu (%)                     0.36              0.33              0.36                 0.36
Au (g/t)                   0.14              0.14              0.16                 0.19
Ag (g/t)                  29.08             26.74             28.78                31.44
RECOVERIES
Zn (%)                     92.6              93.3              93.6                 92.8
Cu (%)                     75.1              73.6              69.9                 70.6
Au (%)                     37.3              39.8              31.7                 32.1
Ag (%)                     43.7              35.4              30.1                 30.9
CONC. GRADE
Zn (%)                     52.7              52.9              52.0                 52.7
Cu (%)                     21.3              24.0              21.6                 22.3
IMPURITIES
Fe (%) in conc. Zn         10.9              10.6              10.3                 10.0
Pb (%) in conc. Cu          5.7               5.4               3.4                  3.5
Zn (%) in conc. Cu         7.57              7.24              7.02                 6.99
TONNES CONC.
Zn (t)                   29,181            47,770            54,397               43,287
Cu (t)                    3,322             4,198             4,739                3,589
TONNES METAL
Zn (t)                   15,382            25,281            28,280               22,792
Cu (T)                      709             1,009             1,023                  800
Au (0z)                     515               736               674                  613
Ag (Oz)                  90,914           126,224           112,063               96,976
-----------------------------------------------------------------------------------------

          The zinc recovery in 2000 was affected by contamination from the early deterioration of a new shotcrete lining system in the underground ore passes. A new ore pass was put into operation towards the end of June 2000. The shotcrete (Fondag) lining deteriorated and became mixed into the ore, adversely affecting zinc recovery during the summer of 2000. Usually, zinc recovery maintains a constant winter/summer cycle with recovery at its highest during the summer months. This was not the case during the summer of 2000.

          The Fondag shotcrete contains high levels of calcium and aluminium. This contamination resulted in a lack of selectivity in the zinc flotation circuit and compromises were carried out to maintain the best relationship between the recovery and the grade of concentrate.

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5.3       OPERATING PLAN

          The operating plan for the feasibility study includes metallurgical values which are believed to be achievable. Recoveries of copper, gold and silver are based on projected head grades applied against formulas determined by graphs for each metal following historic head grades. From year 4 onwards, the copper recovery has been significantly increased, as it is believed that with higher copper head grades, the circuit will work more efficiently.

          The zinc head grade does not seem to affect the zinc recovery. The mill water temperature is a more influential factor for determining zinc recovery. Recoveries improve in the summer when the water is warmer.

          The zinc recovery has been gradually increased over the years in the operating plan. This is justified, as there are plans to recover heat and to use this to control the water temperature during the winter months and to advance certain research tasks as of the first year of operation. A study has been initiated to find an economical system to heat the water required by the operation.

          Additionally, feeding the mill on a regular basis, with no interruptions will be very beneficial to advancing metallurgical work and optimising the circuit. Work is also planned on improving the start-up procedure for the mill in order to decrease the time necessary to stabilize the circuits.

          Table 5-7 details the operating plan for the feasibility study.

                                             Table 5-7 - Metallurgy - Operating Plan

--------------------------------------------------------------------------------------------------------------------------
                       YEAR 2     YEAR 3    YEAR 4    YEAR 5    YEAR 6    YEAR 7    YEAR 8   YEAR 9   YEAR 10       TOTAL
--------------------------------------------------------------------------------------------------------------------------
PRODUCTION
Tonnes Milled          73,878    381,045   450,000   450,000   450,000   450,000   450,000  450,000   167,837   3,322,760
HEAD GRADE
Zn (%)                  11.29      10.51     10.78     10.93     10.97     10.96     10.73    10.51     10.59       10.78
Cu (%)                   0.63       0.63      0.69      0.73      0.87      0.97      0.96     0.89      0.92        0.82
Au (g/t)                 0.09       0.08      0.08      0.08      0.09      0.09      0.09     0.08      0.08        0.09
Ag (g/t)                54.35      50.10     51.66     52.54     53.79     53.89     52.16    50.22     51.77       52.13
RECOVERIES
Zn (%)                  93.89      93.76     93.81     93.64     93.53     93.54     93.68    93.57     93.56       93.65
Cu (%)                  77.46      76.56     78.99     80.48     83.79     85.48     84.98    84.81     85.27       82.33
Au (%)                  29.22      30.00     29.22     29.22     28.44     28.44     29.22    28.44     28.44       28.95
Ag (%)                  33.87      33.92     35.11     36.50     36.42     36.32     36.03    35.89     35.89       35.75
CONC. GRADE
Zn (%)                  52.80      52.80     53.75     54.25     55.00     55.50     56.00    56.00     56.00       54.82
Cu (%)                  22.00      22.00     22.50     23.00     24.00     24.50     25.00    25.50     25.50       23.87
IMPURITIES
Fe (%) in conc. Zn       10.0       10.0       9.5       9.3       9.0       8.7       8.4      8.2       8.2        9.04
Pb (%) in conc. Cu        3.0        3.0       3.0       3.0       3.0       3.0       3.0      3.0       3.0         3.0
Zn (%) in conc. Cu        7.0        7.0       7.0       7.0       7.0       7.0       7.0      7.0       7.0         7.0
TONNES CONC.
Zn (t)                 14,832     71,115    84,665    84,897    83,947    82,124    80,774   79,025    29,695     612,075
Cu (t)                  1,639      8,354    10,901    11,495    13,668    15,229    14,685   13,320     5,163      94,454
CONTAINED METAL
Zn (t)                  7,831     37,549    45,507    46,057    46,171    46,134    45,233   44,254    16,649     335,366
Cu (t)                    361      1,838     2,453     2,644     3,280     3,731     3,671    3,397     1,317      22,691
Au (oz)                    62        294       338       338       370       370       381      329       123       2,606
Ag (oz)                43,724    208,177   262,424   277,456   283,442   283,192   271,893  260,775   100,363   1,991,345
--------------------------------------------------------------------------------------------------------------------------

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

                         Table 5-8 - Metallurgy Summary

   -------------------------------------------------------------------------
                                                 Assays
   -------------------------------------------------------------------------
                           Zn %         Cu %       Au g/t          Ag g/t
   -------------------------------------------------------------------------
   Heads                   10.78        0.82        0.09            52.13
     Zn concentrate        54.82        0.42        0.46            76.0
     Cu concentrate          7.0        24.0        0.86             659
   Tails                    0.62       0.086        0.025             12
   -------------------------------------------------------------------------
                                                 Distribution
   -------------------------------------------------------------------------
                           Zn %         Cu %       Au g/t          Ag g/t
   -------------------------------------------------------------------------
   Heads                    100         100         100             100
     Zn concentrate        93.65        9.43        39.8            41.5
     Cu concentrate         1.84       82.33        29.0            35.8
   Tails                    4.51        8.24        31.2            22.7
   -------------------------------------------------------------------------

5.3.1     ZONE 97 TESTWORK

          Laboratory testwork on mineralized material from Zone 97 has been completed. Several tonnes of Zone 97 material were mixed with Zone 3 and 4 material with good metallurgical results. The circuit operated well with the help of some minor adjustments.

          An independent laboratory analysis was made. A microsounder was used for determining sphalerite particles in the sample in order to compare it with the historical values from Zones 3 and 4.

          The results are found in Table 5-9.

                         Table 5-9 - Iron in Sphalerite

---------------------------------------------------------------------------------------
 Period        % Fe   % Zn     % S                    Comment
---------------------------------------------------------------------------------------
 Sept 00       6.74   59.31    33.44     Unstable circuit - Fondag
 June 00       6.79   60.62    32.94     Stable Circuit- contain Zone 97 ore
 Jan 99        6.64   59.92    33.20     Unstable circuit- contain some paste backfill
 April 98      6.74   60.47    33.23     typical day
---------------------------------------------------------------------------------------

                       Table 5-10 - Metallurgical Results

                    ---------------------------------------------
                     Period    % Zn in    % Fe in      % Zn Rec.
                               Zn Conc.   Zn Conc.
                    ---------------------------------------------
                     Sept 00     50.8       11.05        92.0
                     June 00     55.3        8.03        95.2
                     Jan 99      51.0        10.8        91.4
                     April 98    52.5        10.1        93.3
                    ---------------------------------------------

          The iron in sphalerite is similar in both cases. The tests which were carried out in the Langlois mine mineralogy laboratory were designed to check compatibility of the existing circuit by using the standard test (even conditioning, even pH, even calculation of proportioning, even time of

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          flotation, etc). The results did not show anything in particular other than a need for some operating adjustments to the copper circuit due to the expected higher grades

5.4       FUTURE METALLURGICAL PROJECTS

          As part of the ongoing metallurgical work at the Langlois mine, the following studies and projects have been or will be initiated.

5.4.1     OPTIMIZATION AND MAINTENANCE OF CONTINUOUS ANALYSER (BOXRAY)

          The continuous analyser is a principal tool in the mill. It is necessary to increase the precision and reliability of the unit in order to use to its full capacity.

          It will be necessary to do a thorough maintenance of the analyser unit prior to start-up of operations in order to be able to establish proper calibration curves for regular sampling. The estimated cost for this work is approximately $20,000.

5.4.2     METALLURGICAL STUDY OF ZONE 97

          Two studies are planned with the following objectives:

               o To determine the metallurgical performance possible for Zone 97 material and to identify the reagents which will be most adequate in order to better optimize the flotation circuit.
               o To perform an external study by an independent laboratory (Lakefield) during the shutdown period in order to be well prepared for the re-opening of mill.

5.4.3     SODA ASH (NA2CO3) STUDY

          The objective of this study is to develop means of preventing calcium, magnesium, and/or aluminium from binding to the surface of sphalerite, to make it possible to control the circuits when there is paste backfill present in the mill feed. Potential benefits include reduced zinc losses and increased quality of the zinc concentrate.

          Some work has already been done on this project. Work remaining on the project is the determination of how to measure the soda ash and how to control the addition without the addition becoming a controller of pH.

5.4.4     WATER HEATING SYSTEM

          A database has been assembled and it is clear that water temperature has an impact on the zinc recovery. Work is underway to find an economic method to control the water temperature used in the flotation circuit and maintain a temperature of 20 degrees C or more. Achieving such will prevent loss in recovery of approximately 2-3% for 6 months of the year.

5.4.5     OTHERS

         Other    projects that are planned include:
               o    Test collectors and foaming agents.
               o Campaigns on the zinc circuit to determine whether a regrind mill is required.
               o    Staff training (at all levels).

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6.0       ENVIRONMENTAL CONSIDERATIONS

6.1       LICENCES AND CERTIFICATES OF AUTHORIZATION

          The Langlois operation is covered under various environmental permits which are all in good standing. No new permits will be required in order to resume operations. The mine has been in compliance with the existing regulations.

          The following is a list of the licenses and certificates of authorization. The actual licenses can be found in Appendix U - Licences and Certificates of Authorization.

               o    Exploitation miniere du projet Grevet (cession) - 19 juin
                    2000
               o Construction et exploitation du parc a residus Projet Grevet (cession) - 16 juin 2000
               o Modification - Systeme de traitement de l'effluent - 24 fevrier 2000
               o Modification - Evacuation du parc a residus, frequences des peches scientifiques et comite de liaison - 23 decembre 1998
               o    Fosse de drainage - 22 decembre 1998
               o Modification - Maintien d'un effluent au parc (hiver 97-98) 22 decembre 1997
               o Modification - Amenagement d'un nouveau entrepot de dechets dangereux - 13 aout 1997
               o    Traitement des eaux usees - 16 juillet 1997
               o    Modification - Redemarrage de la Mine Langlois - 23 juin
                    1997
               o    Modification - Maintien d'un effluent au parc (hiver 96-97)
                    - 24 mars 1997
               o    Alimentation eau potable - 5 juin 1996
               o    Exploitation d'une sabliere - 20 decembre 1995
               o    Entreposage dechets dangereux - 13 septembre 1995
               o Modification - Construction et exploitation du parc a residus Projet Grevet - 12 juillet 1995
               o    Construction et exploitation du parc a residus - 19 mai 1995
               o Approbation MRN - Emplacement destinee a recevoir les residus miniers - 28 fevrier 1995
               o    Exploitation miniere - 8 fevrier 1995
               o Construction de la ligne de transport d'energie a 120 kV - 12 decembre 1994
               o    Exploitation miniere Grevet - 18 novembre 1994
               o    Modification - Programme souterrain d'exploration - 25 mai
                    1994
               o    Modification - Entreposage des huiles usees - 13 decembre
                    1993
               o Decapage de mort terrain et amenagement d'une halde de mort-terrain - 10 decembre 1993
               o Entreposage d'huiles usees - 28 juillet 1993 Puits d'eau potable - 19 avril 1993
               o Systeme de traitement des eaux usees domestiques du bureau temporaire - 25 fevrier 1993
               o    Traitement des eaux usees domestiques - 30 novembre 1992
               o    Programme souterrain d'exploration - 10 novembre 1992
               o    The Langlois mine environmental policy.

          Langlois mine received its ISO 14001 environmental accreditation in December 1998 but has since allowed it to lapse. This program included detailed procedures and action plans designed to

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          protect and improve the environment at the mine. This accreditation was a corporate accreditation of Cambior, so the Langlois mine is no longer accredited. However the system and standards are maintained in place.

6.2       WASTE MANAGEMENT

6.2.1     WASTE ROCK

          There are two surface dumps for the storage of waste rock. One dump is for the storage of non-acid generating rock and the other is for material with a low potential for acid generation.

          At the end of the life of the mine, the majority of the non-acid generating waste will be disposed of underground and the acid-generating waste will be placed under 1m of water in the tailings pond to avoid acid generation.

6.2.2     TAILINGS

          As discussed in section 5.1.5, all of the tailings not used to make paste backfill will be placed in the tailings pond. The pond has the capacity to store all of the tonnes produced in the feasibility study. At the end of mine life, there will be approximately 289,000t of tailings volume available. The tailings dams will not require raising for the tonnes mined in the feasibility study.

6.2.3     DOMESTIC/INDUSTRIAL WASTE

          All domestic waste is sent to the municipal dump and the other industrial waste is sent to the following facilities:

               o    Scrap metals: Legault Metal
               o    Paper/cardboard: Service Sani-Tri
               o    Copper/brass/lead batteries/aerosols/roll-off/etc: Recyclex
               o    Used oil: Greenhouses of Guyenne
               o    Old grease: Heist

6.3       WATER MANAGEMENT

          Run-off water from the ore stockpile is collected underground by a borehole in the bottom of the dump. This water is combined with the tailings and deposited in the tailings pond. The water is then recycled back to the mill for use as process water.

          Discharge water is treated with lime in the pumpbox in the mill to maintain a pH of approximately 7.5 to 8 to prevent metals from dissolving. In addition, there is a caustic soda system which is installed on the tailings pipeline which can also adjust the pH if required. It has been installed as a precaution.

          Water samples are taken on a regular basis. In Appendix V - Sampling Stations, there is a plan of the sampling stations as well as the sampling schedule.

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6.3.1     TAILINGS POND WATER DISCHARGE

          Following a modification of the Exploitation Certificate issued by the Ministry of the Environment on December 23, 1998, the discharge from the tailings pond is allowed according to the following flows, namely:

               o    Jan. - Mar.       100 m(3)/h
               o    Apr               245 m(3)/h
               o    May, Jun.         300 m(3)/h
               o    Jul. - Dec.       245 m(3)/h

          After the closure of the tailings pond, the surplus water will discharge through the emergency discharge and an alternate discharge point will be built on the south-eastern side of the pond.


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7.0       MANPOWER

          Table 7-1 shows the projected mine site manpower requirements for the Langlois mine by year for the life of the project. The approximate average manning level for year 2000 is shown for comparison.

          In January 2000 the actual work force was 125 employees plus 19 contractors for a mine site total of 144. As no capital expenditure was approved during the first quarter of 2000, a portion of the work force was temporarily laid off. Manpower was increased during the year. In September 2000 the actual manning level was 157 employees and 39 contractors for a total of 196. Plans called for a continued increase to the end of the year to reach a total of 248. This level was not achieved because mine operations were suspended in December 2000. Table 7-1 shows a rough average for the partial year of production in 2000.

          The manpower estimates for future operations are based on the feasibility mine plan at a higher production rate than was achieved in 2000. For mine production activities such as mucking and trucking, manpower estimates were generated from the equipment calculations that determined the required fleet sizes and number of operating units. For mine service functions, manpower estimates were based on past experience adjusted to reflect changes in the feasibility mine plan.

          The Langlois mine workforce will include some contractors to handle peak demands and to perform certain functions described in section
          7.1.2. In the mine, these are typically areas requiring specialized skills and/or very expensive equipment that are only needed for periodic project work.

          Most mine personnel are scheduled to work five days per week, with weekends off. They will work two 8-hour shifts per day. The mill will operate four days per week, utilizing two 12-hours shifts per day until the production rate reaches 400,000 tonnes per year. For the higher production rates they will operate five days per week on three 8-hour shifts per day.

                      Table 7-1 - Total Mine Site Manpower

------------------------------------------------------------------------------------------------------------------
                        2000    Year    Year     Year     Year    Year     Year    Year     Year    Year     Year
                                  1       2        3        4       4        6       7        8       9       10
------------------------------------------------------------------------------------------------------------------
 Administration            3       2       2        3        3       3        3       3        3       3        3
 Purchasing                4       1       2        4        4       4        4       4        4       4        4
 Human Resources           2       1       2        2        2       2        2       2        2       2        2
 Safety                    2       1       3        4        4       4        4       4        4       4        4
 Engineering              11       5       7       11       11      11       11      10       10      10       10
 Geology                   6       3       4        6        6       6        6       6        6       6        6
 Maintenance              23      13      22       33       35      35       35      35       35      35       35
 Electrical                6       3       6        7        7       7        7       7        7       7        7
 Mine                     75      11      50       85       87      87       82      76       76      76       76
 Mill & Assay Lab.        23       4      21       25       30      30       30      29       29      29       29
 Contractors              39      21      16       19       17      12       10       8        8       8        8
------------------------------------------------------------------------------------------------------------------
 Total                   194      65     135      199      206     201      194     184      184     184      184
------------------------------------------------------------------------------------------------------------------

          Before the Langlois mine can resume full production, approximately 1.5 years of construction and development work is required. This work is detailed in Section 8.0. Hiring to build up the work force will take place over a period of time beginning in Year 1 and extending into early Year 3.

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          Previously, most of the workforce lived in the nearby town of
          Lebel-sur-Quevillon. Breakwater will provide transportation from the town to the mine site.

          The underground employees, the mill employees and the maintenance employees unionized themselves as part of the United Steel Workers of America in August 1999. Negotiations between the company and the union started in December 1999.

          A conciliator was appointed to assist with negotiations in October 2000, however the first collective agreement has not yet been finalized.

7.1       UNDERGROUND

          Mine department personnel are shown in the following tables for mining personnel, contractors, and mine maintenance personnel. Mill maintenance personnel are included with the mill in section 7.2. Note that engineering and geology are reported under 7.3 "Administration and Technical Services."

7.1.1     MINING PERSONNEL

          The planned manpower for the mine is shown in Table 7-2, compared to the average for 2000.

                      Table 7-2 - Mine Department Personnel

---------------------------------------------------------------------------------------------------------------------------------
Area               Description         2000  Year 1  Year 2   Year 3  Year 4   Year 5   Year 6  Year 7   Year 8   Year 9  Year10
---------------------------------------------------------------------------------------------------------------------------------
Production         Long hole-114mm        4       0       0        2       2        2        2       2        2        2       2
                   Long hole-54mm         2       0       0        4       4        4        4       5        5        5       5
                   Blasting               2       0       0        4       4        4        4       4        4        4       4
                   Mucking               12       0       4       10      12       12       13      13       13       13      13
                   Fill                   4       0       0        4       4        4        4       4        4        4       4
Development        Jumbo                  8       0      24       24      24       24       18      12       12       12      12
                   Jack leg crew         10       0       0        0       0        0        0       0        0        0       0
Services           Supervision            9       4       6       11      11       11       11      10       10       10      10
                   Services               1       0       1        3       3        3        3       3        3        3       3
                   Hoist man              4       2       4        4       4        4        4       4        4        4       4
                   Cage/Skip Tender       6       4       3        6       6        6        6       6        6        6       6
                   Shaft / Deck           2       1       2        2       2        2        2       2        2        2       2
                   Crusher Operator       2       0       2        3       3        3        3       3        3        3       3
                   Construction           2       0       2        2       2        2        2       2        2        2       2
                   Rehabilitation         7       0       2        6       6        6        6       6        6        6       6
Total                                    75      11      50       85      87       87       82      76       76       76      76
---------------------------------------------------------------------------------------------------------------------------------

          The mucking category in Table 7-2 includes scoop operators and truck operators. There will be two backfill operators on each shift working on backfill piping, fill fences, and monitoring filling. There will be four development jumbos operating two shifts per day, with three man crews, for a total of 24 development miners. The supervision category includes a superintendent, a captain, eight foremen, and one spare foreman, for a total of 11. Services personnel will be engaged moving supplies into the mine.

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7.1.2     MINING CONTRACTORS

          The planned requirements for contractors are shown in Table 7-3, compared to the average for 2000.

          Contractors will be used to handle the peak in construction activity at the beginning of the mine plan, to provide security services, and to perform the following specialized functions:

               o    Installing steel linings in ore passes
               o    Driving a track drift on level 6 to Zone 97
               o    Raise boring large and medium diameter raises
               o    Diamond drilling to meet definition drilling needs

                        Table 7-3 - Contractor Personnel

---------------------------------------------------------------------------------------------------------------------------
                              2000     Year 1   Year 2  Year 3   Year 4  Year 5  Year 6   Year 7  Year 8   Year 9  Year 10
---------------------------------------------------------------------------------------------------------------------------
Supervision                      1          1        1       1        2       -       -        -       -        -        -
Drifts                           6          -        6       -        -       -       -        -       -        -        -
Ore pass Construction            -         12        -       -        -       -       -        -       -        -        -
Raisebore                        -          -        -       4        4       -       -        -       -        -        -
Conventional raise               -          -        -       2        -       -       -        -       -        -        -
Alimak raise                     8          -        -       -                -       -        -       -        -        -
Construction                     -          4        3       4        3       4       2        -       -        -        -
D.D.H. drilling                 15          -        2       4        4       4       4        4       4        4        4
Services                         2          -        -       -        -       -       -        -       -        -        -
Mucking                          3          -        -       -        -       -       -        -       -        -        -
Security guards                  4          4        4       4        4       4       4        4       4        4        4
---------------------------------------------------------------------------------------------------------------------------
Total                           39         21       16      19       17      12      10        8       8        8        8
---------------------------------------------------------------------------------------------------------------------------
          Raise bore contractors will be required in Years 3 and 4 to drive the
          3.66m (12 ft.) ventilation raise.

7.1.3     UNDERGROUND MAINTENANCE PERSONNEL

          The mine maintenance department requirements are shown in Tables 7-4 and 7-5, compared to the average for 2000. If there are difficulties in hiring the mechanics on a timely basis, then a maintenance contractor will be used to provide short-term coverage. In the area of underground mobile maintenance, the target for qualifications is for a minimum of six of the mechanics to be qualified to the level of a Class 1 heavy-duty mechanic.

                  Table 7-4 - Maintenance Department Personnel

--------------------------------------------------------------------------------------------------------------------------
                        2000      Year 1   Year 2   Year 3   Year 4   Year 5   Year 6  Year 7   Year 8   Year 9   Year 10
--------------------------------------------------------------------------------------------------------------------------
Superintendent           1          1        1        1        1        1        1       1        1        1        1
Supervision              2          2        2        3        3        3        3       3        3        3        3
Planner + clerk          1          1        2        2        2        2        2       2        2        2        2
Mechanic fixed           5          3        6        7        7        7        7       7        7        7        7
Mechanic mobile         13          5       10       19       21       21       21      21       21       21       21
Dry men                  1          1        1        1        1        1        1       1        1        1        1
--------------------------------------------------------------------------------------------------------------------------
Total                   23         13       22       33       35       35       35      35       35       35       35
--------------------------------------------------------------------------------------------------------------------------

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                   Table 7-5 - Electrical Department Personnel

-----------------------------------------------------------------------------------------------------------------
                  2000    Year 1   Year 2   Year 3  Year 4   Year 5   Year 6   Year 7   Year 8  Year 9   Year 10
-----------------------------------------------------------------------------------------------------------------
Supervision        1        1        1        1       1        1        1        1        1       1        1
Electrician        5        2        5        6       6        6        6        6        6       6        6
-----------------------------------------------------------------------------------------------------------------
Total              6        3        6        7       7        7        7        7        7       7        7
-----------------------------------------------------------------------------------------------------------------

7.2       PROCESSING

          The mill personnel are shown in Tables 7-6, and are compared to the average for 2000. The milling of development ore will begin late in year 2.

                  Table 7-6 - Mill & Assay Laboratory Personnel

--------------------------------------------------------------------------------------------------------------------------
                        2000     Year 1    Year 2  Year 3   Year 4   Year 5    Year 6    Year 7 Year 8   Year 9   Year 10
--------------------------------------------------------------------------------------------------------------------------
Superintendent           1         0         1       1        1        1         1         1      1        1        1
General Foreman          1         0         1       1        1        1         1         1      1        1        1
Metallurgist             2         1         1       2        3        3         3         2      2        2        2
Technician               1         0         1       1        1        1         1         1      1        1        1
Environment              1         1         1       1        1        1         1         1      1        1        1
Electrical               1         1         2       2        2        2         2         2      2        2        2
Maintenance              5         1         4       5        5        5         5         5      5        5        5
Operators                8         0         8       9       13       13        13        13     13       13       13
Assay Lab.               3         0         2       3        3        3         3         3      3        3        3
--------------------------------------------------------------------------------------------------------------------------
Total                   23         4        21      25       30       30        30        29     29       29       29
--------------------------------------------------------------------------------------------------------------------------

7.3       ADMINISTRATION AND TECHNICAL SERVICES

          The administration and technical personnel are shown in Tables 7-7, compared to the average for 2000. Two of the four positions in safety are for certified trainers that will teach underground mining skills.

                Table 7-7 - Administration and Technical Services

---------------------------------------------------------------------------------------------------------------------------
                       2000     Year 1   Year 2   Year 3   Year 4   Year 5   Year 6   Year 7    Year 8   Year 9    Year 10
---------------------------------------------------------------------------------------------------------------------------
Administration          3         2        2        3        3        3        3        3         3        3         3
Purchasing              4         1        2        4        4        4        4        4         4        4         4
Human resources         2         1        2        2        2        2        2        2         2        2         2
Safety                  2         1        3        4        4        4        4        4         4        4         4
Engineering            11         5        7       11       11       11       11       10        10       10        10
Geology                 6         3        4        6        6        6        6        6         6        6         6
---------------------------------------------------------------------------------------------------------------------------
Total                  28        13       20       30       30       30       30       29        29       29        29
---------------------------------------------------------------------------------------------------------------------------

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7.4       ORGANIZATION CHART


                         Figure 7-1 - Organization Chart


                                    [PICTURE]


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7.5       SALARIES, WAGES AND BENEFITS

          The wage scale in effect during the mining in year 2000 is shown in Table 7-8. Salary information is included in Appendix W - Staff Budget Salary.

                  Table 7-8 - Hourly Rate Employees Wage Scale

-------------------------------------------------------------------------------
                        Classification                             Hourly rate
-------------------------------------------------------------------------------
Unskilled labourer                                                   $16.10

Miner helper, Mill operator helper, 3rd class mechanic,
Timber man helper.                                                   $18.95

Heavy machinery operator, 3rd class electrician, Cage tender
                                                                     $20.20
Timber man, 2nd class miner

1st miner, 2nd class mechanic, Mill operator                         $21.30

2nd class electrician, 1st class mechanic, Hoist man                 $22.15

1st class electrician, Mill operator leader                          $22.90
-------------------------------------------------------------------------------

          A provision has been included in the feasibility plan to pay hourly mine employees a production bonus based on productivity, similar to past practices.

          The pay roll burden for social benefits averages 47% of the direct wages and 45% for staff salaries. About half of the pay roll burden is comprised of non-negotiable benefits (CSST, RAMQ, social insurance, Quebec retirement plan, working norms). The other half includes all the group insurance policies, vacation pay, sick leave, floating holidays, stock option plan, pension plan, social club, transportation and meal fees ($50/week- house or apt., $25/week - room housing allowance).

          The decision has been made to use the wage rates and burden levels that were in place for the original (2001) feasibility study. Prior to the operation returning to commercial production, however, the portion of the collective agreement governing two key items (i.e. wages and fringe benefits) must first be finalized and agreed with the USWA. Regional employment market conditions at the time that these negotiations are conducted will partially determine the outcome, but for the purpose of the 2003 feasibility update it is believed to be reasonable that these wage rates and burden levels are realistic and attainable.

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8.0       PROJECT SCHEDULE

8.1       CONSTRUCTION PERIOD

          There are construction projects that must be completed during the pre-production period and during production start-up.

          The major construction projects included in the schedule are:
               o Modifications to the level 10 - 11 ore pass. This will be converted into a 4.27m diameter steel lined bin.
               o Ore pass lining work. A new steel-lined ore pass will be built in Zone 3 up to level 8.
               o    Construction work on ore and waste pass dumping points.

               o Rehabilitation of the existing underground mobile equipment fleet.
               o    Construction of the upgraded ventilation system.
               o Backfill systems including paste backfill pumping and delivery on level 6 and cement slurry delivery to Zone 4.
               o    Development and construction of a new mobile maintenance
                    shop on level 13 and shop improvements on level 9.
               o    Installation of loading and material sizing facilities on
                    level 5.

     The key aspects of the construction schedule for the mine start up activities are:

          o Completion of the new, steel lined ore storage bin between levels 10 and 11. This includes modifications to the ore feeder and conveyor system below the bin on level 11.
          o Steel lining a new ore passe that feeds the new ore bin up to level 8.
          o On level 9, the ore dump and waste dump are set up for rail cars. The dumps must be modified to be suitable for truck dumping. This must be done prior to development work on level 9.
          o The level 13 waste dump must be set up for truck dumping prior to the start of development on level 13.
          o On level 5 the loading facilities must be commissioned prior to resumption of production.
          o    Equipment refurbishing will start early in the schedule (mid-Year
               1) to prepare the development fleet for use beginning early Year
               2. The production equipment must be readied for January 2003. There are 28 units to refurbish and this will take many weeks.
          o Four jumbo crews will begin work in Year 2. Track must be stripped on level 9 ahead of time for jumbo 4. Level 9 drift slashing is followed by Zone 97 development. Jumbo 3 begins the level 13 access drift toward Zone 97 in mid-Year 2.
          o A track drift crew will drive the level 6 access to Zone 97 during Year 2. The Zone 97 paste backfill system requires a pumping station on level 6. This will be installed once level 6 development is complete. Following the pump installation, holes will be drilled from 6 level to Zone 97 below to distribute the paste backfill. This can all be done before backfill is needed in Zone 97.
          o Start dates for stope production were modeled for stope production in some of the ore zones so that the relative timing of development advance and backfill system readiness could be assessed.
          o The Zone 4 cement slurry delivery/distribution system will be installed on an upper level in the zone which is accessed near the end of Zone 4 development. The schedule indicates there is sufficient time to install the system prior to cemented rockfill being needed in Zone 4.
          o The timing of driving the new 3.66m diameter ventilation raise depends on activities on level 9. Only after level 9 slashing is complete will there be access to the pilot hole location on level
               9. This dictates the timing of drilling the pilot hole.

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          o    The second leg of the new ventilation raise from level 9 to 13 can only be driven after level 13 development is completed.
          o A small diameter fresh air raise will be driven from level 11 to 13 at the start of level 13 development. This raise will provide the fresh air to the development face on level 13. It will also serve as a future back up ore pass.
          o The excavation for the new mobile maintenance shop on level 13 will be driven before development is started on the level. Construction work to set up the shop follows after completion of the excavation.
          o Improvements are planned for the existing level 9 mobile maintenance shop. These may be best implemented after the development equipment has been refurbished.

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

8.2       LIFE OF MINE PRODUCTION AND DEVELOPMENT

          Table 8-1 is the life of mine production schedule showing the total ore production which includes development ore and stope production ore. All ore shown in Year 2 is from development in ore. Stope production begins in Year 3.

          Production schedule details are included in Appendix X - Production Schedule Details:
               o    Development ore tonnes by year
               o    Stope production tonnes by year
               o    Ore grade information by domain.

                         Table 8-1 - Production Schedule

---------------------------------------------------------------------------------------------------------------------------------
Zone          Domain         Year 2    Year 3    Year 4     Year 5    Year 6    Year 7    Year 8    Year 9    Year 10      Total
---------------------------------------------------------------------------------------------------------------------------------
Zone 3        Sup. West           -    21,833    21,834     21,834    14,556         -         -         -          -     80,057
              Inf. West           -    37,388    37,388      6,231         -         -         -         -          -     81,007
              Inf. East           -    58,821    58,821     58,821    58,821    58,821    58,821    58,821     14,705    426,449
              Inf. East Ext.      -         -         -          -         -         -    21,945    21,945          -     43,890
              Inf. Centre         -    53,982    54,499     68,411    29,219       792     4,644    64,846     38,501    314,894
              Development    24,295    21,735     1,652        550       771       771     1,102       881        110     51,870
              SUBTOTAL (T)   24,295   193,759   174,194    155,847   103,367    60,384    86,512   146,493     53,316    998,167

Zone 4        Centre              -    43,216    43,216     43,216    30,251    25,929         -         -          -    185,828
              Development    18,115         -       397        397       397       198         -         -          -     19,504
              SUBTOTAL (T)   18,115    43,216    43,613     43,613    30,648    26,127         -         -          -    205,332

Zone 97       9A                  -    37,222    37,222     37,222    37,222         -         -         -          -    148,888
              9B                  -    35,859    35,859     35,859    44,823    44,823    44,823    44,823     17,929    304,798
              10A                 -         -         -          -         -    46,765    46,765    46,765     23,382    163,677
              13A                 -         -    37,633     37,633    37,633    37,633    37,633    37,633     15,053    240,851
              13B                 -         -    50,491     50,491    50,491    50,491    50,491    50,491     20,197    323,143
              14A                 -         -         -          -    37,960    75,920    75,920    75,920     37,960    303,680
              Development    31,469    70,989    70,988     89,334   107,856   107,857   107,857    47,874          -    634,224
              SUBTOTAL (T)   31,469   144,070   232,193    250,539   315,985   363,489   363,489   303,506    114,521  2,119,261

TOTAL         TONNES         73,879   381,045   450,000    450,000   450,000   450,000   450,000   450,000    167,837  3,322,760
Grade         Zinc (%)       11.29%    10.51%    10.78%     10.93%    10.97%    10.96%    10.73%    10.51%     10.59%     10.78%
              Copper (%)      0.63%     0.63%     0.69%      0.73%     0.87%     0.97%     0.96%     0.89%      0.92%      0.82%
              Gold (g/t)       0.09      0.08      0.08       0.08      0.09      0.09      0.09      0.08       0.08       0.09
              Silver (g/t)    54.35     50.10     51.66      52.54     53.79     53.89     52.16     50.22      51.77      52.13
---------------------------------------------------------------------------------------------------------------------------------

          Table 8-2 is the life of mine development schedule showing the total lateral jumbo development requirements including ore and waste advance. Total development is comprised of 52% ore advance and 48% waste advance. Ore and waste development details are included in Appendix X - Production Schedule Details

          Development has been planned on the basis of four crews, each with a set of equipment including an electric-hydraulic jumbo, scooptram, truck and scissor lift. Each crew is capable of an average of 110m advance per month. All four crews are scheduled to begin development work in Year 2. A fifth crew is required during Year 2 to advance the track drift on 6 Level. This drift will be advanced with the existing track equipment

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                        Table 8-2 - Development Schedule


----------------------------------------------------------------------------------------------------------------------------------
Zone          Domain             Year 2   Year 3    Year 4    Year 5    Year 6    Year 7    Year 8     Year 9   Year 10     Total
----------------------------------------------------------------------------------------------------------------------------------
Waste Development (m) - Jumbo
Zone 3        Sup. West              80        -         -         -         -         -         -          -         -        80
              Inf. West               -        -         -         -         -         -         -          -         -         -
              Inf. East             437      255         -         -         -         -         -          -         -       692
              Inf. East Ext.          -        -         -         -         -         -         -          -         -         -
              Inf. Centre           280      167         -         -         -         -         -          -         -       447
              SUBTOTAL (M)          797      422         -         -         -         -         -          -         -     1,219

Zone 4        Centre                817        -         -         -         -         -         -          -         -       817
              SUBTOTAL (M)          817        -         -         -         -         -         -          -         -       817

Zone 97       6 Lvl. Track Dr.    1,283        -         -         -         -         -         -          -         -     1,283
              9A                    306      274       267       224         -         -         -          -         -     1,071
              9B                    390      271       264       264       178       278       347        535         -     2,527
              10A                     -      152       152       152       110       210       190          -         -       966
              13A                   770    1,200       408       451       274       267       336        118         -     3,824
              13B                     -      310       358       267       447       329       453          -         -     2,164
              14A                     -        -       507       507       275       165       110        110         -     1,674
              SUBTOTAL (M)        2,749    2,207     1,956     1,865     1,284     1,249     1,436        763         -    13,509
TOTAL         METRES              4,363    2,629     1,956     1,865     1,284     1,249     1,436        763         -    15,545

Ore Development (m) - Jumbo
Zone 3        Sup. West               -        -         -         -         -         -         -          -         -         -
              Inf. West               -        -         -         -         -         -         -          -         -         -
              Inf. East             467      224         -         -         -         -         -          -         -       691
              Inf. East Ext.          -        -         -         -         -         -         -          -         -         -
              Inf. Centre           137      274         -         -         -         -         -          -         -       411
              SUBTOTAL (M)          604      498         -         -         -         -         -          -         -     1,102
              Tonnes             24,295   21,735     1,652       550       771       771     1,102        881       110    51,870

Zone 4        Centre                450        -         -         -         -         -         -          -         -       450
              SUBTOTAL (M)          450        -         -         -         -         -         -          -         -       450
              Tonnes             18,115        -       397       397       397       198         -          -         -    19,504

Zone 97       9A                    355      355       355       355         -         -         -          -         -     1,420
              9B                    409      409       409       511       511       511       511        204         -     3,475
              10A                     -        -         -         -       464       464       464        232         -     1,624
              13A                     -      492       492       492       492       492       492        197         -     3,149
              13B                     -      468       468       468       468       468       468        187         -     2,995
              14A                     -        -         -       345       690       690       690        345         -     2,760
              SUBTOTAL (M)          764    1,724     1,724     2,171     2,625     2,625     2,625      1,165         -    15,423
              Tonnes             31,469   70,989    70,988    89,334   107,856   107,857   107,857     47,874         -   634,224
Total         Metres              1,818    2,222     1,724     2,171     2,625     2,625     2,625      1,165         -    16,975
Tonnes        Tonnes             73,879   92,724    73,037    90,281   109,024   108,826   108,959     48,755       110   705,595

Total Waste & Ore Metres          6,640    4,851     3,680     4,036     3,909     3,874     4,061      1,928         -    32,520
----------------------------------------------------------------------------------------------------------------------------------
              Note: Ore Development Includes Slot Raises

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9.0       CONCENTRATE SHIPMENT AND MARKETING

9.1       CONCENTRATE SPECIFICATIONS

9.1.1     CONCENTRATE QUALITY

          The zinc concentrate has an average grade of 54.8% Zn and the copper concentrate has an average grade of 24.0% Cu. The zinc concentrate has 9% iron which is penalised (US$2.00 per tonne of zinc concentrate) and the copper concentrate pays a penalty on lead (US$0.36 per tonne of copper concentrate). Moisture content is 7.50% for both the zinc and copper concentrate.

9.2       CONCENTRATE SHIPMENT

          Zinc concentrate would be loaded on CN railcars directly at the mine site and transported to Noranda's CEZ smelter in Valleyfield or to the port of Montreal. The distance to Valleyfield is 850km and the cost is $41.20 per wet tonne.

          Copper concentrate would be sent by rail to Noranda's Horne smelter in Rouyn-Noranda. The distance to the Horne smelter is 300km and the cost is $17.00 per dry tonne.

                      Table 9-1 - Shipping Cost to Smelter
                                    ($000's)

-----------------------------------------------------------------------------------------------------------------
                         Year 2     Year 3  Year 4   Year 5  Year 6   Year 7   Year 8   Year 9  Year 10*   Total
-----------------------------------------------------------------------------------------------------------------
 Zinc Concentrate           672      3,220   3,833    3,844   3,801    3,763    3,657    3,578    1,344   27,712
-----------------------------------------------------------------------------------------------------------------
 Copper Concentrate          28        142     185      195     232      259      250      226       88    1,605
-----------------------------------------------------------------------------------------------------------------
 Total                      700      3,362   4,018    4,039   4,033    4,022    3,907    3,804    1,432   29,317
-----------------------------------------------------------------------------------------------------------------
  * 6 months

9.3       CONCENTRATE TERMS

          Zinc and copper concentrates are sold to Noranda on terms and conditions, which mirror the annual benchmarks in the industry. In addition Noranda is paid a freight capture premium which represents a sharing of Breakwater's savings on transportation incurred by selling to Noranda rather than to Europe.

          Breakwater conservatively forecasts that long-term smelter treatment charges are US$160 per dry metric tonne of concentrate on a basis US$1,000 per tonne zinc. The price participation is plus 16 cents / minus 14 cents per dollar change in zinc metal price on a per tonne basis. The freight capture is estimated to be between US$10.00 - $20.00 per dmt.

          Breakwater conservatively forecasts the copper treatment charges at US$80 per dry metric tonne of concentrate on a basis of US$0.90 per pound copper and the copper refining charge at US$0.08 per pound of payable copper. The freight capture is estimated to be US$20.00 to US$30.00 per dmt.

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                     Table 9-2 - Concentrate Specifications

---------------------------------------------------------------------------------------------------
          Zinc Concentrate                                      Copper Concentrate
---------------------------------------------------------------------------------------------------
Zn              %                 52.00              Cu              %                  24-28.8
Pb              %                  0.32              As              %                0.003-0.004
Cu              %                  0.63              Au             g/t                Up to 8.2
Fe              %                  9-10              Ag             g/t                450 - 900
As              %                  0.01              Sb              %                   0.007
Sb              %                 0.0009             Bi              %                0.02 - 0.04
Au             g/t                 0.30              S               %                34.3 - 36.2
Ag             g/t                  70               Hg             ppm                  2 - 5
F              ppm                  10               Fe              %                27.3 - 29.1
Cl             ppm                 100               Cd             ppm                 92 - 110
S               %                 35.00              Pb              %                1.19 - 4.87
Ge              %                 0.001             Al2O3            %                0.04 - 0.06
Se              %                  0.02              Zn              %                3.91 - 4.96
Sn              %                  0.02              F              ppm                  0 - 56
Te              %                   -               SiO2             %                1.07 - 1.30
Hg              %                 0.0022             Co             ppm                6.3 - 15
Bi              %                 0.005              Se              %                  <0.044
Ni              %                 0.003              Te             ppm                  < 3
Co              %                 0.002              Ni             ppm                 9 - 480
Cd              %                  0.19              Mn              %                  26 - 31
MgO             %                  0.08              CaO             %                   0.03
Mn              %                 0.019              Sn             ppm                 30 - 320
Al2O3           %                  0.08              MgO             %                0.12 - 0.45
CaO             %                  0.13              Cl             ppm                  < 100
SiO2            %                  0.25              Mo              %                     -
                                                   Insols            %                     -
                                                     In              %                     -
                                                     U               %                     -
                                                     Ge              %                     -
---------------------------------------------------------------------------------------------------


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10.0      OPERATING COST

          The total operating cost to mine gate is estimated at Cdn$55.61 per tonne milled over the life of the mine. The average operating cost from Year 4 to Year 9 is $51.73/tonne. This cost is in the range of the historical 1999 operating cost. Table 10-1 summarizes the total operating cost. Note that the cost per lb payable zinc is based on the operating costs tabulated, plus the smelter treatment costs, not show in the table. The following sections explain the operating costs, while further details are in Appendix Y - Unit Costs.

          As part of the current feasibility study update, suppliers were contacted for updated material costs for 2003. A second version of the project economic model was prepared using current 2003 prices, and it was determined that there had not been a significant change, so the original 2001 material costs have been used in this current study.

                           Table 10-1 - Operating Cost
                                    ($000's)

------------------------------------------------------------------------------------------------------------------------------------
                             Year 1*  Year 2   Year 3   Year 4  Year 5  Year 6  Year 7   Year 8   Year 9  Year 10*    Total   Cost/t
------------------------------------------------------------------------------------------------------------------------------------
   Mining                     2,358    7,760   14,467   15,363  15,720  16,143  16,064   15,951   14,954    5,483   124,263   $37.40
   Milling                      264      858    4,605    5,160   5,061   5,116   5,098    5,029    4,794    1,925    37,910   $11.41
   Administration               950    2,352    2,534    2,534   2,534   2,534   2,534    2,534    2,534    1,546    22,586    $6.80
Total Operating               3,572   10,970   21,606   23,057  23,315  23,793  23,696   23,514   22,282    8,954   184,759   $55.61
Total Operating/tonne Milled      -  $148.49   $56.70   $51.24  $51.81  $52.87  $52.66   $52.25   $49.52   $53.34    $55.61
Cost/lb Payable Zinc US$          -        -   $0.408   $0.373  $0.368  $0.359  $0.350   $0.350   $0.345   $0.357    $0.376
------------------------------------------------------------------------------------------------------------------------------------
     * 6 months

          Table 10-2 provides a more detailed breakdown of the mining cost, and makes a comparison to the average operating costs in the feasibility plan to the actual costs from 1999 and 2000. In addition, the feasibility operating cost for Year 6 has been included, representing the typical costs at full production.

                     Table 10-2 - Operating Cost Comparison
                                    ($/tonne)

               --------------------------------------------------------------------------------------------
                                       HISTORIC     HISTORIC      HISTORIC     FEASIBILITY    LIFE OF MINE
                                        ACTUAL       ACTUAL      AVERAGE OF       PLAN        FEASIBILITY
                                         1999         2000      1999 & 2000      YEAR 6          PLAN
               --------------------------------------------------------------------------------------------
               Definition Drilling       1.31         0.57          0.94           0.67          0.61
               Stope Preparation         7.82         7.12          7.47           6.15          5.44
               Extraction               14.06        16.66         15.36          13.16         13.50
               Mine Services             6.28         6.40          6.34           5.84          6.52
               Mechanical Services       2.56         2.45          2.51           2.87          3.41
               Electrical Services       1.19         1.08          1.14           1.05          1.22
               Surface Services          3.69         4.09          3.89           4.26          5.20
               Engineering               1.43         1.74          1.59           1.74          1.90
               Geology                   1.11         1.18          1.15           1.11          1.21
               Allocation to Capital    (2.60)       (1.72)        (2.16)         (0.98)        (1.61)
               Total Mining             36.85        39.57         38.21          35.87         37.40

               Milling                   9.69        10.52         10.11          11.37         11.41

               Administration            5.20         6.24          5.72           5.63          6.80

               --------------------------------------------------------------------------------------------
               TOTAL                   $51.74       $56.33        $54.04         $52.87        $55.61
               --------------------------------------------------------------------------------------------
               COST/LB PAYABLE ZINC    $0.490       $0.520        $0.500         $0.359        $0.376
               US$
               --------------------------------------------------------------------------------------------

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          The cost per tonne milled in the feasibility plan is higher than the average 1999-2000 cost, due partly to the effect of averaging in costs from Year 1, 2 and 10, when the production rate is well below design. Many of the cost categories shown above compare much more closely in Year 6 during full production. On a cost per pound payable zinc basis, the feasibility plan has a reduced cost due to mining higher grade material.

          Stope preparation includes development and slot raising. The feasibility cost of stope preparation is lower than historical costs as the practice of cable bolting the ore drifts will be replaced with lower cost rebar bolting. Also, the feasibility unit cost for drifting is lower than historical costs as accounting practices have changed regarding the service equipment. In the past it was charged to drifting under stope preparation, while the current practice is to include these charges under mechanical services resulting in a higher cost in this category.

          Extraction includes drilling, blasting, mucking, backfilling and drift rehabilitation.

          Mine services include supervision, shaft operations, crushing and construction.

          Surface services includes electric power, propane, diesel fuel, bussing, road and yard maintenance and waste handling. Energy costs have increased since 2000 and more surface waste handling is included in the feasibility plan. The feasibility plan also includes an increase in the ventilation requirement for the mine which results in additional electricity consumption and propane consumption for mine air heating.

          Feasibility plan geology and engineering costs are slightly higher than historical costs as additional personnel will be required due to the increased amount of development faces related to Zone 97 as well as longer distances to cover.

          Feasibility plan milling costs are higher than historical costs due to additional reagent consumption due to milling higher grade ore.

          Feasibility plan administration costs are the average of historical costs. An amount of $0.5 million has been included for Langlois severance costs in Year 10.

10.1      MINING COST

          The following table is a summary by year of each major area of the underground mine operating cost.

                            Table 10-3 - Mining Cost
                                    ($000's)

----------------------------------------------------------------------------------------------------------------------------------
                        Year 1*   Year 2   Year 3   Year 4   Year 5   Year 6  Year 7   Year 8  Year 9  Year 10*    Total    Cost/t
----------------------------------------------------------------------------------------------------------------------------------
Definition Drilling          -        50      321      379      303      303     303      152     152       57     2,020     $0.61
Stope Preparation            -     1,685    2,449    2,051    2,407    2,766   2,725    2,709   1,263       20    18,075     $5.44
Extraction                   -       843    5,064    6,037    5,960    5,923   6,002    6,094   6,376    2,553    44,852    $13.50
Mine Services              625     1,824    2,630    2,630    2,630    2,630   2,541    2,541   2,541    1,085    21,677     $6.52
Mechanical Services        400     1,203    1,279    1,247    1,312    1,291   1,337    1,319   1,375      573    11,336     $3.41
Electrical Services        115       473      473      473      473      473     473      473     473      145     4,044     $1.22
Surface Services           878     2,062    2,090    1,956    1,936    1,919   1,894    1,917   1,864      777    17,293     $5.20
Engineering                215       621      781      781      781      781     712      712     712      201     6,297     $1.90
Geology                    125       336      499      499      499      499     499      499     499       72     4,026     $1.21
Allocation to Capital        -    (1,337)  (1,119)    (690)    (581)    (442)   (422)    (465)   (301)       -    (5,357)   ($1.61)
----------------------------------------------------------------------------------------------------------------------------------
Total                    2,358     7,760   14,467   15,363   15,720   16,143  16,064   15,951  14,954    5,483   124,263    $37.40
----------------------------------------------------------------------------------------------------------------------------------
     * 6 months

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

10.1.1    DEFINITION DRILLING

          The feasibility study includes definition drilling during Year 3 and Year 4 in order to better define the ore in Zone 97. Other areas will also be drilled, but the drilling quantity drops off in Year 8, as all areas will be sufficiently defined. The lower interval development planned in Zone 97 will allow substantial savings in definition drilling at $0.61/t compared to historical costs of $1.00/t hoisted.

          Since 1993, 123,512m of definition and exploration drilling have been carried out at the Langlois mine at an average cost of $37.31/m, including assaying and cementing. For the year 2000, the average cost was $34.94/m.

10.1.2    STOPE PREPARATION

          Table 10-4 shows the quantities of work and the associated costs for stope preparation.

                         Table 10-4 - Stope Preparation
                                     ($ 000)

-----------------------------------------------------------------------------------------------------------------------------
                       Cost/m   Year 1*  Year 2   Year 3  Year 4   Year 5  Year 6  Year 7  Year 8  Year 9  Year 10*    Total
-----------------------------------------------------------------------------------------------------------------------------
Quantity
Drifts in Ore (m)                    -    1,818    2,222   1,724    2,171   2,625   2,625   2,625   1,165        -    16,975
Open Raises (m)                      -        -      135      90        -       -       -       -       -        -       225
Drop Raises (m)                      -       64      164     240      262     306     288     300     168       10     1,802
Raclette Slots (m)                   -        -      180     300      400     235     170     180     160       30     1,655
Styrofoam Slots (m)                  -       64      324     288      320     290     290     200      88        -     1,864
Cost
Drifts in Ore          $887/m        -    1,613    1,971   1,529    1,926   2,328   2,329   2,327   1,034        -    15,057
Open Raises          $1,225/m        -        -      165     110        -       -       -       -       -        -       275
Drop Raises            $800/m        -       51      131     192      210     245     230     241     134        8     1,442
Raclette Slots         $413/m        -        -       74     124      165      97      70      75      66       12       683
Styrofoam Slots        $332/m        -       21      108      96      106      96      96      66      29        -       618
Total                                -    1,685    2,449   2,051    2,407   2,766   2,725   2,709   1,263       20    18,075
-----------------------------------------------------------------------------------------------------------------------------
     * 6 months

          Drifts in ore cost $887/m. This can be further broken down to $423/m for labour, $253/m for materials, and $211/m for equipment. (As previously noted, material costs are based on 2001 prices.)

          The labour cost is based on two 3 man crews working 3 headings at the same time on a 5 day per week, 2 8-hour shifts per day basis. Historically, labour costs were $410/m. Material cost includes ground support, piping, ventilation, etc. Historically it was $245/m. Historically, equipment cost was $480/m. The difference between historical and planned equipment cost reflects a change in accounting practice. In the past the cost for 2 yd. service scoop and service vehicles were redistributed in the development account, from now on they will be redistributed in mech. dept. account.

          Open raises cost $1,225/m, drop raises $800/m, raclette slots $413/m, and styrofoam slots $332/m. These costs include manpower and materials. Refer to Appendix Z - Historical Costs.

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

10.1.3    EXTRACTION

          Table 10-5 shows the quantities of work and the associated costs for extraction.

                         Table 10-5 - Extraction ($ 000)

------------------------------------------------------------------------------------------------------------------------------------
                              Cost/t  Year 2   Year 3    Year 4   Year 5   Year 6    Year 7    Year 8    Year 9  Year 10      Total
------------------------------------------------------------------------------------------------------------------------------------
UNITS - TONNES
Longhole Drilling - 114mm          -       -  134,636   135,153  149,065  102,596    59,612    63,465   123,667   53,206    821,400
Longhole Drilling -54mm Z3,4       -       -   80,604    80,604   49,447   30,251    25,929    21,945    21,945        -    310,726
Longhole Drilling - 54mm Z97       -       -   73,080   161,205  161,205  208,130   255,633   255,633   255,633  114,522  1,485,040

Blasting 114mm                     -       -  134,636   135,153  149,065  102,596    59,612    63,465   123,667   53,206    821,400
Blasting 54mm Z3, 4                -       -   80,604    80,604   49,447   30,251    25,929    21,945    21,945        -    310,726
Blasting 54mm Z97                  -       -   73,080   161,205  161,205  208,130   255,633   255,633   255,633  114,522  1,485,040

Mucking                            -       -  288,321   376,962  359,717  340,976   341,175   341,043   401,245  167,727  2,617,165

Remucking - Truck Z4, 97           -  31,468  144,069   232,194  250,540  315,985   363,489   363,489   303,507  114,522  2,119,263

Remucking - Truck Z3 Est              18,221   99,788    85,485   95,837   66,608    45,288    48,094    93,081        -    552,401
Remucking - Scooptram              -   1,573    7,203    11,610   12,527   15,799    18,174    18,174    15,175    5,726    105,963
Load Waste to Trucks                  76,021   91,919    55,120   47,482   18,772    11,272    18,862     5,860    2,133    327,441
Backfill - Paste                   -  30,440  187,396   221,657  220,483  223,840   223,430   238,637   242,476   90,352  1,678,711
Backfill - Rock                    -       -   24,510    33,375   31,650   31,073    31,525    34,104    40,124   16,773    243,134
Backfill - Cemented Rock           -       -   20,467    20,655   20,655   14,515    12,374         -         -        -     88,665

COST ($ 000)                  Cost/t
Longhole Drilling - 114mm      $2.16       -      291       291      322      222       129       137       267      115      1,774
Longhole Drilling -54mm Z3,4   $1.83       -      148       148       90       55        47        40        40        -        568
Longhole Drilling -54mm Z97    $2.08       -      152       335      335      433       532       532       532      238      3,089
Blasting 114mm                 $1.18       -      159       160      176      121        70        75       146       63        970
Blasting 54mm Z3,4             $1.86       -      150       150       92       56        48        41        41        -        578
Blasting 54mm Z97              $1.98       -      145       319      319      412       506       506       506      227      2,940
Mucking                        $2.15       -      620       811      773      733       734       733       863      361      5,628
Remucking - Truck Z4, 97       $2.21      71      318       513      554      698       803       803       671      253      4,684
Remucking - Truck Z3 Est       $1.61      29      161       138      154      107        73        77       150        -        889
Remucking - Scooptram           $215       3       15        25       28       34        39        39        33       12        228
Load Waste to Trucks           $2.15     163      197       119      102       40        24        41        13        5        704
Backfill - Paste               $8.78     267    1,645     1,946    1,936    1,966     1,962     2,095     2,129      793     14,739
Backfill - Rock                $2.15       -       53        72       68       67        68        73        86       36        523
Backfill - Cemented Rock       $5.32       -      109       110      110       78        66         -         -        -        473
Drift Rehabilitation               -     282      845       844      845      845       845       846       844      422      6,618
Ore Pass                           -      28       56        56       56       56        56        56        55       28        447
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    843    5,064     6,037    5,960    5,923     6,002     6,094     6,376    2,553     44,852
------------------------------------------------------------------------------------------------------------------------------------

          Long hole drilling (114mm diameter) is estimated to cost $2.16/t or $20.54/m, including manpower at $8.25/m, materials at $7.79/m, and equipment at $4.50/m. This assumes a long hole driller will average 50m/shift working five days a week, two shifts per day.

          Long hole drilling (54mm diameter) in Zones 3 and 4 is estimated to cost $1.83/t or $10.99/m, including manpower at $6.17/m, materials at $1.99/m, and equipment at $2.83/m. Long hole drilling (54mm) in Zone 97 is estimated to cost more due to the narrower ore at $2.08/t or $10.40/m, including manpower at $5.57/m, materials at $1.99/m, and equipment at $2.83/m. This assumes that a long hole driller will average 65m/shift working five days a week, two shifts per day.

          Blasting 114mm diameter holes is estimated to cost $1.18/t , while blasting 54mm diameter holes in Zones 3, 4 is estimated to cost $1.85/t and in Zone 97 it is estimated to cost $1.98/t.

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                                       95                         SRK CONSULTING
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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

          All longhole blasting will be carried out by 2 crews of 2 men working five days a week, two shifts per day (160 man shifts/week). Refer to Appendix Y - Unit Costs for further details.

          Mucking and trucking operating costs per hour have been estimated from basics, starting with tires, fuel, maintenance labour and parts, etc. Haulage distances have been evaluated to estimate cycle times and productivities. Costs per tonne have been derived from these productivities.

          Mucking and scooptram rehandling will cost $2.15/t, while trucking will cost $2.21/t. Trucking costs for Zone 3 material have been estimated at $1.61/t.

          Paste backfilling will cost $8.78/t, un-cemented rock backfilling will cost $2.08/t, and cemented rock backfilling will cost $5.32/t.

          Rehabilitation costs are based on 3 men per shift scaling, spot bolting, and screening drifts where needed.

          Historical ore pass operating costs have been $10,000/month. Since there are no ore/waste passes in Zone 97 (truck haulage), the future projection for this account has been reduced by about 50% to $4,700/month to include maintenance of ore passes in Zones 3 and 4.

10.1.4    MINE SERVICES

          Mine services costs include all aspects of shaft operation, maintenance of some underground infrastructure (lunch rooms, shaft stations, tuggers, etc.), crusher and rock breaker operation, service men, training, supervision and operating costs for four pick-up trucks. Further details are in Appendix AA - Underground Department.

10.1.5    MECHANICAL SERVICES

          Mechanical services costs include manpower and materials for maintaining the mine buildings, underground garages and mobile equipment, compressors, generator, hoisting plant, shaft loading system, surface ventilation equipment, and surface mobile equipment. Also included are supervision salaries, one pick-up truck and various expenses (small tools and tools replacement, safety equipment). Further details are in Appendix BB - Maintenance Department.

10.1.6    ELECTRICAL SERVICES

          Electrical services costs include manpower and materials for maintaining the mine buildings, underground mobile equipment, communication and automation systems, heating system, compressors, generator, hoisting plant, miner's lamps, shaft loading system, ventilation equipment, etc. Also included are supervision salaries, one pick-up truck and various expenses (small tools and tools replacement, electrical equipment, safety equipment). Further details are in Appendix CC - Electrical Department.

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                                       96                         SRK CONSULTING
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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

10.1.7    SURFACE SERVICES

                          Table 10-6 - Surface Services
                                    ($000's)

------------------------------------------------------------------------------------------------------------------------------------
                       Year 1*   Year 2   Year 3   Year 4   Year 5   Year 6   Year 7   Year 8   Year 9   Year 10*   Total    Cost/t
------------------------------------------------------------------------------------------------------------------------------------
FIXED COSTS                80       249      248      248      249      249      249      249      249       104    2,174     $0.65

VARIABLE COSTS
Surface Waste Haulage       -       442      218       81       65       19       19       50        -         -       894    $0.27
Electricity               540       796      936      936      936      960      936      936      936       390     8,302    $2.50
Propane                    60       159      254      254      253      254      254      254      253       106     2,101    $0.63
Diesel Fuel                 -        19       38       41       38       41       40       32       30        12       291    $0.09
Transport (Bussing)       198       397      396      396      395      396      396      396      396       165     3,531    $1.06
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                  798     1,813    1,842    1,708    1,687    1,670    1,645    1,668    1,615       673    15,119    $4.55
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                     878     2,062    2,090    1,956    1,936    1,919    1,894    1,917    1,864       777    17,293    $5.20
------------------------------------------------------------------------------------------------------------------------------------
     * 6 MONTHS

          Fixed costs in surface services include manpower and material for the dry, the yard and the waste handling. It also includes the contract to maintain the mine site access road. Further details are in Appendix DD
          - Fixed Costs.

          The Langlois mine is a significant consumer of electricity. A study was conducted which analyzed the annual electrical power cost by examining the utilization hours for all of the electrical equipment. Using this data, projections were made of future electrical power consumption. In accordance with the Hydro-Quebec pricing rate effective in May 2001, the unit cost per kilowatt-hour is estimated to be $0.0462. The underground cost of electricity has been estimated to be $8,302,000 for the life of the mine. See Appendix EE - Electric Power Cost.

          Propane is used to heat the fresh air during cold periods. To evaluate the annual propane cost, an analysis of the historical propane consumption in relation to the flow of heated air was conducted. Utilizing data from the winters of 1998-1999 and 1999-2000, the average consumption of propane was estimated to be 3.8 litres per cubic foot per minute (cfm) of fresh air. See Appendix FF -Propane Cost.

          The total propane cost for the project is $2,101,000, considering the planned increase in ventilation requirements, and a fixed price of $0.192 per litre of propane (1999-2000 price).

          A diesel fuel price of $0.4838 per litre (the average price of 1999 and 2000) is included in the estimation of the unit costs (mucking, trucking, etc.). To account for the recent rise in the diesel fuel price, an extra $0.0484 per litre has been accrued and added to the surface service cost account. This addition represents an increase of 10% and brings the estimation of the diesel fuel price to $0.5322 per litre for the whole life of the project. See Appendix GG - Diesel Fuel Cost.

          Mine employees are transported to the mine from the town of Lebel-sur-Que Villon by bus and this cost is included in surface services. Further details are in Appendix HH - Bussing Contract.

10.1.8    ENGINEERING

          Engineering costs include salaries for (1 Chief Engineer, 1 Senior Engineer, 2 Engineers, 1 Senior Technician, and 6 Technicians), expenses for one pick-up truck and various expenses (small tools, computer, safety equipment). Further details are in Appendix JJ - Engineering Department.

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10.1.9    GEOLOGY

          Geology costs include salaries for (1 Chief Geologist, 1 Senior Geologist, 1 Geologist, and 3 Technicians), and various expenses (lab. analyses, small tools, safety equipment). Further details are in Appendix KK - Geology Department.

10.1.10   ALLOCATION TO CAPITAL

          Allocation to capital is a transfer of operating costs (portions of the supervision and engineering salaries of people attributed to capital expenditures) to the capital cost. See Appendix LL -Virement

10.4.11   WORKING CAPITAL

          Working capital requirements have been estimated and are shown in the table below.

                                            Table 10-7 - Working Capital
                                                    ($000's)

---------------------------------------------------------------------------------------------------------------------
                   Year 1*    Year 2   Year 3   Year 4   Year 5   Year 6  Year 7   Year 8   Year 9   Year 10   Total
---------------------------------------------------------------------------------------------------------------------
Working Capital                1,278    4,876    1,529      221      315     199      (95)    (224)   (8,099)      -
---------------------------------------------------------------------------------------------------------------------
     * 6 months

          Working capital takes into account the time difference between concentrate sales and revenue. It has been calculated by taking the annual minesite revenue divided by 5.

10.2      MILLING COST

          The following table is a summary by major area of the milling and environmental operating costs.

               Table 10-8 - Milling & Environmental Operating Cost
                                    ($000's)

------------------------------------------------------------------------------------------------------------------------------
                 Year 1*   Year 2   Year 3   Year 4   Year 5   Year 6   Year 7  Year 8   Year 9   Year 10*    Total    Cost/t
------------------------------------------------------------------------------------------------------------------------------
Milling             204       731    4,371    4,926    4,827    4,882    4,864   4,795    4,560     1,827    35,987    $10.83
Environmental        60       127      234      234      234      234      234     234      234        98     1,923     $0.58
------------------------------------------------------------------------------------------------------------------------------
Total               264       858    4,605    5,160    5,061    5,116    5,098   5,029    4,794     1,925    37,910    $11.41
------------------------------------------------------------------------------------------------------------------------------
     * 6 months

          Milling cost includes manpower, reagents, maintenance, and electricity. See Appendix MM - Mill Budget.

          Environment costs include manpower, reagents, and maintenance. See Appendix NN -Environmental Budget.

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                                       98                         SRK CONSULTING
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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

10.3      ADMINISTRATION COST

                        Table 10-9 - Administration Cost
                                    ($000's)

-----------------------------------------------------------------------------------------------------------------------------------
                          Year 1*   Year 2   Year 3  Year 4   Year 5   Year 6   Year 7   Year 8  Year 9  Year 10*   Total   Cost/t
-----------------------------------------------------------------------------------------------------------------------------------
Site Administration          818     1,887    2,069   2,069    2,069    2,069    2,069    2,069   2,069    1,352   18,540    $5.58
-----------------------------------------------------------------------------------------------------------------------------------
Administrative Services      132       465      465     465      465      465      465      465     465      194    4,046    $1.22
-----------------------------------------------------------------------------------------------------------------------------------
Total                        950     2,352    2,534   2,534    2,534    2,534    2,534    2,534   2,534    1,546   22,586    $6.80
-----------------------------------------------------------------------------------------------------------------------------------
     * 6 months

10.3.1    SITE ADMINISTRATION

          Site administration costs include salaries for (1 General Manager, 1 General Superintendent, 1 Human Resources Superintendent, 1 Safety Co-ordinator, 1 Human Resources Co-ordinator, 2 Trainers, 1 Nurse, 1 Secretary, 1 Purchasing Agent, 3 Warehouse Clerks), expenses for two pickup trucks, housing expenses and apartments revenue, expenses for security guards, association fees, professional fees, recruiting costs, employees help program, mining rights permit, general insurance, municipal taxes, school taxes, phone fees, postal service fees and various expenses (small tools, computer, safety equipment). See Appendix OO - Administration Department.

10.3.2    ADMINISTRATIVE SERVICES

          Administrative services cost includes salaries for (1 Administration Director, 1 Accountant, 2 Clerks, and 1 Purchasing Agent). Also included are the costs for the computer system. See Appendix PP - Off Site Administration.

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                                       99                         SRK CONSULTING
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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

11.0      CAPITAL COST

          An estimated $38.2 million in capital is required over the life of the mine. This is comprised of $47.1 million in expenditures offset by a salvage value of $8.9 million at the end of the project. Approximately $16.4 million must be expended prior to the start of production at the beginning of Year 3. The majority of the capital requirements are related to the underground mine, with the mill accounting for only $0.8million of the total.

          The project capital requirements are presented by year in Table 11-1 in these categories:
               o    Deferred development
               o    Equipment
               o    Salvage value

          Deferred development includes development of the underground infrastructure and construction activities. Equipment costs are mainly for the purchase of new underground and surface equipment, including stationary equipment and mobile equipment. A small portion of equipment cost is for the repair of existing equipment. Salvage value is credited to the project in year 2009 and includes the residual value of all buildings and equipment

          There is no capital provision for exploration activities aimed at defining new resources and reserves. The feasibility study is based only on the currently defined reserves

                               Table 11-1 Capital
                                     ($ 000)

-----------------------------------------------------------------------------------------------------------------------------
Item                           Year 1*  Year 2  Year 3  Year 4  Year 5  Year 6   Year 7  Year 8   Year 9   Year 10*    Total
-----------------------------------------------------------------------------------------------------------------------------
Deferred Development            4,268    6,717   6,302   3,445   2,845   2,124    2,065   2,293    1,261       125    31,445
Infrastructure & Equipment        340    5,044   4,152   2,387   1,100   1,260      725     500      150         -    15,658
Salvage Value                       -        -       -       -       -       -        -       -        -    (8,935)   (8,935)
-----------------------------------------------------------------------------------------------------------------------------
Total                           4,608   11,761  10,454   5,832   3,945   3,384    2,790   2,793    1,411    (8,810)   38,168
-----------------------------------------------------------------------------------------------------------------------------
     * 6 months

11.1      DEFERRED DEVELOPMENT

          The deferred development capital estimates are shown in Table 11-2.
          The allocation from operating is a transfer of some operating costs to capital. These transferred costs include portions salaries of personnel supporting project work such as supervision, engineering, etc. The development and construction components are described below.

                    Table 11-2 - Deferred Development Summary
                                     ($ 000)

------------------------------------------------------------------------------------------------------------------------------
Item                        Year 1*  Year 2   Year 3   Year 4   Year 5   Year 6   Year 7    Year 8   Year 9  Year 10*   Total
------------------------------------------------------------------------------------------------------------------------------
Development                      -    4,767    4,588    2,255    1,763    1,181    1,143     1,328      710        -   17,735
Construction                 4,268      613      596      500      500      500      500       500      250      125    8,352
Allocation from Operating        -    1,337    1,118      690      582      443      422       465      301        -    5,358
------------------------------------------------------------------------------------------------------------------------------
Subtotal                     4,268    6,717    6,302    3,445    2,845    2,124    2,065     2,293    1,261      125   31,445
------------------------------------------------------------------------------------------------------------------------------
     * 6 months

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                                      100                         SRK CONSULTING
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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

11.1.1    DEVELOPMENT

          Development requirements have been conceptually planned for the life of the mine. Capitalized underground development generally includes most of the excavations in waste. These excavations include access ramps, main access/haulage drifts, waste cross cuts, ore and waste passes, and ventilation raises. Quantities and cost estimates for capital development are shown in Table 11-3.

          Most of this development is related to accessing Zone 97 and supporting the ongoing production there. Work is required on levels 6, 9 and 13 to create suitable access drifts to this new zone. Also, considerable waste development is needed to drive the ramp systems and crosscuts to the sublevels that are closely spaced at 11m.

                 Table 11-3 - Deferred Development - Excavation

----------------------------------------------------------------------------------------------------------------------------------
                      Cost/m     Year 1*   Year 2   Year 3  Year 4   Year 5   Year 6   Year 7   Year 8  Year 9   Year 10*   Total
----------------------------------------------------------------------------------------------------------------------------------
EXCAVATION
Drifts (m)                         -        1,535      835       -        -        -        -        -       -        -     2,370
Crosscuts (m)                      -        1,184      774     600      495      715      760      715     330        -     5,572
Ramps (m)                          -        1,126    1,020   1,356    1,370      569      489      721     433        -     7,084
6 Lvl Track Drift                  -        1,283        -       -        -        -        -        -       -        -     1,283
Open Raises (m)                    -            -       80       -        -        -        -        -       -        -        80
1.8m Raisebore (m)                 -            -      140     280        -        -        -        -       -        -       420
3.7m Raisebore (m)                 -            -      780       -        -        -        -        -       -        -       780
COST ($ 000)
Drifts                  $880/m     -        1,351      735       -        -        -        -        -       -        -     2,086
Crosscuts               $880/m     -        1,042      681     529      436      630      669      630     291        -     4,908
Ramps                   $968/m     -        1,091      988   1,313    1,327      551      474      698     419        -     6,861
6 Lvl Track Drift     $1,000/m     -        1,283        -       -        -        -        -        -       -        -     1,283
Open Raises           $1,225/m     -            -       98       -        -        -        -        -       -        -        98
1.8m Raisebore        $1,476/m     -            -      207     413        -        -        -        -       -        -       620
3.7m Raisebore        $2,409/m     -            -    1,879       -        -        -        -        -       -        -     1,879
----------------------------------------------------------------------------------------------------------------------------------
Total                              -        4,767    4,588   2,255    1,763    1,181    1,143    1,328     710        -    17,735
----------------------------------------------------------------------------------------------------------------------------------
     * 6 months

          At the beginning of Year 2, crews are scheduled to begin the lateral development work. An additional jumbo crew commences in mid Year 2. Each crew is capable of advancing 110m per month. The largest item under raising is the 3.7m diameter ventilation raise for zone 97, scheduled the start in mid Year 2.

          The track drift on level 6 will also start at the beginning of Year 2. The heading will have to be driven on three shifts per day assuming an advance rate of 110m per month.

          The drifts and crosscuts sized at 3.5 x 3.7m will cost $880/m. This breaks down to $423 for labour, $246 materials, and $211 equipment costs. Ramping costs are estimated at $968/m, 10% more than level development.

          Quotations from a raise boring contractor are $1,476/m for 1.8m diameter completed raise, and $2,409/m for 3.7m diameter. See Appendix QQ - Raise Boring Estimates.

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11.1.2    CONSTRUCTION

          The construction cost estimate has been detailed for Years 1 and 2. Allowances for construction have been made in ensuing years. Refer to Table 11-2.

          The major construction projects included in the capital cost estimate are:

               o Modifications to the level 10 - 11 ore pass and feeder/conveyor. This will be converted into a 4.3m diameter steel lined bin. ($1,895,000)
               o The ore pass system will consist of 3.0m diameter vertical raise lined with steel from level 10 to level 8. ($1,933,000)
               o Construction work on ore and waste pass dumping points. o Installation of Zone 97 paste backfill underground distribution system.
               o    Expansion of the electrical distribution system.
               o    Fuel line from surface to underground.
               o Development and construction of a new mobile maintenance shop on level 13 and shop improvements on level 9.

11.2      EQUIPMENT

          The capital cost estimate for equipment is shown in Table 11-4. During Year 1, 5 pick up trucks are needed as replacement units ($200,000), the computer system will be updated ($60,000) and roof repairs will be made to solve the leaking problem ($100,000). A total of $200,000 has been included in Years 1 and 2 under a general category for miscellaneous items. This annual allowance is increased to $500,000 beginning Year 3.

                         Table 11-4 - Capital Equipment

------------------------------------------------------------------------------------------------------------------------
Item ($ 000)              Year 1*    Year 2   Year 3  Year 4  Year 5  Year 6  Year 7  Year 8  Year 9   Year 10*   Total
------------------------------------------------------------------------------------------------------------------------
Jack leg/Stopers               -         50       25      25      25       -       -       -       -        -       125
Portable Bumpers               -          -       10      10       -       -       -       -       -        -        20
Zone 97 Backfill System        -        220       70       -       -       -       -       -       -        -       290
Backfill Pump                  -        360        -       -       -       -       -       -       -        -       360
Forklift                      25          -        -       -       -       -       -       -       -        -        25
Haulage Truck                  -        994      497     497       -       -       -       -       -        -     1,988
Jumbo                          -        800        -       -       -       -       -       -       -        -       800
Production Scooptram           -          -      440     880       -       -       -       -       -        -     1,320
Service Scooptram              -        360      180       -       -       -       -       -       -        -       540
Scissor Lift                   -        250      750       -       -     250       -       -       -        -     1,250
Service Vehicle                -        105      210       -       -       -       -       -       -        -       315
Bar & Arm                      -          -        -     100       -       -       -       -       -        -       100
BCI Long hole Drill            -          -      270       -       -     135       -       -       -        -       405
Grader                         -        240      240       -       -       -       -       -       -        -       480
Equipment Replacement          -          -      450     450     450     450     450     225       -        -     2,475
Equipment Rehabilitation       -      1,255      100       -       -       -       -       -       -        -     1,355
General                        -          -      350     350     350     350     200     200     100        -     1,900
Pickup Trucks                200          -        -       -       -       -       -       -       -        -       200
Jaw Crusher                    -        125        -       -       -       -       -       -       -        -       125
Computers                      -         60        -       -       -       -       -       -       -        -        60
Cavity Monitor                 -         60        -       -       -       -       -       -       -        -        60
Ventilation 97 Zone            -         90      485       -       -       -       -       -       -        -       575
Oil Separator                 15          -        -       -       -       -       -       -       -        -        15
Repair Roof                  100          -        -       -       -       -       -       -       -        -       100
Mill General                   -         75       75      75     275      75      75      75      50        -       775
------------------------------------------------------------------------------------------------------------------------
Subtotal                     340      5,044    4,152   2,387   1,100   1,260     725     500     150        -    15,658
------------------------------------------------------------------------------------------------------------------------
     * 6 months

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          During Year 2, a paste backfill pump ($360,000) will be purchased and installation of the zone 97 paste backfill delivery system will begin on level 6 ($290,000). Two 20 tonne truck ($994,000), two jumbos ($800,000), two service scooptrams ($360,000), one scissor lift ($250,000), two service vehicles ($105,000), one grader ($240,000) and a small jaw crusher ($125,000) will be purchased. An allowance of ($1,355,000) is included for the rehabilitation of existing equipment which is carried out in 2002 and 2003.

          An annual allowance of $450,000 is included for equipment replacement, beginning in Year 3 and continuing until Year 7 and dropping to $225,000 in Year 8.

          During Year 3, an additional 20 tonne truck ($497,000) will be purchased for the new mining areas in Zone 97. Additional equipment needed for these areas include one 4.0 yd scooptram ($440,000) for production, one 2.0 yd scooptram ($180,000) for service, three scissor lifts ($750,000) for rehabilitation and four service vehicles ($210,000). In addition, one grader ($240,000) for zone 97 on 13 level and two more BCI long hole drills ($270,000) will be purchased.

          During Year 4, one additional 20 tonne truck ($497,000), two 4.0 yd diesel scooptrams ($880,000) and one bar and arm drill ($100,000) will be purchased for zone 97.

          During Year 6, one additional scissor lift ($250,000) will be purchased for Zone 97 as well as one BCI long hole drill ($135,000). See Appendix RR - Equipment Cost.

          Mill capital cost for years 2 to 8 have been included at $75,000 per year except for Year 5 where $275,000 is required. The capital cost in Year 5 includes enlarging the piping distribution, replacement of pumps, replacement of the copper thickener (too small for future copper grades), incorporation of a soda ash system, installing a water heating system and an improved lime system.

11.3      SALVAGE VALUE

          As shown in Table 11-5 a salvage value of $8.9 million has been estimated for the plant, equipment and buildings. This value is comprised of $0.6 million for buildings, $1.8 million for 9 houses and 3 apartment buildings in town, $2.7 million for the mill equipment and $3.8 million for the underground equipment.

11.3.1    SALVAGE VALUE OVERVIEW

          The buildings include the office, head frame, ore and waste bins, and mechanical shop, etc. The mill equipment includes the compressors, generator, SAG mill, ball mill, hoists (2), front-end loader, mechanical tools, paste backfill plant, grinding circuit, flotation circuit, thickeners and filtration circuit, pickups (4). The underground equipment includes the electrical substations, compressors, crusher, cage/skip, pumps, ventilation system, 20 tonne trucks, service vehicles, scissor lifts, 2.0 yd scooptrams, 3.0 yd scooptrams, 4.0 yd scooptrams, development jumbos, long hole drills and various other small gear. See Appendix SS - Salvage Value.

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                           Table 11-5 - Salvage Value
                                     ($ 000)

-----------------------------------------------------------------------------------------------------------------------------
Item                     Year 1*   Year 2   Year 3   Year 4   Year 5   Year 6   Year 7   Year 8   Year 9   Year 10*    Total
-----------------------------------------------------------------------------------------------------------------------------
Salvage Value
Surface Installations         -         -        -        -        -        -        -        -        -    (1,417)   (1,417)
Surface Technique             -         -        -        -        -        -        -        -        -       (21)      (21)
Stationary Equipment          -         -        -        -        -        -        -        -        -      (567)     (567)
Mobile Equipment              -         -        -        -        -        -        -        -        -    (1,793)   (1,793)
Mill                          -         -        -        -        -        -        -        -        -    (2,730)   (2,730)
Buildings                     -         -        -        -        -        -        -        -        -      (603)     (603)
Houses & Apartments           -         -        -        -        -        -        -        -        -    (1,804)   (1,804)
-----------------------------------------------------------------------------------------------------------------------------
Total                         -         -        -        -        -        -        -        -        -    (8,935)   (8,935)
-----------------------------------------------------------------------------------------------------------------------------
     * 6 months

11.4      ENVIRONMENTAL AND ABANDONMENT

          The environmental and abandonment cost is evaluated at $1,701,000 in the Langlois mine closure plan. This sum includes all the work to restore the mine site (dismantling all the buildings and infrastructures, rearrangement of the tailings pond). See Appendix TT
          - Closure Plan.

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12.0      ECONOMICS

12.1      CASHFLOW

                     Table 12-1 - Pre-Tax Cash Flow Summary

-----------------------------------------------------------------------------------------------------------------------------------
YEAR               * 6 months  YEAR 1*   YEAR 2    YEAR 3   YEAR 4   YEAR 5   YEAR 6   YEAR 7   YEAR 8   YEAR 9  YEAR 10*    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Exchange Rate                       -      0.70      0.70     0.70     0.70     0.70     0.70     0.70     0.70    0.70
METAL PRICES
Zinc Price US$/lb                   -     $0.50     $0.50    $0.50    $0.50    $0.50    $0.50    $0.50    $0.50   $0.50
Copper US$/lb                       -     $0.80     $0.80    $0.80    $0.80    $0.80    $0.80    $0.80    $0.80   $0.80
Silver US$/oz                       -     $5.00     $5.00    $5.00    $5.00    $5.00    $5.00    $5.00    $5.00   $5.00
ANNUAL ORE PROD. (`000)             -      73.9     381.1    450.0    450.0    450.0    450.0    450.0    450.0   167.8    3,322.8
Zinc (%)                            -     11.29     10.51    10.78    10.93    10.97    10.96    10.73    10.51   10.59      10.78
Copper (%)                          -      0.63      0.63     0.69     0.73     0.87     0.97     0.96     0.89    0.92       0.82
Silver (g/t)                        -     54.35     50.10    51.66    52.54    53.79    53.89    52.16    50.22   51.77      52.13
Gold (g/t)                          -      0.09      0.08     0.08     0.08     0.09     0.09     0.09     0.08    0.08       0.09
METAL RECOVERY
Zinc in Zinc Con. (%)               -      93.9      93.8     93.8     93.6     93.5     93.5     93.7     93.6    93.6       93.6
Copper in Copper Con. (%)           -      77.5      76.6     79.0     80.5     83.8     85.5     85.0     84.8    85.3       82.3
Silver in Copper Con. (%)           -      33.9      33.9     35.1     36.5     36.4     36.3     36.0     35.9    35.9       35.8
Gold in Copper Con. (%)             -      29.2      30.0     29.2     29.2     28.4     28.4     29.2     28.4    28.4       29.0
CONCENTRATE GRADE
Zinc (%)                            -      52.8      52.8     53.8     54.3     55.0     55.5     56.0     56.0    56.0       54.8
Copper (%)                          -      22.0      22.0     22.5     23.0     24.0     24.5     25.0     25.5    25.5       24.0
CONCENTRATE PRODUCTION (`000 T)
Zinc                                -      14.8      71.1     84.7     84.9     84.0     83.1     80.8     79.0    29.7      612.1
Copper                              -       1.6       8.4     10.9     11.5     13.7     15.2     14.7     13.3     5.2       94.5
CONTAINED METAL
Zinc (`000 t)                       -       7.8      37.5     45.5     46.1     46.2     46.1     45.2     44.3    16.7      335.4
Copper (`000 t)                     -       0.4       1.8      2.5      2.6      3.3      3.7      3.7      3.4     1.3       22.7
Silver (`000 oz)                    -      43.7     208.1    262.4    277.5    283.4    283.2    271.9    260.8   100.3    1,991.3
Gold (oz)                           -        62       294      338      338      370      370      381      329     124      2,606
PAYABLE METAL
Zinc (`000 lb.)                     -    14,649    70,238   85,277   86,307   86,521   86,452   84,764   82,929  31,162    628,299
Copper (`000 lb.)                   -       759     3,868    5,167    5,575    6,930    7,890    7,770    7,194   2,789     47,942
Silver (`000 oz)                    -        40       192      241      255      261      261      250      240      92      1,832
Gold (oz)                           -        12        40       11        -        -        -        -        -       -         63
SMELTER REVENUE (CDN $000)          -    11,624    55,978   68,547   69,843   71,584   72,629   71,212   69,171  26,105    516,693
Less Treatment Charges              -    (4,125)  (19,862) (23,709) (23,845) (23,938) (23,946) (23,196) (22,479) (8,476)  (173,576)
Less Losses                         -       (20)      (99)    (122)    (125)    (130)    (134)    (131)    (127)    (48)      (936)
Less Transportation                 -      (388)   (1,882)  (2,281)  (2,312)  (2,385)  (2,434)  (2,360)  (2,264)   (858)   (17,164)
Less Operating
Mining                         (2,358)   (7,760)  (14,467) (15,363) (15,720) (16,143) (16,064) (15,951) (14,954) (5,483)  (124,263)
Milling                          (264)     (858)   (4,605)  (5,160)  (5,061)  (5,116)  (5,098)  (5,029)  (4,794) (1,925)   (37,910)
Administration                   (950)   (2,352)   (2,534)  (2,534)  (2,534)  (2,534)  (2,534)  (2,534)  (2,534) (1,546)   (22,586)
Total Operating                (3,572)  (10,970)  (21,606) (23,057) (23,315) (23,793) (23,696) (23,514) (22,282) (8,954)  (184,759)
Less Shipping Cost to Smelter       -      (699)   (3,362)  (4,018)  (4,039)  (4,033)  (4,022)  (3,907)  (3,804) (1,432)   (29,317)
Less Working Capital Change         -    (1,278)   (4,876)  (1,529)    (221)    (315)    (199)      95       224  8,099          -
Less Capital                   (4,608)  (11,761)  (10,454)  (5,832)  (3,945)  (3,384)  (2,790)  (2,793)  (1,411)  8,810    (38,166)
Less Environ. & Abandonment         -         -         -        -        -        -        -        -        -  (1,701)    (1,701)
CASHFLOW                       (8,180)  (17,618)   (6,163)   7,998   12,042   13,607   15,408   15,407   17,028  21,546     71,075
Cumulative                     (8,180)  (25,798)  (31,961) (23,963) (11,921)   1,686   17,094   32,501   49,529  71,075
NPV @      8.0%                                                                                                             30,890
          10.0%                                                                                                             24,616
          12.0%                                                                                                             19,344
IRR 25.3%
Cost/lb. Payable Zinc US$/lb.
Zn Treatment, Shipping Costs        -    $0.198    $0.198   $0.193   $0.191   $0.188   $0.186   $0.183   $0.183  $0.183     $0.189
Credit for Byproducts               -   ($0.038)  ($0.039) ($0.042) ($0.045) ($0.054) ($0.060) ($0.060) ($0.058)($0.059)   ($0.052)
Operating Cost excl. Deprec.        -    $0.558    $0.249   $0.222   $0.222   $0.225   $0.224   $0.226   $0.220  $0.233     $0.239
Total Operating Cost                -    $0.718    $0.408   $0.373   $0.368   $0.359   $0.350   $0.350   $0.345  $0.357     $0.376
Capital                             -    $0.562    $0.104   $0.048   $0.032   $0.039   $0.027   $0.023   $0.012 ($0.198)    $0.043
Total                               -    $1.280    $0.512   $0.421   $0.400   $0.398   $0.377   $0.373   $0.357  $0.159     $0.419
-----------------------------------------------------------------------------------------------------------------------------------

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          The cashflow is based on mining and milling 3.3 million tonnes at an average grade of 10.78% zinc, 0.82% copper, 52.1 g/t silver and 0.09 g/t gold. Average metal recoveries over the life of the mine are 93.7% zinc recovery, 82.3 copper recovery, 35.8% silver recovery and 29.0% gold recovery. The average zinc concentrate grade is 54.8% zinc and the average copper concentrate grade is 24.0% copper.

          In total, 612,075 tonnes of zinc concentrate and 94,454 tonnes of copper concentrate are produced. Contained metal amounts to 335,366 tonnes of zinc, 22,691 tonnes of copper, 1,991,345 ounces of silver and 2,606 ounces of gold.

          The total smelter revenue is $516.7 million and has been calculated based on the following metal prices and exchange rate:

                   Table 12-2 - Metal Prices and Exchange Rate

                         -----------------------------------
                          Zinc                 US$0.50/lb
                          Copper               US$0.80/lb
                          Silver               US$5.00/oz
                          Gold                 US$343/oz
                          Exchange Rate        Cdn$0.70/$US
                         -----------------------------------

          Smelter penalties are applied to the zinc concentrate for iron and to the copper concentrate for lead.

          Payable metal is calculated according to Breakwater's existing smelter contracts. The total payable zinc is 628,299,332 lbs. Payable copper is 47,942,312 lbs. Payable silver is 1,832,038 oz and payable gold amounts to 63 oz.

          Total treatment charges for zinc and copper concentrates are included according to Table 12-3. For more information see Section 9-3 Concentrate Terms. The total treatment charges are $173.6 million.

                   Table 12-3 - Concentrate Treatment Charges
                                      ($US)

                 -----------------------------------------------
                                       TC           Price Level
                 -----------------------------------------------
                  Zinc               $ 160/t           $1,000
                  Copper             $ 80/t            $1,984
                 -----------------------------------------------

          Losses during transportation and assay exchange have been included and amount to a total of $0.9 million.

          Based on the above revenue and costs, the Net Smelter Return is Cdn$97.81/tonne milled. (excluding concentrate transportation costs)

          Operating and capital costs are deducted as per Sections 9.0 and 10.0. The total operating cost is $184.8 million. Shipping charges of $29.3 million include rail freight for zinc concentrates to Noranda's CEZ smelter at Valleyfield, Quebec and rail freight for the copper concentrate to Noranda's Horne smelter in Rouyn-Noranda, Quebec. For more information see Section 9-2 Concentrate Shipment.

          Capital cost including salvage value totals $38.2 million. In addition the environmental and rehabilitation cost is $1.7 million.

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          The total site operating cost per tonne milled before shipping is
          Cdn$55.61 per tonne. The total operating cost per pound of payable zinc including shipping is US$0.376 and the capital cost per pound of payable zinc is US$0.043 (Cdn$11.49/tonne milled) for a total operating and capital cost of $0.419 per pound of payable zinc including by-product credits for copper, silver and gold ($67.09/tonne milled).

                     Figure 12-1 Mine Site Cost Distribution


                                    [PICTURE]


          The total net pre-tax cashflow is Cdn$71.1 million. At a zinc price of US$0.50/lb. the mine produces a positive cashflow starting in Year 4. On a cumulative basis , the mine is cash positive starting in Year 6. The internal rate of return is 25.3% and the NPV at 8.0% is $30.9 million. Details of the cash flows can be found in Appendix UU - Pre-Tax Cash Flows.

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12.2      PROJECT SENSITIVITY


                        Table 12-4 - Project Sensitivity

--------------------------------------------------------------------------------------------------------------------
                                                   Cash Cost    Cash Flow    IRR     NPV 8%     NPV 10%     NPV 12%
                                                   US$/lb Zn    ($ `000)     (%)    ($ `000)   ($ `000)    ($ `000)
--------------------------------------------------------------------------------------------------------------------
Base Case                          Zn $0.50/lb
                                   Cu $0.80/lb
                                   Exchange 0.70    $0.376        $71,075    25.3%   $30,890    $24,616     $19,344

A. Metal Price
Zn Price                           + $0.05/lb       $0.389       $100,465    34.9%   $49,136    $40,969     $34,052
                                   - $0.05/lb       $0.355        $41,548    15.2%   $12,559     $8,186      $4,567
Cu Price                           + $0.05/lb       $0.368        $74,488    26.3%   $32,952    $26,451     $20,984
                                   - $0.05/lb       $0.375        $67,661    24.2%   $28,828    $22,780     $17,704
Zn+Cu Price                        + $0.05/lb       $0.385       $103,874    35.9%   $51,195    $42,802     $35,690
                                   - $0.05/lb       $0.358        $38,134    14.1%   $10,497     $6,350      $2,926
Prices May 30, 2003                Zn $0.357/lb     $0.329       ($18,952)   -7.6%  ($24,974)  ($25,448)   ($25,680)

B. Exchange Rate                   + $0.05 US/Cdn   $0.388        $49,356    18.0%   $17,461    $12,592      $8,540
                                   - $0.05 US/Cdn   $0.355        $96,135    33.4%   $46,385    $38,490     $31,811

C. Metallurgy
Improved Zn Conc. Grade            + 1%             $0.369        $73,130    26.0%   $32,192    $25,789     $20,404
Improved Zn Recovery               + 1%             $0.370        $73,586    26.1%   $32,447    $26,010     $20,598
Improved Zn Grade & Recovery       + 1%             $0.368        $75,662    26.8%   $33,762    $27,195     $21,669
Improved Cu Conc. Grade            + 1%             $0.372        $71,143    25.3%   $30,930    $24,651     $19,376
Improved Cu Recovery               + 1%             $0.371        $71,519    25.4%   $31,160    $24,856     $19,559
Improved Cu Grade & Recovery       + 1%             $0.371        $71,587    25.4%   $31,200    $24,892     $19,590

D. Cost
Operating Cost                     + 10%            $0.392        $52,599    18.4%   $18,941    $13,793      $9,506
                                   - 10%            $0.351        $89,551    32.5%   $42,840    $35,439     $29,183
Capital Cost                       + 10%            $0.372        $66,365    22.6%   $27,325    $21,268     $16,192
                                   - 10%            $0.372        $75,785    28.2%   $34,456    $27,965     $22,497
Transportation Cost                + 10%            $0.375        $68,143    24.3%   $29,063    $22,977     $17,869
                                   - 10%            $0.368        $74,007    26.3%   $32,718    $26,255     $20,820
All Costs                          + 10%            $0.395        $44,957    15.2%   $13,548     $8,805      $4,877

E. Production
Grade Change                       - 10%            $0.389        $45,974    16.8%   $15,331    $10,676      $6,811
Throughput                         - 10%            $0.390        $48,245    18.3%   $17,253    $12,520      $8,581
Grade plus Throughput              - 10%            $0.408        $25,656    10.0%    $3,251       ($24)    ($2,697)

F. Smelter Charges
Zn Charges                         + $10/t con      $0.381        $62,333    22.3%   $25,435    $19,720     $14,935
Cu Charges                         + $10/t con      $0.373        $69,728    24.9%   $30,070    $23,884     $18,689
All smelter charges                + $10/t con      $0.383        $60,986    21.9%   $24,614    $18,988     $14,280
--------------------------------------------------------------------------------------------------------------------

          The project sensitivity table indicates that the Langlois mine feasibility plan is most sensitive to zinc metal prices and exchange rates, which are items beyond control. Improvements in metallurgy result in gains with zinc grade and recovery contributing the most. Reductions in operating, capital and transportation costs also result in improved cash flows. Reductions in head grade and throughput can be adverse to the pre-tax cashflow. As well increases in smelter treatment charges result in additional cost.

          A US$0.05/lb of payable zinc rise increases the pre-tax cashflow by almost 40% to $100.5 million and a US$0.05/lb decrease results in a net pre-tax cashflow of $41.5 million.

          Fluctuations in the price of copper have less effect on the net pre-tax cashflow. Current prices as of May 30, 2001 (US$0.357/lb zinc) result in a negative net pre-tax cashflow of -$18.9 million.

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          A $0.05 US/Cdn increase in the exchange rate increases the net pre-tax cashflow to $96.1 million, whereas a $0.05 US/Cdn decrease results in a net pre-tax cashflow of $49.4 million.

          A 1% improvement in zinc concentrate grade and recovery results in a net pre-tax cashflow of $73.1 million. Improvements in copper metallurgy have less of an effect.

          A 10% increase in operating cost reduces the net pre-tax cashflow by about 26%, whereas a 10% decrease in operating cost increases net pre-tax cashflow to $89.6 million from $71.1 million.

          Capital cost fluctuations do not affect the net pre-tax cashflow as much as increases or decreases in operating cost. A 10% increase in capital returns $66.4 million, while a 10% decrease returns $75.8 million. The feasibility plan is also not as sensitive in the transportation cost area.

          A 10% reduction in head grade reduces net pre-tax cashflow to $46.0 million while a 10% reduction in throughput results in a cashflow reduction to $48.2 million.

          An increase of $10/t in zinc treatment charges reduces net pre-tax cashflow to $62.3 million, while a $10/t increase in copper treatment charges reduces net pre-tax cashflow slightly to $69.7 million.

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13.0      OPPORTUNITIES AND RISKS

13.1      OPPORTUNITIES

          This feasibility study relies on historical mine operating data, and has been developed on the basis of introducing only those changes required to address the most challenging operating problems and deficiencies described in Section 3.0.

          During the course of the development of the feasibility study, several opportunities were identified that hold the potential to further improve productivity and operating costs. These opportunities were not incorporated into the feasibility plan as there was not enough information or studies had not yet been carried out to ensure that they would be successful. These opportunities should be evaluated and appropriately tested at the Langlois mine before final engineering design or during the pre-production period. They are individually discussed below:

13.1.1    MINING

          13.1.1.1  UNDERHAND BENCH AND FILL

          The feasibility study is based on overhand stope sequencing in all areas. In Zone 97 there is a possibility of employing an underhand bench and fill method. The potential benefits are a reduction in up-front capital development to support production, and less rehabilitation of sublevels. Issues to investigate include a survey of other mines working under paste backfill (equipment only, not personnel), the cement content requirements in the backfill, and the effect on production scheduling of blasting (upholes) and mucking from the same level.

          13.1.1.2  TELE-REMOTE MUCKING

          Tele-remote mucking could be employed in Zone 97. The scooptram operator would be located at the remuck bay in the crosscut and would not get on and off his machine. This practice is frequently employed in Australia with much higher productivities, less damage to equipment, and improved safety for the operator.

          This practice would eliminate the need for safety bays in the mucking drifts. Safety bay cut outs will weaken the stope walls to some extent by undercutting the foliation.

          Tele-remote could also prove advantageous during remote mucking if the ore is thrown farther than expected during blasting.

          13.1.1.3  SHOTCRETE

          The use of shotcrete for support in the Zone 97 ore drifts would be more expensive initially, but would greatly reduce future rehabilitation time and costs. One possibility to keep the shotcrete costs down would be to use a wet mix with a slick line from surface, and small delivery trucks.

          Time saved in sublevel rehabilitation would speed up the stope cycle, contributing to production surety.

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13.1.2    EQUIPMENT

          13.1.2.1  ZONE 97 ELECTRIC-HYDRAULIC EQUIPMENT

          Electric-hydraulic development jumbos are included in the feasibility plan, but Zone 97 production drilling equipment is planned as pneumatic. Electric-hydraulic production drills are more expensive to purchase, but are much more energy efficient. Issues to investigate include capital versus operating costs, available hole sizes, and machine size and manoeuvrability in the narrow ore drifts.

          13.1.2.2  ZONE 3 DRILLING EQUIPMENT

          The feasibility plan includes 114mm diameter ITH production drilling in Zone 3 on 30m and 20m sublevels. It may prove economically attractive to drill the 20m sublevels with 54mm diameter holes. Issues to investigate include 114 mm versus 54mm drilling costs, hole deviation, and improvements in stope wall control.

          This opportunity can be assessed independently of the electric-hydraulic versus pneumatic question.

          13.1.2.3  TELE-TRAM TRUCKS

          There is a possibility of using tele-tram trucks in Zone 97. The advantage would be less back height requirements at dumping points. This has the potential to save on some development, but perhaps more significantly, to improve the flexibility of how the trucks can be used for hauling development waste to stopes or remuck areas. Issues to investigate include capital costs, models available (capacity and dimensions), and reliability and maintenance cost estimates.

13.1.3    MANAGEMENT

          13.1.3.1  MANAGEMENT AND OPERATIONAL EFFECTIVENESS

          Mine-wide improvements in operational effectiveness as measured by productivities achieved, are certainly possible, but may only be implemented through a management philosophy change. There is an opportunity during the capital period to make a fresh start by initiating changes in management systems and personnel. This is a difficult process as it affects people, but at least for the management positions that are currently vacant there is an opportunity for very selective recruitment.

          13.1.3.2  MINE PLANNING AND SCHEDULING SYSTEMS

          Integrated systems for efficient resource modelling and mine planning are widely available and should be considered for the Langlois mine. Scheduling software is also available that can be of great benefit in planning and scheduling development and production activities. The Langlois mine has small stopes cycling quickly, and good scheduling and communication will help ensure production targets are achieved.

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          13.1.3.3  SHIFT SCHEDULE

          The mine plan shift schedule is for 80 hours per week for most underground activities. There is an opportunity to work more hours per week. This can be viewed as an opportunity to catch up should there be any periods of production shortfall.

          The cage and hoist are scheduled to be operational three shifts per day, or 120 hours per week, to facilitate the movement of materials underground. The use of limited amounts of overtime work on production activities, such as stope mucking, is an opportunity that can be used for short periods.

13.1.4    RESERVES

          13.1.1.1  EXPLORATION

          There is potential for mineable reserves to be increased through ongoing exploration at the Langlois mine, and this has been described in Section 2.6 of this report.

          13.1.1.2  CUT-OFF GRADE

          Mineral reserves may also be increased through an increase in the NSR value of the ore, and the corresponding decrease in cut-off grade. The feasibility mine plan does not include mining of all of the December 31, 2000 mineral reserves, since it is a high-grade alternative. If metal prices and/or the exchange rate improve, the mineral reserves will increase. The mine plan is compatible with accessing most of the lower grade areas.

          13.1.1.3  ZONE 97 NORTH AND SOUTH LENSES

          The Langlois mine resources in Zone 97 includes tonnes from three parallel lenses; main, north, and south. Refer to section (2.3) of this report. Only main lens resources have been converted to mineral reserves. The north and south lenses were not brought into reserves because they are narrow, and their diluted grades are too low. However, at higher metal prices, it is anticipated that some of these resources would become mineable.

13.1.5    CONSUMABLES

          13.1.5.1  CEMENT BINDER REPLACEMENT

          It may be possible to reduce the cost of cemented paste backfill by replacing some of the cement with lower cost fly ash. Issues to investigate include any capital costs for fly ash handling, fly ash versus cement cost per tonne, backfill strength testing and strength gain timing.

          13.1.5.2  CORPORATE LEVEL COST NEGOTIATION

          At the corporate level, negotiations with suppliers may result in savings on some of the high cost consumables. There has been some success in the past, and this is an area that will be pursued in the future.

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13.2      RISKS

          The following risks to the financial success of the project have been identified.

13.2.1    METAL PRICES

          The financial results of the project are directly related to metals prices, particularly the price of zinc. Refer to Section 12.2 - Project Sensitivity.

13.2.2    PRODUCTION RATE

          There is always a risk of not achieving the planned production rate. The Langlois mine stope sizes are small and they cycle quickly. Several stopes must be in the production cycle at any one time, leading to many individual activities to manage.

          A key factor in managing this risk is the effective scheduling of development and production activities, and good communication and co-operation between the engineering and mine operations groups.

13.2.3    GRADE AND DILUTION

          The most likely cause of not achieving planned grades will be excessive dilution. The risk is perhaps the greatest in Zone 97 where there is no stoping experience.

          It is possible that Zone 97 is more distorted than we have assumed so the dilution could be greater than estimated.

          The planned minimum mining width for Zone 97 is 2.2m. If this is not achieved in the areas of thin ore, then dilution will tend to be greater than planned. It will be a challenge for development crews to follow the ore zone without undercutting the wall rock. Good geology control will be required for success.

          The minimum blast size (number of rows) in Zone 97 may be dictated by production requirements, and may be larger than ideal from a ground control point of view. This could have an adverse affect on dilution.

13.2.4    CAPITAL OVERRUNS

          Capital overruns are a risk on any project. There is no capital contingency.

          If there are any delays in the start up of production, the financing requirements of the project could be increased.

13.2.5    UNDERGROUND BACKFILL PUMPING

          There is some risk associated with operating a backfill pumping station underground. The perceived risks are in the areas of reliability and operating cost.

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                 APPENDIX A - CERTIFICATES OF QUALIFIED PERSONS











Note:

Daniel Vallieres, Ronald Durham, Alain Cossette, Tony Brisson, Marc Bernard, Andre Dessureault, and Martine Deshaies were all qualified persons who were involved with the original 2001 Langlois Mine Feasibility Study. These persons have either left the employ of Breakwater Resources Ltd. or have been transferred to other Breakwater Divisions. They were not involved in the 2003 update to the Langlois Mine Feasibility Study.

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CERTIFICATE AND CONSENT


          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Ken S. Reipas, residing at 43 Deverell Street, Whitby, Ontario do hereby certify that:

     1) I am a Principal Mining Engineer with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at Suite 602, 357 Bay Street, Toronto, CANADA.

     2) I am a graduate of Queen's University with a B.Sc. in Mining Engineering 1981, and have practiced my profession continuously since 1981;

     3) I am a Professional Engineer registered with the Association of Professional Engineers of Ontario;

     4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Mine Langlois Feasibility Project or securities of Breakwater Resources Limited.

     5) I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

     6) I, as a qualified person, am independent of the issuer as defined in
     Section 1.5 of National Instrument 43-101.

     7) I have not had any prior involvement with the property that is subject to the technical report.

     8) I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

     9) Steffen Robertson and Kirsten (Canada) Inc. was retained by Breakwater Resources Ltd. to prepare a report on the Langlois Mine Feasibility Project in accordance with National Instrument 43-101. The following report is based on SRK's review of project files, SRK's review of engineering studies carried out by Breakwater Resources Ltd. personnel, and on observations made by several of SRK's professional staff during numerous visits to site in 2000 and in 2001.

     10) I was a co-author of sections 1, 3, 4, 7, 8, 10, 11, 12, and 13 of the report and provided supervision and peer review.

     11) I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

                                                            "SEAL"
                                                        "Ken S. Reipas"


Toronto, Canada                                    Ken S. Reipas, P. Eng.,
June 06, 2003                                      Principal Mining Engineer

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CERTIFICATE AND CONSENT

          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Michael J. Michaud, residing at 43 Eastlawn Street, Oshawa, Ontario do hereby certify that:

     1) I am a Senior Geologist with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at Suite 850, 121 King Street West, Toronto, Canada.

     2) I am a graduate of the University of Waterloo with a HBSc. in Earth Science, MSc. from Lakehead University in 1998, and have practiced my profession continuously since 1987.

     3) I am a a fellow with the Geological Association of Canada and a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of the province of British Columbia;

     4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Langlois Mine or securities of Breakwater Resources Ltd.

     5) I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

     6)  I, as the qualified person, am independent of the issuer as defined in
         Section 1.5 of National Instrument 43-101.

     7) I have not had any prior involvement with the property that is subject to the technical report.

     8) I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

     9) Steffen Robertson and Kirsten (Canada) Inc. was retained by Breakwater Resources Ltd. to prepare a feasibility study for the Langlois Mine in accordance with National Instrument 43-101. The following report is based on our review of project files, discussions with Breakwater Resources Ltd personnel and observations made during several site visits between January and April, 2001.

     10) I was the co-author of the report.

     11) I hereby consent to use of this report for submission to any Provincial regulatory authority.


Toronto, Canada                               Michael J. Michaud, P.Geo.,
June 06, 2003                                 Senior Geologist

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CERTIFICATE AND CONSENT

          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Torben Jensen, residing at 10 Asprey Court, Brampton, Ontario do hereby certify that:

     1) I am a Mining Engineer working for Breakwater Resources Ltd., with an office located at 2000-95 Wellington St. W., Toronto, Ontario.

     2) I am a graduate of South Dakota School of Mines with a B.Sc. in Mining Engineering, 1978, and a graduate of Haileybury School of Mines with a Mining Engineering Technologist Diploma, 1975 and have practiced my profession continuously since 1978.

     3) I am a Professional Engineer registered with the Association of Professional Engineers of Ontario;

     4) I have reviewed all sections of the report and have provided supervision and peer review. I was a co-author of section 12 of the report

     5) I, as a co-author, agree with the facts in this report. Everything I have prepared was done with diligence.


Toronto, Ontario, Canada                      Torben Jensen, P.Eng
June 06, 2003                                 Manager of Engineering and
                                              North American Exploration

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CERTIFICATE AND CONSENT

          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Daniel Vallieres, residing at 69 Cote du Plateau, Lebel-sur-Quevillon, Quebec do hereby certify that:

     1) I am a Mining Engineer working for Breakwater Resources Ltd., Langlois Mine located at Lebel-sur-Quevillon, Quebec, Canada.

     2) I am a graduate of Laval University with a B.Sc. in Mining Engineering 1991, and have practiced my profession continuously since 1991.

     3) I am an Engineer registered with the Ordre des Ingenieurs du Quebec (O.I.Q).

     4) I have reviewed all sections of the report and have provided supervision and peer review.

     5) I, as a co-author, agree with the facts in this report. Everything I have prepared was done with diligence.


Lebel-sur-Quevillon, Quebec, Canada           Daniel Vallieres ing.,
June 14, 2001                                 Mining Engineer

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CERTIFICATE AND CONSENT

          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Ronald Durham, residing at 64 Des Sapins, Lebel-sur-Quevillon, Quebec do hereby certify that:

     1) I am a Mining Engineer working for Breakwater Resources Ltd., Langlois Mine located at Lebel-sur-Quevillon, Quebec, Canada.

     2) I am a graduate of Laval University with a B.Sc. in Mining Engineering 1994, and have practiced my profession continuously since 1994.

     3) I am an Engineer registered with the Ordre des Ingenieurs du Quebec (O.I.Q).

     4)  I was a co-author of sections 1, 3, 4, 7, 8, 10, 11 of the report.

     5) I, as a co-author, agree with the facts in the sections I have written. Everything I have prepared was done with diligence.


Lebel-sur-Quevillon, Quebec, Canada           Ronald Durham ing.,
June 14, 2001                                 Mining Engineer

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CERTIFICATE AND CONSENT

          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Alain Cossette, residing at 53 Rivest place, Lebel-sur-Quevillon, Quebec do hereby certify that:

     1) I am a Mining Engineer working for Breakwater Resources Ltd., Langlois Mine located at Lebel-sur-Quevillon, Quebec, Canada.

     2) I am a graduate of L'Ecole Polytechnique de Montreal with a B.Sc. in Mining Engineering 1997, and have practiced my profession continuously since 1997.

     3) I am an Engineer registered with the Ordre des Ingenieurs du Quebec (O.I.Q).

     4)  I was a co-author of sections 2, 3, 4, 7, 8 and 10 of the report.

     5) I, as a co-author, agree with the facts in the sections I have written. Everything I have prepared was done with diligence.


Lebel-sur-Quevillon, Quebec, Canada           Alain Cossette ing.,
June 14, 2001                                 Mining Engineer

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CERTIFICATE AND CONSENT

          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Tony Brisson, residing at 45 des Hetres, Lebel-sur-Quevillon, Quebec do hereby certify that:

     1) I am a Geologist working for Breakwater Resources Ltd., Langlois Mine, located at Lebel-sur-Quevillon, Quebec, Canada.

     2) I am a graduate Universite du Quebec a Chicoutimi (U.Q.A.C.) with a B.Sc. in geology, 1992 and have practiced my profession continuously since 1992.

     3) I am a Geologist registered with the Association professionnelle des geologues et geophysiciens du Quebec.

     4)  I have reviewed section 2 of the report.

     5) I, as a co-author, agree with the facts in the sections I have written. Everything I have prepared was done with diligence.


Lebel-sur-Quevillon, Quebec, Canada           Tony Brisson, B.Sc.,
June 29, 2001                                 Chief Geologist

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CERTIFICATE AND CONSENT

          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Denis Vaillancourt, residing at 111 Lesage, Val D'or, Quebec do hereby certify that:

     1) I am a Geologist working for Breakwater Resources Ltd., Langlois Mine, located at Lebel-sur-Quevillon, Quebec, Canada.

     2) I am a graduate of Universite du Quebec a Montreal (U.Q.A.M.) with a M.Sc. in geology, 1996, and have practiced my profession continuously since 1996.

     3) I am a Geologist registered with the Association professionnelle des geologues et geophysiciens du Quebec.

     4)  I was a co-author of sections 2 and 4 of the report.

     5) I, as a co-author, agree with the facts in the sections I have written. Everything I have prepared was done with diligence.


Lebel-sur-Quevillon, Quebec, Canada           Denis Vaillancourt M.Sc.,
June 14, 2001                                 Senior Geologist

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CERTIFICATE AND CONSENT

          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Marc Bernard, residing at 49 Des Hetres, Lebel-sur-Quevillon, Quebec do hereby certify that:


     1) I am a Mining Technician working for Breakwater Resources Ltd., Langlois Mine located at Technician, Quebec, Canada.

     2) I am a graduate of College Region Amiante with a D.E.C. in Mining Technology 1980, and have practiced my profession continuously since 1980.

     3)  I was a co-author of section 4 of the report.

     4) I, as a co-author, agree with the facts in the section I have written. Everything I have prepared was done with diligence.


Technician, Quebec, Canada                    Marc Bernard
June 14, 2001                                 Mine Superintendent

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CERTIFICATE AND CONSENT

          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Andre Dessureault, residing at 125 Principale Sud, Lebel-sur-Quevillon, Quebec do hereby certify that:

     1) I am a Mining Technician working for Breakwater Resources Ltd., Langlois Mine located at Quevillon, Quebec, Canada.

     2) I am a graduate of College de l'Abitibi-Temiscamingue with a D.E.C. in Mining Technology 1990, and have practiced my profession continuously since 1990.

     3)  I was a co-author of sections 3, 4, 7, 8 and 10 of the report.

     4) I, as a co-author, agree with the facts in the sections I have written. Everything I have prepared was done with diligence.

Lebel-sur-Quevillon, Quebec, Canada           Andre Dessureault
June 14, 2001                                 Senior Mining Technician

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

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2CB003.02 LANGLOIS MINE FEASIBILITY STUDY, LEBEL-SUR-QUEVILLON, QUEBEC

CERTIFICATE AND CONSENT

          TO ACCOMPANY THE BREAKWATER-LANGLOIS MINE FEASIBILITY STUDY,
                       LEBEL-SUR-QUEVILLON, QUEBEC, CANADA

I, Martine Deshaies, residing at 69 Cote du Plateau, Lebel-sur-Quevillon, Quebec do hereby certify that:

     1) I am a Mining Engineer working for Breakwater Resources Ltd., Langlois Mine located at Lebel-sur-Quevillon, Quebec, Canada.

     2) I am a graduate of Laval University with a B.Sc. in Mining Engineering 1992, and have practiced my profession continuously since 1992.


     3) I am an Engineer registered with the Ordre des Ingenieurs du Quebec (O.I.Q).


     4)  I was a co-author of sections 5, 6, 7, 9 and 10 of the report.

     5) I, as a co-author, agree with the facts in the sections I have written. Everything I have prepared was done with diligence.

Lebel-sur-Quevillon, Quebec, Canada           Martine Deshaies ing.,
June 29, 2001                                 Mining Engineer

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                                      125                         SRK CONSULTING
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